[redacted]

09002577

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [x]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Luxell Technologies Inc.
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Lux Acquisition Corporation
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

550904
(CUSIP Number of Class of Securities (if applicable))

Richard Raymer, Hodgson Russ LLP, 150 King Street, Ste 2309, Toronto, ON M5H 1J9, Canada
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 16, 2009
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires a party to submit the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval system (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 551-8900.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in

connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Jean-Louis Larmor, Chief Executive Officer

(Name and Title)

January 15, 2009

(Date)

The Depositary (see the back page of this document for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Acceptance and Transmittal.

LUX ACQUISITION CORPORATION

LETTER OF ACCEPTANCE AND TRANSMITTAL

for Common Shares
of
LUXELL TECHNOLOGIES INC.

This Letter of Acceptance and Transmittal, properly completed and duly executed, or a manually executed facsimile hereof, together with all other required documents, must accompany certificates representing common shares (as defined in the Offer to Purchase) of Luxell Technologies Inc. ("**Luxell Shares**") deposited pursuant to the offer to purchase (the "**Offer to Purchase**") dated January 15, 2009 made by Lux Acquisition Corporation (the "**Offeror**"). **The Offer will be open for acceptance until the Expiry Time, 5:00 p.m. (Toronto time) on February 20, 2009 unless the Offer is extended or withdrawn.** The terms and conditions of the Offer to Purchase are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used, but not defined, in this Letter of Acceptance and Transmittal which are defined in the Offer to Purchase shall have the same meanings herein as given to them in the Offer to Purchase.

Please carefully read the Instructions beginning on page 5 below before completing this Letter of Acceptance and Transmittal.

TO: LUX ACQUISITION CORPORATION

-and-

TO: EQUITY TRANSFER & TRUST COMPANY (the "Depositary")

The undersigned delivers to you the enclosed certificate(s) for Luxell Shares, details of which are as follows:

(see items 1, 7 and 8 of the instructions)

Name in which registered (please print)	Certificate Number(s)	Number of Luxell Shares Tendered
	TOTAL SHARES	

(Attach list to the above form, if necessary)

The undersigned:

(a) acknowledges receipt of the Offer to Purchase and accompanying Circular;

(b) delivers to you the enclosed certificate(s) representing Luxell Shares and, subject only to the provisions of the Offer to Purchase regarding withdrawal, irrevocably accepts the Offer to Purchase for and in respect of the Luxell Shares represented by such certificates (the "**Deposited Securities**") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Securities, including any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Deposited Securities on or after January 15, 2009 (collectively, the "**Other Securities**");

(c) acknowledges and agrees that the execution of this Letter of Acceptance and Transmittal irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxyholder of the holder of the Luxell Shares covered by this Letter of Acceptance and Transmittal with respect to the Deposited Securities and with respect to the Other Securities;

(d) acknowledges and agrees that this power of attorney is granted irrevocably upon execution of this Letter of Acceptance and Transmittal and shall in all cases be effective on and after the date that the Offeror takes up and pays for the Deposited Securities (the "**Effective Date**"), with full power of substitution, in the name of and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Deposited Securities and any Other Securities on the appropriate register of holders maintained by Luxell; and (b) to exercise any and all of the rights of the holder of Deposited Securities and any Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Deposited Securities and Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxyholder or the proxy nominee or nominees of such holder of Deposited Securities in respect of such Deposited Securities and Other Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of Luxell, and execute and negotiate, for and in the name of and on behalf of the registered holder of Deposited Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Deposited Securities and Other Securities;

(e) agrees that upon the execution of this Letter of Acceptance and Transmittal, effective on and after the Effective Date, not to vote any of the Deposited Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of Luxell and not to exercise any or all of the other rights or privileges attached to the Deposited Securities or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Deposited Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder or the proxy nominee or nominees of the holder in respect of the Deposited Securities and Other Securities;

(f) acknowledges that upon such appointment, all prior proxies given by the holder of such Deposited Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

(g) agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Securities and Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be;

(h) agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Luxell Shares deposited pursuant to the Offer and of any notice of withdrawal shall be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice;

(i) represents and warrants that:

(i) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Securities being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Securities to any other person;

(ii) the undersigned or the person on whose behalf the Deposited Securities are being deposited has good title to and is the beneficial owner of the Deposited Securities within the meaning of applicable laws;

(iii) the deposit of such Deposited Securities complies with applicable laws;

(iv) when such Deposited Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others whatsoever;

(j) directs and irrevocably authorizes the Offeror and the Depositary to: (i) issue or cause to be issued a Note in the full amount of the Offer Price (as such term is defined in the Offer to Purchase) to which the undersigned is entitled in respect of the Deposited Securities pursuant to the Offer, in the name indicated below, and to send such Note to the address, or hold the same for pickup, as indicated below, or (ii) return any certificates for Deposited Shares not purchased to the address indicated below (and if no name, address or delivery instructions are indicated to the undersigned at the address of the undersigned as it appears on the applicable securities register of Luxell).

Signature guaranteed by:
(if required under 4 of the instructions):

DATED: ____________________

Authorized Signature	Signature of Shareholder or Authorized Representative (see items 3 and 4 of the instructions)
Name of Guarantor (please print or type)	Telephone Number of Shareholder
Address of Guarantor (please print or type)	Facsimile Number of Shareholder
Telephone Number of Guarantor	Name of Shareholder (please print or type)
	Name of Authorized Representative, if applicable (please print or type)

BLOCK A

(see items 3 and 4 of the instructions)

ISSUE NOTE(S) IN THE NAME OF (please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

(Social Insurance, Taxpayer Identification, or Social Security No.)

BLOCK B

(see items 3 of the instructions)

SEND NOTE(S) (UNLESS BOX D IS CHECKED) TO (please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal or Zip Code)

BLOCK C

☐ HOLD NOTE(S) FOR PICK UP AGAINST COUNTER RECEIPT AT THE DEPOSITARY

BLOCK D

☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

(Name of Registered Holder)

Date of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

INSTRUCTIONS

1. Use of Letter of Acceptance and Transmittal

(a) This Letter of Acceptance and Transmittal (or a manually signed facsimile thereof) properly completed and signed, together with accompanying certificates representing the Deposited Securities and all other documents required by the terms of the Offer and this Letter of Acceptance and Transmittal must be received by the Depositary specified on the back page of this document at or prior to the Expiry Time, 5:00 p.m. (Toronto time) on February 20, 2009 unless the Offer is extended or withdrawn.

(b) The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Luxell Shares and all other required documents is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at their office specified on the back page of this document, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. **Shareholders whose Luxell Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee holder to arrange for the deposit of those Luxell Shares.**

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer (i) the certificates representing such Shares are not immediately available or (ii) the Shareholder cannot deliver the certificates representing such Shares and all other required documents to the Depositary on a timely basis at or prior to the Expiry Date, such Shares may nevertheless be deposited provided that all of the following conditions are met.

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Acceptance and Transmittal or an originally signed facsimile copy thereof is received by the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery; and

(c) the certificates representing the Deposited Shares in proper form for transfer together with a properly completed and duly executed copy of the Letter of Acceptance and Transmittal, or an originally signed facsimile copy thereof, must be received at the Toronto office of the Depositary on or before 5:00 p.m. (Toronto time) on or before the third trading day on The Toronto Stock Exchange after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail to the Depositary at its office in Toronto specified in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. **Delivery to an office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.**

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. Signatures

This Letter of Acceptance and Transmittal must be completed and signed by the holder of Luxell Shares accepting the Offer or by such holder's duly authorized representative (in accordance with item 4 below).

(a) If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Acceptance and Transmittal;

(b) If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) for Luxell Shares, or if a Note is to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in item 4 below.

4. Guarantee of Signatures

If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Securities or if the payment is to be made in a name other than the registered owner(s), or if Deposited Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Luxell, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary, as applicable (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representations and Authorizations

Where this Letter of Acceptance and Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of their proof of appointment and the authority to act. Either of the Offeror or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders and Return of Securities Not Purchased

If less than the total number of Luxell Shares evidenced by any certificate submitted is to be deposited, fill in the number of Luxell Shares to be deposited in the appropriate space on the Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of Luxell Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Luxell Shares evidenced by all certificates delivered will be deemed to have been deposited as soon as practicable after the Expiry Time.

7. Miscellaneous

(a) If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Securities, additional certificate numbers and the number of Deposited Securities may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal;

(b) If Deposited Securities are registered in different forms of the same name (e.g. "John Doe" and "J. Doe"), a separate Letter of Acceptance and Transmittal should be signed for each different registration;

(c) No alternative, conditional or contingent deposits will be accepted;

(d) All depositing Shareholders waive any right to receive any notice of acceptance of Deposited Securities for payment by execution of this Letter of Acceptance and Transmittal (or a facsimile thereof); and

(e) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable there in and the holder of the Luxell Shares covered by this Letter of Acceptance and Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom. Additional copies of the Offer to Purchase and Circular and the Letter of Acceptance and Transmittal may be obtained on request and without charge from the Depositary at its office at the addresses listed on the back page of this document.

8. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Shareholder should contact the transfer agent and registrar for the Luxell Shares to obtain a replacement certificate, which must be properly completed and submitted in good order to the Depositary on or prior to the expiry date and time.

THE DEPOSITARY FOR THE OFFER IS:

EQUITY TRANSFER & TRUST COMPANY

By Mail, By Hand or Courier

200 University Avenue
Suite 400
Toronto, ON M5H 4H1

Attention: Corporate Actions

Toll Free: 1-866-393-4891

Any questions and requests for assistance may be directed by holders of Luxell Shares to Equity Transfer & Trust Company at:

Toll Free: 1-866-393-4891
Facsimile: (416) 361-0470
E-mail: Investor@equitytransfer.com

The Depositary (see page 2 of this document for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Notice of Guaranteed Delivery.

LUX ACQUISITION CORPORATION

NOTICE OF GUARANTEED DELIVERY

For Deposit of Common Shares of

LUXELL TECHNOLOGIES INC.

This Notice of Guaranteed Delivery must be used to accept the offer (the "**Offer**") dated January 15, 2009 made by Lux Acquisition Corporation (the "**Offeror**") to purchase the common shares of Luxell Technologies Inc. (the "**Luxell Shares**") if (i) certificates representing the Luxell Shares are not immediately available, or (ii) the Shareholder cannot deliver the certificates representing such Luxell Shares and all other required documents to the Depositary at or prior to the Expiry Time of the Offer. The Offer will be open for acceptance until the Expiry Time, 5:00 p.m. (Toronto time) on February 20, 2009 unless the Offer is extended or withdrawn. This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto Office of the Depositary only.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used, but not defined, in this Notice of Guaranteed Delivery which are defined in the Offer shall have the same meanings herein as given to them in the Offer.

In order to utilize the procedures contemplated by this Notice of Guaranteed Delivery, the following conditions must be met:

(a) The deposit must be made at the office of the Depositary in Toronto by or through an Eligible Institution. An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

(b) A properly completed and duly executed Notice of Guaranteed Delivery or a signed facsimile hereof must be received by the Depositary at its Toronto office set forth below (by hand, facsimile transmission or mail) together with a guarantee to deliver by an Eligible Institution in the form set forth below not later than the Expiry Time; and

(c) The certificates representing deposited Luxell Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof relating to such Luxell Shares and all other documents required by the Letter of Transmittal must be received by the Depositary at its Toronto Office at or before 5:00 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange after the Expiry Date.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: LUX ACQUISITION CORPORATION, OFFEROR

-and-

TO: EQUITY TRANSFER & TRUST COMPANY, DEPOSITARY

By Mail, By Hand or Courier

200 University Avenue
Suite 400
Toronto, ON M5H 4H1

Attn: Corporate Actions

By Facsimile

Fax: (416) 361-0470

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed via facsimile number, other than as set forth above, does not constitute a valid delivery.

The undersigned hereby deposits with the Offeror, on and subject to the terms and conditions of the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Luxell Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, Manner of Acceptance – Procedure for Guaranteed Delivery".

(see items 1, 7 and 8 of the instructions in the Letter of Transmittal)

Name and address of Shareholder (please print)	**Certificate Number(s) (if available)**	**Number of Luxell Shares**
	TOTAL SHARES	

Dated: ______________________________

Signature: ___________________________ Telephone (Business Hours): ______________________

NOTE: DO NOT SEND CERTIFICATES FOR LUXELL SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR THE LUXELL SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of the Luxell Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such action as they deem necessary to extend the Offer to holders of the Shares in any such jurisdiction.

GUARANTEE

The undersigned, a Canadian Schedule 1chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), **guarantees delivery**, to the Depositary in Toronto, of the certificates representing the Luxell Shares deposited hereby, in proper form for transfer, with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a signed facsimile copy thereof and all other documents required by the Letter of Transmittal, all at or before 5:00 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange after the Expiry Date.

Name of Firm: ____________________	Authorized Signature: ____________________
Address of Firm: ____________________	Print Name: ____________________
______________________________	Title: ____________________
Telephone Number: ____________________	Dated: ____________________

Any questions and requests for assistance may be directed by holders of Luxell Shares to the Depositary at its office or by telephone at 416-361-0152.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document, any representation to the contrary is unlawful.

Lux Acquisition Corporation

OFFER TO PURCHASE

all of the issued and outstanding common shares of

LUXELL TECHNOLOGIES INC.

at a price per Share of Cdn $0.10, consisting of $0.10 cash due on the third anniversary of the Effective Date and evidenced by an unsecured Note of Lux Acquisition Corporation

The offer (the "**Offer**") by Lux Acquisition Corporation (the "**Offeror**"), to purchase by issuing the Notes (as described below), all of the issued and outstanding common shares (the "**Shares**") of Luxell Technologies Inc. ("**Luxell**") not already held by the Offeror and its affiliates, including Shares that may become outstanding on the exercise of conversion or exchange rights, is open for acceptance until 5:00 p.m. (Toronto time) on February 20, 2009 (the "**Expiry Time**"), unless extended or withdrawn by the Offeror. The Offeror, together with its affiliates, holds as of the date hereof, 520,833 Shares representing approximately 0.4% of the currently issued and outstanding Shares.

The Shares are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "LUX". The consideration for Shares taken up under the Offer will be satisfied by the issuance of unsecured promissory notes (the "**Notes**") payable in full on the third anniversary of the Effective Date. The Notes are callable in whole or part at any time by the Offeror at par value. No interest is payable on the Notes. The closing price of the Shares on the TSX on December 17, 2008, the last trading day prior to the public announcement of Lux Acquisition Corporation's intention to make the Offer was $0.02.

The Offer is subject to the conditions set forth in Section 4 of the Offer, "CONDITIONS Of THE OFFER", including, among others, there being validly deposited or tendered and not withdrawn, by the fourteenth (14th) Business Day following commencement of the Offer, a number of Shares which constitutes at least a special majority (66 2/3) of the aggregate number of outstanding Shares not currently owned by the Offeror and its affiliates, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction (as defined herein) in determining whether approval (as construed under applicable corporate and securities laws) has been obtained in respect thereof.

Subject to the terms and conditions of the Offer, the Offeror will by issuing the Notes take up and pay for the Shares deposited under the Offer as soon as practicable after the Effective Date.

The Offeror is not a reporting issuer and the Notes will not be listed on any stock exchange. There is currently no market through which the Notes may be sold and none is expected to develop.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Shares and all other required documents, with Equity Transfer & Trust Company, (the "**Depositary**") at its office set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (a) accept the Offer by following the procedures for book entry transfer of Shares set forth in Section 3 of the Offer, "MANNER OF ACCEPTANCE-BOOK-ENTRY TRANSFER" or (b) follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "MANNER OF ACCEPTANCE-PROCEDURE FOR GUARANTEED DELIVERY", using the accompanying Notice of Guaranteed Delivery (printed on green paper).

Shareholders should be aware that, during the currency of the Offer, the Offeror and its affiliates may, directly or indirectly, bid for and make purchases of Shares or other securities of Luxell as permitted by applicable law.

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, upon request from the Depositary at their offices shown below or on the last page of this document.

No person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

The Offer and this document do not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to shareholders in any such jurisdiction.

The Depositary for the Offer is:
Equity Transfer & Trust Company
200 University Avenue , Suite 400
Toronto, ON M5H 4H1
Toll-free (North America): 1 (866) 393-4891
Facsimile: (416) 361-0470

January 15, 2009

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer involves the securities of two Canadian issuers. The Offer is subject to the disclosure requirements of Canada, which are different from those of the United States. The Notes to be issued to United States shareholders under the Offer have not been registered under the United States Securities Act of 1933, as amended (the "**1933 Act**"), and are being issued to United States shareholders in reliance on the exemption from registration set forth in Rule 802 thereof. The solicitation of acceptances of the Offer is not subject to the requirements of section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "**1934 Act**"). The Notes will not be listed for trading on any United States stock exchange. Accordingly, the solicitations and transactions contemplated in the Offer to Purchase are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and the Offer to Purchase has been prepared solely in accordance with disclosure requirements applicable in Canada. **Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act.**

The disposition of Shares and the acquisition of Notes pursuant to the Offer and Circular may subject holders of Shares to tax consequences both in the United States and Canada. Such consequences for holders of Shares who are resident in, or citizens of, the United States are not described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of the Offeror and Luxell were created under the laws of the Province of Ontario, Canada, that some or all of the officers and directors of the Offeror, and Luxell are residents of Canada, that some or all of the experts named in the Offer and Circular, or incorporated by reference therein, are residents of Canada and that all or a substantial portion of the assets of the Offeror and Luxell and of such persons are located outside the United States. You may not be able to sue a Canadian issuer or its officers or directors in a Canadian court for violations of the U.S. securities laws. It may be difficult to compel a Canadian issuer and its affiliates to subject themselves to a U.S. court's judgment.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or Luxell.

You should be aware that the Offeror or its affiliates may purchase securities of Luxell otherwise than in connection with the Offer, such as in the open market or privately negotiated purchases, subject to applicable securities laws.

The securities offered by the Offeror pursuant to the Offer have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities regulatory authority nor has the United States Securities and Exchange Commission or any other securities regulatory authority passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire revised statutes with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

CURRENCY AND EXCHANGE

All dollar references in the Offer to Purchase are in Canadian dollars, unless otherwise indicated.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offer and accompanying Circular under "BACKGROUND TO THE OFFER", "PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR LUXELL", and "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER", in addition to certain statements contained elsewhere in the Offer and Circular, are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", or "continue" or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, Certain factors that may cause Luxell's actual results to differ from current expectations include competition, dependence on major clients, pricing, general changes in the economic environment, international expansion, key personnel recruitment, further acquisitions, foreign exchange exposure and other risks identified in Luxell's public filings. Investors and others are cautioned that the foregoing list of factors is not exhaustive and that undue reliance should not be placed on any forward-looking statements. Such forward-looking statements should, therefore, be construed in light of such factors and the Offeror is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

TABLE OF CONTENTS

GLOSSARY

In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

"**affected securities**" has the meaning ascribed to that term in Section 16 of the Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER";

"**affiliate**" has the meaning ascribed to that term in the CBCA;

"**allowable capital loss**" has the meaning ascribed to that term in Section 17 of the Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS";

"**associate**" has the meaning ascribed to that term in the CBCA;

"**Board of Directors**" means the board of directors of Luxell;

"**Book-Entry Confirmation**" means confirmation of a book-entry transfer of a Shareholder's Shares into the Depositary's account at CDS;

"**Business Day**" means any day (other than a Saturday and a Sunday) on which chartered banks in the City of Toronto, Ontario are open for business;

"**CBCA**" means the Canada Business Corporations Act;

"**CDS**" means CDS Clearing and Depository Services Inc. or its nominee (which, at the date hereof, is CDS & Co.);

"**CDS Participant**" means a participant of CDS, which includes investment dealers, stockbrokers, banks, trust companies and other financial institutions that maintain custodial relationships with a participant, either directly or indirectly;

"**CDSX**" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

"**Change of Control**" means the occurrence of any of the following events:

(i) there is a report filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as the term "**offeror**" is defined in Section 89(1) of the *Securities Act* (Ontario) for the purpose of Section 101 of the *Securities Act* (Ontario), or any successor provision or replacement provision of either of the foregoing), other than the Offeror, any Subsidiary of the Offeror, any employee benefit plan of either the Offeror or any Subsidiary of the Offeror, has acquired beneficial ownership (within the meaning of the *Securities Act* (Ontario)) of, or the power to exercise control or direction over, or securities convertible into, any voting or equity shares of the Offeror, that together with the offeror's securities (as the term "**offeror's securities**" is defined in Section 89(1) of the *Securities Act* (Ontario) or any successor provision thereto or replacement provision thereof in relation to the voting or equity shares of the Offeror) would constitute voting shares of the Offeror representing more than 50% of the total voting power attached to all voting shares of the Offeror then outstanding;

(ii) there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Offeror (1) in which the Offeror is not the continuing or surviving corporation or (2) pursuant to which any voting shares of the Offeror would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the

Offferor in which the holders of the voting shares of the Offeror immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 50% of the voting shares of the continuing or surviving corporation immediately after such transaction; or

(iii) any Person or group of Persons shall succeed in having a sufficient number of its nominees elected to the Board of Directors of the Offeror such that such nominees, when added to any existing director remaining on the Board of Directors after such election who was a nominee of or is an affiliate or related Person of such Person or group of Persons, will constitute a majority of the Board of Directors;

"**Circular**" means the insider bid circular accompanying and forming part of the Offer;

"**Compulsory Acquisition**" has the meaning ascribed to that term in Section 16 of the Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER - Compulsory Acquisition";

"**CRA**" has the meaning ascribed to that term in Section 17 of the Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS";

"**Depositary**" means Equity Transfer & Trust Company;

"**Deposited Securities**" has the meaning ascribed to that term in Section 3 of the Offer "MANNER OF ACCEPTANCE - Dividends and Distributions";

"**Dissenting Offeree**" has the meaning ascribed to that term in Section 16 of the Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER";

"**Distributions**" has the meaning ascribed to that term in Section 3 of the Offer, "MANNER OF ACCEPTANCE Dividends and Distributions";

"**Effective Date**" means the date on which the Offeror takes up and pays for the Purchased Shares;

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Expiry Date**" means February 20, 2009 or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, "EXTENSION, VARIATION OR CHANGE OF THE OFFER";

"**Expiry Time**" means 5:00 p.m. (Toronto time) on the Expiry Date;

"**fully-diluted basis**" means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming the exercise of all conversion, exchange or acquisition rights in respect of the Shares, if any, including, without limitation, Stock Options;

"**Governmental Entity**" means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign having jurisdiction over the affairs of Luxell, (ii) any subdivision or authority of any of the foregoing having jurisdiction over the affairs of Luxell, or (iii) any quasi-governmental or private body, including any stock exchange, in each case exercising any regulatory, expropriation or taxing authority, under or for the account of any of the above;

"**Intermediary**" means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in National Instrument 54-101 - *Communication with Beneficial Owners of a Reporting Issuer* of the Canadian Securities Administrators, as amended) that holds securities on behalf of a person who is not the registered holder thereof;

"**Law**" means any and all applicable laws, whether local, domestic, regional, provincial, federal, state, foreign and international, including all statutes, codes, ordinances, orders, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, decisions, rulings or awards, policies, guidelines, including, any and all by-laws, rules, regulations, policies, guidelines, orders, decisions, rulings or awards of any Governmental Entity and any applicable stock exchanges and self-regulatory organizations and general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which this word is used;

"**Letter of Transmittal**" means the letter of transmittal printed on blue paper and in the form accompanying the Offer and Circular to be delivered by holders of Shares to the Depositary in order to effect the tender of Shares pursuant to the Offer;

"**Lock-Up Agreements**" means, collectively, the lock-up agreements entered into among the Locked-Up Shareholders and accepted by Lux Acquisition Corporation on December 24, 2008, as they may be amended from time to time in accordance with their respective terms and conditions and as described in Section 3 of the Circular, "LOCK-UP AGREEMENTS", as well as any and all substantially similar agreements entered into thereafter; and "**Lock-Up Agreement**" means any one of the Lock-Up Agreements;

"**Locked-Up Shareholders**" means, collectively, Keith King Investments Inc., Mahendra H. Mehta, John MacDonald, June Lawton, Lorenzo Vitali, Guilio Vitali, 1224375 Ontario Inc., Valerie Clarke, John Tabet, Robert Bajcar, Coursey MGMT Consultants Inc., Thombeth Holdings Incorporated, Geoffrey P. Robinson, Kathleen Wilson, Denis Bell, Bob Craig, 1764714 Ontario Inc., Masahiro Ando, Tim Dowdell, Michael Leavens, T & W Bauman Enterprises Inc., Dura Controls Inc., 1196122 Ontario Inc., Ronald Grodecki, Jean Louis Larmor, Philip Gibbs, Alloway & Associates, Paul Hawkins, Solomon B. Stern, Bruce Poore, Jack Summers, Lisa and Paul Reed, Mark Jackson and Ryan Robertson, as well as any other Shareholders or securityholders of Luxell who enter into Lock-Up Agreements after the date hereof;

"**Luxell**" means Luxell Technologies Inc., a corporation incorporated under the OBCA;

"**Material Adverse Effect**" means, when used in connection with a Person, any change or effect that is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, (whether absolute, accrued, conditional or otherwise), obligations, business, operations, or results of operations of that Person, its subsidiaries taken as a whole;

"**Minimum Tender Condition**" has the meaning ascribed to that term in Section 4 of the Offer, "CONDITIONS OF THE OFFER";

"**MI 61-101**" means Multilateral Instrument 61-101 - *Protection of Minority Security Holders in Special Transactions*;

"**Non-Resident Shareholder**" has the meaning ascribed to that term in Section 17 of the Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS";

"**Notes**" means the promissory notes issued by the Offeror to acquire the Shares, with the terms described in Section 2 of the Circular, "DESCRIPTION OF THE NOTES";

"**Notice of Guaranteed Delivery**" means, in respect of the Offer, the notice of guaranteed delivery printed on green paper in the form accompanying the Offer and Circular;

"**OBCA**" means the *Business Corporations Act* (Ontario), as amended;

"**Offer**" means the offer to purchase all of the outstanding Shares not already held by the Offeror and its affiliates made hereby by the Offeror to holders of Shares, the terms of which are set forth in the accompanying Offer and Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on green paper);

"**Offeror**" means Lux Acquisition Corporation, a corporation incorporated under the federal laws of Canada;

"**Offeror's Notice**" has the meaning ascribed to that term in Section 16 of the Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER";

"**Offer Price**" means Cdn. $0.10 per Share of Luxell, evidenced by an unsecured Note of Lux Acquisition Corporation due on the third anniversary of the Effective Date;

"**OSC**" means the Ontario Securities Commission;

"**Other Securities**" has the meaning ascribed to that term in Section 3 of the Offer, "MANNER OF ACCEPTANCE - Power of Attorney";

"**Person**" means a natural person (including in such person's capacity as trustee, executor, administrator or other legal representative), sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, body corporate, company, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning;

"**Purchased Shares**" has the meaning ascribed to that term in Section 3 of the Offer, "MANNER OF ACCEPTANCE - Power of Attorney";

"**Regulations**" has the meaning ascribed to that term in Section 16 of the Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER";

"**Resident Shareholder**" has the meaning ascribed to that term in Section 17 of the Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS";

"**Rules**" means MI 61-101;

"**Shareholders**" means registered holders of Shares other than the Offeror and its affiliates;

"**Shares**" means the common shares in the capital of Luxell;

"**Special Committee**" has the meaning ascribed to that term in Section 1 of the Circular, "BACKGROUND TO THE OFFER";

"**Stock Option Plan**" means Luxell's stock option plan for its and its subsidiaries' directors, executive officers, employees and consultants;

"**Stock Options**" means any options to acquire Shares that are issued, issuable or granted under the Stock Option Plan;

"**Subsequent Acquisition Transaction**" has the meaning ascribed to that term in Section 16 of the Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER";

"**Subsidiary**" means a subsidiary of the Offeror within the meaning of the CBCA;

"**Tax Act**" has the meaning ascribed to that term in Section 17 of the Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS";

"**taxable capital gain**" has the meaning ascribed to that term in Section 17 of the Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS";

"**Taylor Leibow**" means Taylor Leibow LLP;

"**Taylor Leibow Valuation**" means the valuation report dated December 24, 2008, prepared by Taylor Leibow and addressed to the Special Committee and the Board of Directors, a complete copy of which is attached as Schedule "A" to the Circular;

"**Transfer Agent**" means CIBC Mellon Trust Company;

"**Treaty**" has the meaning ascribed to that term in Section 17 of the Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS";

"**Trust Indenture**" has the meaning ascribed thereto in Section 2 of the Circular, "DESCRIPTION OF THE NOTES";

"**Trustee**" means Equity Transfer & Trust Company;

"**TSX**" means the Toronto Stock Exchange; and

"**U.S.**" or "**United States**" means the United States of America.

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. You should read the Offer and Circular in their entirety. Certain capitalized and other terms used in this summary are defined in the Glossary. The information concerning Luxell contained in the Offer and Circular has been taken from or is based upon publicly available information filed with the Canadian securities regulatory authorities and other public sources available at the time of the Offer and information provided to the Offeror by Luxell. All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

The Offer

The Offer is made by the Offeror to purchase, on and subject to the terms and conditions set forth in the Offer, Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on green paper), all of the outstanding Shares not already owned by the Offeror and its affiliates, including Shares that may become outstanding on the exercise of conversion or exchange rights, to be paid by the issuance of the Notes, with a principal amount of $0.10 for each Share acquired.

The consideration for the Shares taken up by the Offeror will be paid by the Notes, which are unsecured and payable in full on the third anniversary of the Effective Date. The Notes are callable in whole or part at any time by the Offeror at par value. No interest is payable on the Notes.

The closing price of the Shares on the TSX on December 17, 2008, the last trading day prior to the public announcement of Lux Acquisition Corporation's intention to make the Offer was $0.02.

See Section 1 of the Offer, "THE OFFER".

The Notes

Certificates representing the Notes will be issued to Shareholders whose Shares are taken up pursuant to the Offer, under and pursuant to the provisions of the Trust Indenture to be entered into between the Offeror and Equity Transfer & Trust Company, as trustee. No interest will be payable on the Notes. Payment of principal will be made on the maturity date of the Notes, which will be the third anniversary of their date of issue. The principal amount of the Notes will be payable in lawful money of Canada. The Notes will be direct and unsecured obligations of the Offeror and will rank *pari passu* with all existing or future unsecured and unsubordinated indebtedness of the Offeror. See Section 2 of the Circular, "DESCRIPTION OF THE NOTES".

Taylor Leibow Valuation

The Special Committee engaged Taylor Leibow to prepare a formal valuation of the Shares and the Notes in accordance with MI 61-101.

In the Taylor Leibow Valuation, Taylor Leibow determined that, as of November 30, 2008 and subject to the assumptions, limitations and qualifications set out therein, the fair market value of the Shares was in the range of $0.068 to $0.091 per Share and the fair market value of the Notes to be issued as consideration for the Shares was in the range of $0.031 and $0.040 per Share. See Section 10 of the Circular, "TAYLOR LEIBOW VALUATION", for a summary of the Taylor Leibow Valuation. The Offeror urges Shareholders to read the Taylor Leibow Valuation in its entirety included as Schedule "A" to the Circular.

Reasons to Accept the Offer

The Offeror believes that the consideration of the Notes with a principal amount of $0.10 per Share under the Offer is a full and fair price for the Shares which it is seeking to purchase. Shareholders should consider a number of factors in making a decision whether to accept the Offer. See Section 4 of the Circular, "REASONS TO ACCEPT THE OFFER".

The Offeror

The Offeror was incorporated under the CBCA on December 5, 2008. The Offeror's registered office is located at 1010 de la Gauchetiere West, Suite 960, Montreal, Quebec H3B 2N2.

The Offeror is newly incorporated, and was formed solely for the purpose of making the Offer. The Offeror is owned by Jean Louis Larmor and its sole director and officer is Jean Louis Larmor.

Luxell

High Performance Display Products

Luxell's high performance display division manufactures display systems for the aerospace and defence markets. Prior to fiscal year 2005, all of Luxell's displays were monochromatic. In 2006 and 2007, a majority of the displays shipped were colour as the marketplace demand for updated technology and equipment replacement continued. Luxell supplies standard and custom display sizes and formats and has the resources and expertise to design, engineer and integrate complete display systems. Luxell continues to develop and maintain a customer base that includes global defence and aerospace leaders such as Lockheed Martin Corporation and Raytheon Company of the United States, Rheinmetall Defense Electronics of Germany, Indra Sistemas S.A. of Spain, Sysdel cc of the Republic of South Africa, BAE Systems plc of the United Kingdom and Mitsubishi Precision Controls Limited of Japan. Luxell has experienced engineering and technical teams that can custom design and qualify products for robust and demanding environments such as aircraft cockpits.

Black Layer™ Technology

All types of flat panel displays face a common problem of high reflection which results in poor contrast, legibility and character recognition in all lighting conditions, particularly bright ambient light such as sunlight or bright artificial light. Luxell, in collaboration with the NRC, developed the Black Layer™ as a solution to this problem.

The Black Layer™ technology consists of a series of thin film layers that include a thin metal layer, a thicker transparent layer and a final capping metal layer that as a unit is placed into the display structure itself overlaying the highly reflective aluminum conductors.

Luxell's Black Layer™ solution eliminates the need for optical polarizing filters which in many cases, results in a higher contrast, higher performance display. In addition, there is the potential for higher manufacturing yield. Luxell's top emission and bottom emission Black Layer™ display technologies are ready to be licensed, provided that Luxell is able to provide technical and financial support to integrate the structures into a user's end-product design.

Licensing Market & Intellectual Property Protection

While Luxell believed that the OLED market segment created an opportunity for commercialization of and licensing Luxell's patented Black Layer™ technology it had, to fiscal 2006, not concluded any lasting relationship or seen its technology incorporated into an end-use product. In fiscal 2007, Luxell halted its research activities, released its scientific research personnel, cut expenses and focused on patent and intellectual property maintenance.

Luxell relies on a combination of patents, patent applications, non-disclosure agreements and other contract provisions (including contracts with its employees), trade-marks, copyright and trade secret laws to protect its proprietary rights relating to its technologies, technical information, designs and know-how. Because of the substantial length of time and expense associated with developing new products, companies in the high technology sector place considerable importance on obtaining patent protection for new technologies, products and processes. Luxell's policy is to file patent applications to protect inventions, technologies and improvements that are important to the development and commercialization of its business. Luxell will defend and protect its intellectual property as appropriate.

High Performance Display Market

Luxell is currently active in the defence and aerospace markets with applications such as tactical displays, global positioning systems and field communication systems. There are also ground, naval, heavy equipment applications and avionics applications, including computer display units, radar warning devices, navigational displays and flight management and instrumentation systems, which require displays that are compact, rugged and which can provide a wide-viewing angle even in bright sunlight. The defence sector has the most demanding requirements for displays for retrofit, upgrade as well as forward-fit applications.

Research and Development

The engineering and product development team within Luxell has significant engineering and technical expertise in ruggedized display products. There is a range of specialized measurement and test techniques available to benchmark optical performance as well as environmental sensitivity and lifetime of the displays. Highly qualified personnel include expertise in mechanical, electrical, optical, thermal and reliability engineering.

Facilities and Employees

Luxell's headquarters and operations are located in Mississauga, Ontario where Luxell carries out display product engineering, display design prototyping, sales and marketing, display product production, finance, administration and legal affairs. As at August 31, 2008, Luxell employed 40 staff. Luxell continues to reevaluate its facilities and whether or not change will be required for current and foreseeable future operations.

Revenue by Segment

In fiscal 2008, Luxell's revenues were again comprised of 100% from display products and 0% from technology licensing. Luxell anticipates sales growth of the display products during fiscal 2009 and does not anticipate any revenue from its proprietary Black Layer ™ technology.

Competition

The existing competition in the defence display business comes from major companies such as, Barco Displays, Meggitt PLC, Korry (CMC) Electronics Co., and Smith's Aerospace (GE Aviation), Thales. Luxell is also in discussion with several of its competitors regarding potential product sales to complete their needs and product offerings. The existing competition for Luxell's Black Layer™ technology is the add-on circular polarizing filter.

Although meaningful market share statistics are not available, Luxell believes that circular polarizers (major suppliers such as 3M Corporation and Sumitomo Chemical Co. Ltd.) currently have over 85% market share in the OLED market. Circular polarizers are placed in front of the display surface and eliminate ambient light by polarizing it as it enters the display and absorbing it as it leaves.

Purpose of the Offer and Plans for Luxell

The purpose of the Offer is to enable Lux Acquisition Corporation to acquire, directly or indirectly, all of the Shares not already held by Lux Acquisition Corporation and/or its affiliates. If Lux Acquisition Corporation acquires at least 90% of the Shares it does not already own, it will be able to acquire the remaining Shares pursuant to the Compulsory Acquisition procedures contained in Section 206 of the CBCA. If Lux Acquisition Corporation acquires less than 90% of the Shares it does not already own, it may avail itself of such other corporate actions or proceedings as may be legally available, including a Subsequent Acquisition Transaction, to acquire the remaining Shares without the consent of the holders thereof. See Section 16 of the Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER".

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to: (i) de-list the Shares from the TSX; and (ii) cause Luxell to cease to be a "reporting issuer" for purposes of relevant Canadian securities Laws. The effect of these actions will be that Luxell will no longer be required to file publicly, or to provide to securityholders or others, certain financial information or timely disclosure with respect to its business and affairs and that the liquidity and market value of any remaining Shares held by the public may be adversely affected. See Section 5 of the Circular, "PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR LUXELL".

Lock-Up Agreements

The Locked-Up Shareholders have entered into the Lock-Up Agreements with Lux Acquisition Corporation. Pursuant to the Lock-Up Agreements, the Locked-Up Shareholders represented that, as of the respective dates of the Lock-Up Agreements, they were the beneficial owners of an aggregate of 70,324,682 Shares and they agreed to irrevocably accept the Offer and deposit all of their Shares under the Offer. See Section 3 of the Circular, "LOCK-UP AGREEMENTS".

Time for Acceptance

The Offer is open for acceptance for the period commencing on the date hereof and ending at 5:00 p.m. (Toronto time) on February 20, 2009, or such later time or times and date or dates to which the Offer may be extended from time to time by the Offeror, in accordance with Section 5 of the Offer, "EXTENSION, VARIATION OR CHANGE OF THE OFFER", unless withdrawn by the Offeror.

Manner of Acceptance

Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time, or by depositing a properly completed and duly executed Letter of Transmittal and any other required documents at the Depositary's office in Toronto, Ontario prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents are received by the Depositary.

Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offer, "MANNER OF ACCEPTANCE - Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery (printed on green paper for Shares). Persons whose Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Shares directly to the Depositary. However, a broker or other nominee through whom you own your Shares may charge a fee to deposit Shares on your behalf. You should consult your broker or other nominee to determine whether any charges will apply.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Shares deposited under the Offer, or extend the period of time during which the Offer is open for acceptance and delay taking up and paying for any Shares deposited under the Offer, unless all of the conditions described in Section 4 of the Offer, "CONDITIONS OF THE OFFER" are satisfied or waived by the Offeror at or prior to the Expiry Time. These conditions include, among others, there being validly deposited or tendered and not withdrawn a number of Shares which constitutes at least a special majority (66 2/3) of the aggregate number of outstanding Shares not currently owned by the Offeror and its affiliates, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in determining whether approval (as construed under applicable corporate and securities Laws) has been obtained in respect thereof.

Subject to the terms and conditions of the Offer, the Offeror will take up and pay for the Shares deposited under the Offer as soon as practicable after the Effective Date.

Payment for Deposited Shares

If, in respect of the Offer, all of the conditions referred to in Section 4 of the Offer, "CONDITIONS OF THE OFFER", are satisfied or waived at the Expiry Time, the Offeror will become obligated to take up Shares validly deposited under the Offer and not withdrawn, not later than ten days from the Expiry Time of such Offer, and will pay by way of issuing the Notes for Shares taken up as soon as possible but in any event not later than three Business Days after taking up the Shares. In accordance with applicable Law, the Offeror will take up and pay by way of issuing the Notes for Shares deposited under the Offer after the date on which it first takes up Shares deposited under that Offer within ten days of such deposit. See Section 6 of the Offer, "PAYMENT FOR DEPOSITED SHARES".

Withdrawal of Deposited Shares

Except as otherwise provided in Section 7 of the Offer, "WITHDRAWAL OF DEPOSITED SHARES", all deposits of Shares pursuant to the Offer are irrevocable.

Acquisition of Shares Not Deposited Under the Offer

If sufficient Shares are tendered to the Offer, the Offeror currently intends to acquire the remaining Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. To effect a Subsequent Acquisition Transaction, the Offeror may seek to cause a special meeting of Shareholders to be called to consider such a transaction. The details of any Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the holders of Shares, would necessarily be subject to a number of considerations, including the number of Shares acquired pursuant to the Offer. The Offeror's current intention is that the consideration to be paid to Shareholders pursuant to any Subsequent Acquisition Transaction will be equal in amount to and in the same form as that payable under the Offer.

See Section 16 of the Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER".

Canadian Federal Income Tax Considerations

Generally, a Shareholder resident in Canada who deals at arm's length with the Offeror, holds Shares as capital property and who disposes of those Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the consideration received, net of any reasonable costs of disposition, exceeds (or is exceeded by) the aggregate adjusted cost base to the Shareholder of those Shares. Shareholders who are not resident in Canada will not be subject to Canadian federal income tax on a disposition of their Shares pursuant to the Offer unless those Shares constitute "taxable Canadian property" (as defined in the Tax Act) to them and any capital gain realized on the disposition of such Shares is not exempt from tax by virtue of the provisions of an applicable income tax treaty or convention.

The tax treatment of a Subsequent Acquisition Transaction will depend on the exact nature of the transaction to be carried out. The tax consequences to a Shareholder of a Subsequent Acquisition Transaction, may differ from the Canadian tax consequences to such Shareholder of accepting the Offer.

See Section 17 of the Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

Depositary

Equity Transfer & Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and making payment for Shares purchased by the Offeror under the Offer. Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Offer by transmitting their Shares directly to the Depositary.

Questions and requests for assistance relating to the Offer may be directed to the Depositary at the address and phone numbers set forth below:

Equity Transfer & Trust Company
200 University Avenue , Suite 400
Toronto, ON M5H 4H1
Toll-free (North America): 1 (866) 393-4891
Facsimile: (416) 361-0470

THE OFFER

January 15, 2009

TO: THE HOLDERS OF COMMON SHARES OF LUXELL TECHNOLOGIES INC.

1. THE OFFER

The Offer is made by the Offeror to purchase, on and subject to the terms and conditions set forth in the Offer, Circular, Letter of Transmittal (printed on blue paper) and Notice of Guaranteed Delivery (printed on green paper), all of the outstanding Shares not already owned by the Offeror and its affiliates, including Shares that may become outstanding on the exercise of conversion or exchange rights (including Stock Options), to be paid by the issuance of the Notes, with a principal amount of $0.10 for each Share acquired.

The consideration for the Shares taken up by the Offeror will be paid by the Notes, which are unsecured and payable in full on the third anniversary of the Effective Date. The Notes are callable in whole or part at any time by the Offeror at par value. No interest is payable on the Notes.

The closing price of the Shares on the TSX on December 17, 2008, the last trading day prior to the public announcement of Lux Acquisition Corporation's intention to make the Offer was $0.02.

The Offer is made only for the Shares and is not being made for any options (including Stock Options), warrants or other conversion or exchange rights to acquire Shares. Any holder of options (including Stock Options), warrants or other conversion or exchange rights to purchase Shares who wishes to participate in the Offer must, to the extent permitted by the terms of such securities and applicable Law, exercise the options (including Stock Options), warrants or other conversion or exchange rights to purchase Shares and deposit certificates representing those Shares in accordance with the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to ensure that holders of options (including Stock Options), warrants or other conversion or exchange rights to purchase Shares, as the case may be, will have share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures described in Section 3 of the Offer, "MANNER OF ACCEPTANCE". Notwithstanding the foregoing, Lux Acquisition Corporation may, subsequent to the date hereof, decide that, with the cooperation of Luxell, it may accept or allow for cashless or conditional exercises of Stock Options. Holders of Stock Options should contact Luxell in order to obtain further details.

All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information that should be read carefully before making a decision with respect to the Offer.

2. TIME FOR ACCEPTANCE

The Offer is open for acceptance for the period commencing on the date hereof and ending at the Expiry Time, meaning 5:00 p.m. (Toronto time) on February 20, 2009, or at such later time or times and date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, "EXTENSION, VARIATION OR CHANGE OF THE OFFER", unless withdrawn by the Offeror.

3. MANNER OF ACCEPTANCE

Letter of Transmittal

The Offer may be accepted by delivering the following documents to the Depositary at the office listed in the Letter of Transmittal (printed on blue paper) and on the back of this document so as to arrive there not later than the Expiry Time:

(a) the certificate(s) representing the Shares being tendered;

(b) a Letter of Transmittal (printed on blue paper), in the form accompanying the Offer, or a manually signed facsimile thereof, properly completed and duly executed in accordance with the rules and instructions set out in such Letter of Transmittal; and

(c) any other relevant documents required by the rules and instructions set out in such Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received such documents no later than the Expiry Time. Except as otherwise provided in the rules and instructions set out in the Letter of Transmittal or as may be permitted by the Offeror, the signature on a Letter of Transmittal must be guaranteed by an Eligible Institution or in some other manner acceptable to the Depositary (except that no guarantee is required for the signature of a depositing Shareholder that is an Eligible Institution). If a Letter of Transmittal is executed by a Person other than the registered holder of the Shares represented by the certificate(s) deposited therewith, the certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered holder with the signature on the endorsement panel or transfer power guaranteed by an Eligible Institution. In addition, Shares may be deposited in compliance with the procedures set forth below for book-entry transfer and guaranteed delivery. See "Book-Entry Transfer" and "Procedure for Guaranteed Delivery".

Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any CDS Participant may cause CDS to make a book-entry transfer of a Shareholder's Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Shares to the Depositary by means of a book-based transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS Participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary's account with CDS, shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and the certificate(s) representing the applicable Shares are not immediately available or the required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Shares may nevertheless be validly deposited by the Shareholder under the Offer, provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or an executed facsimile thereof, in each case properly completed and duly executed, together with a guarantee by the Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at the applicable address specified in the accompanying Notice of Guaranteed Delivery; and

(c) the certificate(s) representing the applicable Shares in proper form for transfer together with a Letter of Transmittal (or a manually signed facsimile thereof) (printed on blue paper), properly completed and duly executed with any required signature guarantees covering the deposited Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at the applicable address specified in the Notice of Guaranteed Delivery no later than 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at the applicable address specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.**

General

The Offeror will, in its sole discretion, be entitled to definitively determine all questions relating to acceptances of the Offer and to the withdrawal of Shares deposited thereunder, including, without limitation, the validity, form, eligibility, timeliness of receipt, acceptance and effect of any deposit and/or withdrawal of Shares and the propriety of the completion and execution of any Letter of Transmittal or Notice of Guaranteed Delivery. Depositing Shareholders agree that such determinations by the Offeror will be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or acceptance of any particular Shares or by any particular Shareholder. None of the Offeror, the Depositary or any other person will be under any duty or obligation to give notice of any defect or irregularity in any deposit or acceptance nor will any of them incur any liability for failure to give such notice. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

In all cases, payment for Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificate(s) representing the Shares and a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, covering such Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

The acceptance of the Offer pursuant to the procedures set forth above will constitute a binding agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

The method chosen to transmit certificate(s) representing Shares, Letter of Transmittal, Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose Shares are registered in the name of an Intermediary and who wish to accept the Offer should contact their Intermediary for assistance in depositing Shares under the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror for no further consideration all right, title and interest in and to the Shares covered by the Letter of Transmittal delivered to the Depositary (the "**Deposited Securities**") and in and to all rights and benefits arising from such Deposited Securities, including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**").

Power of Attorney

The execution of a Letter of Transmittal or Notice of Guaranteed Delivery irrevocably constitutes and appoints each officer of the Depositary and each officer of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Shares covered by the Letter of Transmittal or Notice of Guaranteed Delivery with respect to Shares registered in the name of the Shareholder, on the securities register maintained by or on behalf of Luxell and deposited pursuant to the Offer and purchased by the Offeror (the "**Purchased Shares**") and with respect to any and all dividends, interest, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "**Other Securities**") that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares or any of them on or after the date of this Offer. See Section 14 of the Circular, "DIVIDENDS AND DIVIDEND POLICY".

The power of attorney granted irrevocably upon execution of a Letter of Transmittal or Notice of Guaranteed Delivery shall be effective on or after the date that the Offeror takes up and pays for the Purchased Shares with full power of substitution and resubstitution (such powers of attorney, being coupled with an interest, being irrevocable), to, in the name of and on behalf of such Shareholder: (a) register or record the transfer or cancellation of Purchased Shares and Other Securities on the appropriate registers maintained by or on behalf of Luxell; (b) vote, execute and deliver as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any Purchased Shares and Other Securities, revoke any such instrument, authorization or consent, or designate in any such instrument, authorization or consent, any person or persons as the proxy holder or proxy nominee or nominees of such Shareholder in respect of such Purchased Securities or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of relevant securities of Luxell; (c) execute and negotiate any cheques or other instruments representing any Other Securities payable to or to the order of, or endorsed in favour of a holder of Purchased Shares or Other Securities; (d) exercise any rights of a holder of Purchased Shares and Other Securities with respect to such Purchased Shares and Other Securities; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey Purchased Shares and Other Securities to the Offeror, all as specified in the Letter of Transmittal or Notice of Guaranteed Delivery.

A Shareholder who executes a Letter of Transmittal agrees, effective on and after the date the Offeror takes up and pays for Purchased Shares, not to vote any of the Purchased Shares or Other Securities at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of holders of Shares or holders of Other Securities and not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Securities and agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Shares and Other Securities. A Shareholder who executes a Letter of Transmittal also agrees to designate in such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Shares or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Shares and Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such Person with respect thereto.

Further Assurances

A Shareholder who executes a Letter of Transmittal covenants under the Letter of Transmittal to execute, upon request of the Offer, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of such Shareholder.

Depositing Shareholders' Representations and Warranties

All Shareholders depositing Shares pursuant to the Offer must have full power and authority to deposit, sell, assign and transfer the Shares to the Offeror. Shareholders depositing Shares pursuant to the Offer must have good title to their Shares free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other Persons. The acceptance of the Offer pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that:

(a) such Person has full power and authority to deposit, sell, assign and transfer the Shares and Other Securities being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Shares and Other Securities (or interests therein) to any other Person;

(b) such Shareholder depositing the Shares (and any Other Securities), or on whose behalf such Shares (and any Other Securities) are being deposited, has good title to and is the beneficial owner of the Shares (and any Other Securities) being deposited within the meaning of applicable securities Laws;

(c) the deposit of such Shares (and any Other Securities) complies with applicable securities Laws; and

(d) when such deposited Shares are taken up and paid for by the Offeror, the Offeror will acquire good title to the Shares (and any Other Securities) free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other Persons.

4. CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer and subject to applicable Law, the Offeror shall have the right to withdraw or terminate the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) there being (or having been) validly deposited or tendered under the Offer and not withdrawn, by the fourteenth (14th) Business Day following the commencement of the Offer, a number of Shares which constitutes at least a special majority (66 2/3) of the aggregate number of outstanding Shares (including, for this purpose, Shares underlying any options (including Stock Options), or other rights to acquire Shares that are convertible or exercisable immediately prior to the Expiry Time) not currently owned by the Offeror and its affiliates, and the votes attaching to which shall be qualified to be included as votes in favour of any Subsequent Acquisition Transaction in determining whether approval (as construed under applicable securities and corporate laws) has been obtained in respect thereof (the "**Minimum Tender Condition**");

(b) all government or regulatory approvals, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including, without limitation, those of any stock exchanges or other securities regulatory authorities) which, in the Offeror's sole judgment, are necessary or desirable to complete the Offer, and any acquisition of the Shares not deposited under the Offer on the same terms as the Shares acquired under the Offer pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction, shall have been obtained or concluded on terms and conditions satisfactory to the Offeror in its sole judgment;

(c) the Offeror shall have determined in its sole judgement that (i) no act, action, suit or proceeding shall have been threatened, commenced or taken before or by any domestic or foreign Governmental Entity in Canada or elsewhere, whether or not having the force of Law, and (ii) no

Law shall have been proposed, enacted, promulgated, amended or applied, in either case: (A) to cease trade, enjoin, suspend, prohibit or impose material interlocutory or permanent limitations or conditions on the purchase by or the sale to the Offeror of Shares, the right of the Offeror to own or exercise full rights of ownership of Shares, or the consummation of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction; (B) which, if the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, would reasonably be expected to have a Material Adverse Effect on Luxell or the Offeror; or (C) would prevent, or would materially and adversely affect the ability of the Offeror or its affiliates to make or consummate the Offer, or to effect a Compulsory Acquisition or any Subsequent Acquisition Transaction;

(d) the Offeror shall have determined in its sole judgement that there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction;

(e) the Offeror shall have determined in its sole judgement that there has not occurred, (i) any general suspension of trading in, or limitation on times or prices for, securities on the TSX, (ii) any extraordinary, material adverse change in the Canadian financial markets generally, (iii) any declaration of a general banking moratorium or any suspension of payments in respect of banks in Canada, (iv) any material limitation by any Governmental Entity or any court that materially affects the extension of credit generally by lenders that regularly participate in the Canadian market in loans, (v) a suspension of, or limitation (whether or not mandatory) on, the currency exchange markets or the imposition of, or material adverse changes in, any currency or exchange control laws in Canada, or (vi) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material worsening thereof;

(f) the Offeror shall have determined in its judgment acting reasonably that neither Luxell nor any third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action, which has or may have a material and adverse effect on Luxell;

(g) in the judgment of the Offeror, acting reasonably, there shall not exist and there shall not have occurred since the date of this Offer any change or effect (or condition, event or development including a prospective change or effect) which, when considered either individually or in the aggregate, would have a Material Adverse Effect on Luxell or the Offeror or which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, would have a Material Adverse Effect on the Offeror or Luxell; and

(h) none of the Lock-Up Agreements shall have been terminated.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror in its sole discretion at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Each of the foregoing conditions is independent of and in addition to each other such condition. The Offeror may waive any of the foregoing conditions with respect to the Offer (so long as it waives the same condition or conditions to the other Offer) in whole or in part at any time and from time to time in its sole discretion, without prejudice to any other rights, which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice, or other communication confirmed in writing, by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders, in the manner set forth in Section 9 of the Offer, "NOTICES AND DELIVERY", and will provide a copy of the aforementioned public notice to the TSX. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Shares deposited under the Offer and the Depositary will promptly return all documents tendered to the Depositary under such Offer including certificates representing deposited Shares, Letter of Transmittal, Notice of Guaranteed Delivery and related documents to the parties by whom they were deposited. See Section 10 of the Offer, "RETURN OF SHARES".

Any determination by the Offeror concerning any events or other matters described in this Section 4 will be final and binding upon all parties for purposes of the Offer.

5. EXTENSION, VARIATION OR CHANGE OF THE OFFER

The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn.

The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time for the Offer or to vary the Offer by giving written notice, or other communication confirmed in writing, of such extension or variation to the Depositary at its principal office in Toronto, Ontario and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set forth in Section 9 of the Offer, "NOTICES AND DELIVERY", to all Shareholders whose Shares have not been taken up prior to the extension or variation. The Offeror will, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of such notice to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

If the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition of the Offer), the Offer will not expire before ten days after the notice of such variation has been given to Shareholders to whom the Offer is being made, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts or applicable securities regulatory authorities.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to whom the Offer is being made to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror, the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offer, "NOTICES AND DELIVERY" to all Shareholders whose Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable Law. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof. An extension of the Expiry Time of the Offer or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "CONDITIONS OF THE OFFER".

If the consideration being offered for the Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer.

6. PAYMENT FOR DEPOSITED SHARES

If, in respect of the Offer, all the conditions referred to under Section 4 of the Offer, "CONDITIONS OF THE OFFER" are satisfied or waived at the Expiry Time, the Offeror will become obligated to take up Shares validly deposited under the Offer and not withdrawn not later than ten days from the Expiry Time of the Offer and will pay by issuing the Notes for Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares. In accordance with applicable Law, the Offeror will take up and pay by issuing the Notes for Shares deposited under the Offer after the date on which it first takes up Shares deposited under the Offer within ten days of such deposit. The Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to the Offer as, if and when the Offeror gives written notice to the Depositary to that effect. The Offeror will acquire ownership of and title to all Deposited Securities and any related Distributions under this Offer upon its having taken up such Deposited Securities and related Distributions even if payment for the Deposited Securities shall not have been effected at such time.

Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Shares or to terminate the Offer and not take up or pay for any Shares pursuant to the Offer if any condition specified in Section 4 of the Offer, "CONDITIONS OF THE OFFER" is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable Law.

The Offeror will pay by issuing the Notes for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with a direction to the Trustee to countersign, register, issue and deliver to Shareholders whose Shares are taken up pursuant to the Offer, certificates representing the Notes to which that person is entitled in accordance with the instructions set forth in the Letter of Transmittal.

Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the Notes will be issued in the name of the registered Shareholder so deposited. Unless the person depositing the Shares instructs the Trustee to hold the applicable Notes for pick-up by checking the appropriate box in the Letter of Transmittal, Notes will be forwarded by the Trustee by pre-paid first class mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, Notes will be forwarded to the address of the Shareholder as shown on the register maintained by the Transfer Agent.

The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Shares pursuant to the Offer.

Settlement with each Shareholder who has deposited Shares under the Offer will be made by the Depositary forwarding to each such Shareholder a Note, representing the cash equivalent to which the depositing Shareholder is entitled. Subject to the foregoing and unless otherwise directed by a Letter of Transmittal, the Notes will be issued in the name of the registered holder of the Shares deposited. Unless the person depositing the Shares instructs the Depositary to hold the Note for pick-up by checking the appropriate box in the Letter of Transmittal, such Note will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, such Note will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Luxell. Notes mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

7. WITHDRAWAL OF DEPOSITED SHARES

Except as otherwise provided in this Section 7, all deposits of Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder (a) at any time prior to the Expiry Time, or (b) if the Shares have not been paid for by the Offeror, within three Business Days after having been taken up.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which Shares may be deposited thereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable Law, a variation consisting solely of a waiver of a condition or conditions, or solely of an increase in the consideration offered under the Offer where the Expiry Time is not extended for a period greater than ten days after notice of the variation has been delivered); or

(b) a notice of change in respect of the information contained in the Offer and the accompanying Circular or if any subsequent notice of change or variation is delivered to persons whose Shares were not taken up at the date of the occurrence of the change; then any Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of ten days after the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated.

For any withdrawal to be made, notice of the withdrawal must be made in writing (which includes a facsimile communication or notice by electronic means that produces a printed copy) and must be actually received by the Depositary at the place of deposit within the period permitted for withdrawal. Any such notice of withdrawal must (i) be made by a method, including a facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Shares to be withdrawn; and (iii) specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number, if any, shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the rules and instructions set out in such letter), except in those cases where the Shares were deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. None of the Depositary, the Offeror or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed to be not validly deposited for purposes of the Offer. However, withdrawn Shares may be redeposited no later than the Expiry Time by again following one of the procedures described in Section 3 of the Offer, "MANNER OF ACCEPTANCE". Once the Offeror accepts the deposited Shares for payment upon the expiration of the Offer (including the expiration of any extension thereof), Shareholders will no longer be able to withdraw them, except in accordance with applicable law.

If the Offeror extends the Offer, is delayed in taking up or paying for Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror's other rights, Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Shares may not be withdrawn except to the extent that depositing holders of Shares are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Law.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 18 of the Circular, "STATUTORY RIGHTS".

All questions as to the validity (including timeliness of receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

See also Section 3 of the Circular, "LOCK-UP AGREEMENTS", for a description of the limited withdrawal rights available to the Locked-Up Shareholders.

8. MARKET PURCHASES

The Offeror and its affiliates reserve the right to, and may, directly or indirectly, purchase Shares or other securities of Luxell as permitted by applicable Law, including by making purchases through the facilities of the TSX at any time and from time to time before the Expiry Time. In no event will the Offeror or its affiliates make any purchases of such Shares through the facilities of the TSX until the third clear trading day following the date of the Offer. The Offeror will issue and file on SEDAR a press release containing information prescribed by applicable Law forthwith after the close of business of the TSX on each day on which any such Shares have been purchased.

Subject to compliance with applicable securities Laws, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Shares taken up and paid for under the Offer, although the Offeror has no current intention of doing so.

9. NOTICES AND DELIVERY

Except as otherwise provided in the Offer and without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the Shareholders at their respective addresses as shown on the registers maintained by or on behalf of Luxell and will be deemed to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, in the event of any interruption of or delay in mail service following mailing or if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if a summary of the material provisions thereof is (i) given to the TSX for dissemination through its facilities, (ii) published once in the National Edition of *The Globe and Mail* or the *National Post*, and in daily newspapers of general circulation in each of the French and English languages in Quebec, or (iii) given to the MarketWire News Service.

The Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to Shareholders or made available in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to Intermediaries whose names, or the names of whose nominees, appear on the Shareholder lists, or if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial holders of Shares when such list or listing is received.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated on the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

10. RETURN OF SHARES

If for any reason any deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer, certificates for Shares that are not purchased and any other relevant documents will be returned, at the expense of the Offeror, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or early termination of the Offer.

Certificates and other relevant documents will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the Shareholder registers maintained by or on behalf of Luxell.

11. CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTIONS AND LIENS

If, on or after the date of this Offer, Luxell should divide, reclassify, consolidate, convert, split, combine or otherwise change any of the Shares or its capitalization or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefore), to reflect such division, reclassification, consolidation, conversion, split, combination or other change.

Shares acquired by the Offeror pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others and together with all rights and benefits arising therefrom (subject to the payment of dividends as described below) including the right to all Other Securities which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date of this Offer, other than an ordinary course dividend.

If, on or after the date of this Offer, Luxell should declare or pay any dividend, pay any interest, or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Shares which is or are payable or distributable to Shareholders of record on a date which is prior to the date of the transfer to the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Luxell in respect of Shares accepted for purchase pursuant to the Offer, other than an ordinary course dividend, then without prejudice to the Offeror's rights under Section 4 of the Offer, "CONDITIONS OF THE OFFER": (a) in the case of a cash dividend, distribution or payment, the amount of the dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such Shares; and (b) in the case of a non-cash dividend, distribution, payment, right or other interest the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer.

Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 17 of the Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

12. MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, Notes, cheques, certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, certificates or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any such determination not to mail made under this Section 12 as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of the Offer, "NOTICES AND DELIVERY". The deposit of cheques and certificates with the Depositary in such circumstances will constitute delivery to the persons entitled thereto and the Shares will be deemed to have been paid for immediately upon such deposit at the office of the Depositary at which the Shares were deposited.

13. OTHER TERMS OF THE OFFER

The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares deposited pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Shares to receive prompt payment for Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from acceptance of the Offer will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

The Locked-Up Shareholders are also subject to and bound by the terms and conditions set forth in the Lock-Up Agreements.

No broker, dealer or other person (including the Depositary) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer and Circular, the Letter of Transmittal and Notice of Guaranteed Delivery and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Shares.

The provisions of the Circular, Letter of Transmittal and Notice of Guaranteed Delivery accompanying the Offer, including the rules and instructions contained therein. as applicable, are incorporated into and form part of the terms and conditions of the Offer.

Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular and Directors' Circular for additional information relating to the Offer, Luxell and the Offeror.

Dated: January 15, 2009

LUX ACQUISITION CORPORATION

(Signed) Jean Louis Larmor
President, Chief Executive Officer and Chief Financial Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated January 15, 2009 by the Offeror to purchase all of the outstanding Shares not already held by the Offeror and its affiliates, including Shares that may become outstanding on the exercise of conversion or exchange rights, including Stock Options. The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Terms defined in the Offer and the Glossary and not otherwise defined in this Circular shall have the respective meanings given thereto in the Offer and the Glossary unless the context otherwise requires.

The information concerning Luxell contained in this Circular has been taken from or is based upon publicly available information filed with the Canadian securities regulatory authorities and other public sources available at the time of the Offer and information provided to the Offeror by Luxell. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Luxell taken from, or based upon, such documents and records are untrue or incomplete, none of the Offeror or any of its respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Luxell taken from, or based upon, such documents and records, or for any failure by Luxell to disclose events which may have occurred or may affect the significance or accuracy of any such information, but which are unknown to the Offeror.

All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

The Offeror

The Offeror was incorporated under the CBCA on December 5, 2008. The Offeror's registered office is located at 1010 de la Gauchetiere West, Suite 960, Montreal, Quebec H3B 2N2.

The Offeror is newly incorporated, and was formed solely for the purpose of making the Offer. The Offeror is owned by Jean Louis Larmor and its sole director and officer is Jean Louis Larmor.

Luxell

High Performance Display Products

Luxell's high performance display division manufactures display systems for the aerospace and defence markets. Prior to fiscal year 2005, all of Luxell's displays were monochromatic. In 2006 and 2007, a majority of the displays shipped were colour as the marketplace demand for updated technology and equipment replacement continued. Luxell supplies standard and custom display sizes and formats and has the resources and expertise to design, engineer and integrate complete display systems. Luxell continues to develop and maintain a customer base that includes global defence and aerospace leaders such as Lockheed Martin Corporation and Raytheon Company of the United States, Rheinmetall Defense Electronics of Germany, Indra Sistemas S.A. of Spain, Sysdel cc of the Republic of South Africa, BAE Systems plc of the United Kingdom and Mitsubishi Precision Controls Limited of Japan. Luxell has experienced engineering and technical teams that can custom design and qualify products for robust and demanding environments such as aircraft cockpits.

Black Layer™ Technology

All types of flat panel displays face a common problem of high reflection which results in poor contrast, legibility and character recognition in all lighting conditions, particularly bright ambient light such as sunlight or bright artificial light. Luxell, in collaboration with the NRC, developed the Black Layer™ as a solution to this problem.

The Black Layer™ technology consists of a series of thin film layers that include a thin metal layer, a thicker transparent layer and a final capping metal layer that as a unit is placed into the display structure itself overlaying the highly reflective aluminum conductors.

Luxell's Black Layer™ solution eliminates the need for optical polarizing filters which in many cases, results in a higher contrast, higher performance display. In addition, there is the potential for higher manufacturing yield. Luxell's top emission and bottom emission Black Layer™ display technologies are ready to be licensed, provided that Luxell is able to provide technical and financial support to integrate the structures into a user's end-product design.

Licensing Market & Intellectual Property Protection

While Luxell believed that the OLED market segment created an opportunity for commercialization of and licensing Luxell's patented Black Layer™ technology it had, to fiscal 2006, not concluded any lasting relationship or seen its technology incorporated into an end-use product. In fiscal 2007, Luxell halted its research activities, released its scientific research personnel, cut expenses and focused on patent and intellectual property maintenance.

Luxell relies on a combination of patents, patent applications, non-disclosure agreements and other contract provisions (including contracts with its employees), trade-marks, copyright and trade secret laws to protect its proprietary rights relating to its technologies, technical information, designs and know-how. Because of the substantial length of time and expense associated with developing new products, companies in the high technology sector place considerable importance on obtaining patent protection for new technologies, products and processes. Luxell's policy is to file patent applications to protect inventions, technologies and improvements that are important to the development and commercialization of its business. Luxell will defend and protect its intellectual property as appropriate.

High Performance Display Market

Luxell is currently active in the defence and aerospace markets with applications such as tactical displays, global positioning systems and field communication systems. There are also ground, naval, heavy equipment applications and avionics applications, including computer display units, radar warning devices, navigational displays and flight management and instrumentation systems, which require displays that are compact, rugged and which can provide a wide-viewing angle even in bright sunlight. The defence sector has the most demanding requirements for displays for retrofit, upgrade as well as forward-fit applications.

Research and Development

The engineering and product development team within Luxell has significant engineering and technical expertise in ruggedized display products. There is a range of specialized measurement and test techniques available to benchmark optical performance as well as environmental sensitivity and lifetime of the displays. Highly qualified personnel include expertise in mechanical, electrical, optical, thermal and reliability engineering.

Facilities and Employees

Luxell's headquarters and operations are located in Mississauga, Ontario where Luxell carries out display product engineering, display design prototyping, sales and marketing, display product production, finance, administration and legal affairs. As at August 31, 2008, Luxell employed 40 staff. Luxell continues to reevaluate its facilities and whether or not change will be required for current and foreseeable future operations.

Revenue by Segment

In fiscal 2008, Luxell's revenues were again comprised of 100% from display products and 0% from technology licensing. Luxell anticipates sales growth of the display products during fiscal 2009 and does not anticipate any revenue from its proprietary Black Layer ™ technology.

Competition

The existing competition in the defence display business comes from major companies such as, Barco Displays, Meggitt PLC, Korry (CMC) Electronics Co., and Smith's Aerospace (GE Aviation), Thales. Luxell is also in discussion with several of its competitors regarding potential product sales to complete their needs and product offerings. The existing competition for Luxell's Black Layer™ technology is the add-on circular polarizing filter.

Although meaningful market share statistics are not available, Luxell believes that circular polarizers (major suppliers such as 3M Corporation and Sumitomo Chemical Co. Ltd.) currently have over 85% market share in the OLED market. Circular polarizers are placed in front of the display surface and eliminate ambient light by polarizing it as it enters the display and absorbing it as it leaves.

1. BACKGROUND TO THE OFFER

On November 28, 2008, Luxell's Board of Directors established an independent committee (the "**Special Committee**"), which committee was composed of Pierre Jeannoit and Pep Fraser. The mandate of the Special Committee included, among other things, (i) examining and reviewing the Offer; (ii) negotiating with Lux Acquisition Corporation the terms, conditions, structure and other matters relating to the Offer; and (iii) advising the Board of Directors as to what recommendation(s) should be made to the Shareholders in respect of the Offer. Additionally, as any offer from Lux Acquisition Corporation or its affiliates would constitute an "insider bid" for the purposes of the Rules, the responsibilities of the Special Committee included selecting and retaining a qualified and independent valuator and supervising the preparation of a formal valuation of the Shares. Concurrently with the announcement of the establishment of the Special Committee, Luxell also announced that the committee had appointed Taylor Leibow as its independent financial advisor for the purpose of preparing a formal valuation of Luxell. The mandate of the Special Committee also authorized it to retain legal advisors and on November 28, 2008, the Special Committee retained Luxell's corporate counsel, Robert Isles LLB.

2. DESCRIPTION OF THE NOTES

General

Certificates representing the Notes will be issued to Shareholders whose Shares are taken up pursuant to the Offer under and pursuant to the provisions of a trust indenture (the "**Trust Indenture**") to be entered into between the Offeror the Trustee. No interest will be payable on the Notes. Payment of principal will be made on the maturity date of the Notes, which will be the third anniversary of their date of issue. The principal amount of the Notes will be payable in lawful money of Canada. The Notes will be direct and unsecured obligations of the Offeror and will rank *pari passu* with all existing or future unsecured and unsubordinated indebtedness of the Offeror.

In the event of any discrepancy or variation between the terms of the Trust Indenture and the terms of this Offer, the Trust Indenture shall be paramount. The Notes will not be secured. The Trust Indenture will not restrict the Offeror from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Covenants

The Trust Indenture will contain a covenant substantially to the following effect that so long as any of the Notes are outstanding:

(a) the Offeror shall duly and punctually pay or cause to be paid to each holder of Notes the principal thereof, on the dates, at the places, in the currency, and in the manner specified in the Trust Indenture or as otherwise provided in such Notes;

(b) subject to the express provisions of the Trust Indenture, the Offeror shall keep or cause to be kept proper books of account and make or cause to be made therein true and faithful entries of all its dealings and transactions in relation to its business and the business of its Subsidiaries, as the case may be, all in accordance with Generally Accepted Accounting Principles ("**GAAP**");

(c) so long as any Notes are outstanding, the Offeror shall furnish to the Trustee a copy of the financial statements, whether annual or interim, of the Offeror and any report of the Offeror's auditors thereon, within 120 days after the end of the financial period to which the financial statements pertain;

(d) subject to the express provisions of the Trust Indenture, the Offeror shall, and shall cause each Subsidiary to, at all times maintain its respective corporate existence;

(e) so long as any Notes are outstanding, the Offeror will not, and will not cause any Subsidiary to, materially amend, modify, alter or replace their respective constating documents or by-laws, unless such action could not reasonably be expected to have a Material Adverse Effect;

(f) The Offeror will not and will not permit any Subsidiary to, directly or indirectly, make any sale to any Person of all or substantially all its assets, if at such time, or after giving effect to such sale of all or substantially all of such assets, an Event of Default (as defined in the Trust Indenture) has occurred and is continuing or would, or would reasonably be expected to occur as a result of such sale of all or substantially all its assets. Subject always to the foregoing, the Offeror will not, and will not permit any Subsidiary to, directly or indirectly, make any sale of all or substantially all its assets to any Person; provided that the Offeror and the Subsidiaries shall be permitted to dispose of all or substantially all of its assets if the proceeds from such sale of all or substantially all assets is reinvested by the Offeror in the Offeror's or a Subsidiary's business. If less than all of the proceeds are reinvested in the Offeror's or its Subsidiaries' business (such non-reinvested portion being the "**Non-Reinvested Amount**"), within 30 days after the end of the Offeror's fiscal year, the Offeror will use the Non-Reinvested Amount to pay the Notes in accordance with the terms hereof, on a *pro rata* basis, equal to the Non-Reinvested Amount, at a purchase price per Note equal to the principal amount of the Note; and

(g) The Offeror shall not, directly or indirectly through a Subsidiary, enter into a transaction or series of transactions, other than a transaction or series of transactions involving a Change of Control, in which all or substantially all of the undertaking, property and assets of the Offeror and its Subsidiaries would become the property of any other Person, whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, lease or otherwise, unless the Offeror will be the continuing corporation or:

   (i) the Person is a corporation organized and existing under the laws of Canada or a province or territory thereof or of the United States of America or a state thereof or of the District of Columbia and expressly assumes, by a supplemental indenture satisfactory in form to the Trustee and Trustee's counsel and executed and delivered to the Trustee, all the covenants and obligations of the Offeror under the Trust Indenture and all Notes;

   (ii) at the time of and after giving effect to the reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale, lease or other transaction, no Event of Default or event that, with the passing of time or the giving of notice or both, would constitute an Event of Default has occurred and is continuing;

   (iii) the Offeror shall have delivered to the Trustee an officers' certificate stating that the conditions precedent in this section have been satisfied; and

   (iv) neither the Offeror nor the Person, either at the time of or immediately after the consummation of any such transaction and after giving full effect thereto, will be insolvent or generally fail to meet, or admit in writing its inability or unwillingness to meet, its obligations as they generally become due.

Events of Default

The Trust Indenture will provide that an "**Event of Default**" in respect of the Notes will occur upon:

(a) failure to pay the principal due and payable on the maturity date on any of the Notes;

(b) Except as provided in the Trust Indenture, the sale, transfer, lease or other disposition, in a transaction or series of transactions, of all or substantially all of the property and assets of the Offeror and its Subsidiaries;

(c) failure to observe or perform any other covenant or condition contained in the Trust Indenture if such failure continues for a period of 60 days after written notice thereof has been given to the Offeror by the Trustee or the holders of at least 40% aggregate principal amount of the Notes then outstanding, provided, however, that such failure shall not constitute an Event of Default if it is not reasonably capable of being cured or remedied within such 60-day period, in which event the Offeror shall have such longer period of time as may be reasonably necessary to cure or remedy same, provided that the Offeror is diligently and in good faith taking all reasonable action to remedy such failure;

(d) the rendering by a court of competent jurisdiction of one or more judgments against the Offeror or any Subsidiary in an aggregate amount of more than $2.5 million if the judgments remain undischarged or unstayed for more than 60 days, unless the Offeror or such Subsidiary in good faith actively and diligently contests or appeals such judgment;

(e) proceedings are commenced for the winding-up, liquidation or dissolution of the Offeror or a Subsidiary (except as otherwise permitted under the Trust Indenture), a decree or order of a court of competent jurisdiction is entered adjudging the Offeror or a Subsidiary a bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of the Offeror or a Subsidiary is approved under applicable law relating to bankruptcy, insolvency or relief of debtors, unless the Offeror or such Subsidiary in good faith actively and diligently contests such proceedings, decree, order or approval, resulting in a dismissal or stay thereof within 60 days of commencement;

(f) the Offeror or a Subsidiary makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its property, or suffers any such receivership or trusteeship and allows such suffered receivership or trusteeship to remain undischarged or unstayed for 60 days; and

(g) a resolution is passed for the winding-up or liquidation of the Offeror.

If an Event of Default, other than that described above, occurs and is continuing, the Trustee or the holders of not less than 50% of the principal amount of Notes then outstanding may declare the principal amount of all Notes then outstanding to be due and payable immediately in writing. If an Event of Default described above occurs and is continuing, the principal amount on all Notes then outstanding shall be due and payable immediately without any declaration or other action by the Trustee or the holders of Notes.

Modification

The Trust Indenture will provide that it, and the rights of the holders of Notes may in certain circumstances, be modified. For that purpose, among others, the Trust Indenture will contain provisions making extraordinary resolutions binding upon all holders of Notes. "Extraordinary Resolution" will be defined, in effect, as a resolution passed at a meeting at which at least 60% of the aggregate principal amount of the Notes then outstanding, by the affirmative vote of the holders of not less than two-thirds of the principal amount of Notes represented and voted at a meeting duly called and held in accordance with the Trust Indenture or as a resolution contained in one or more instruments in writing signed by the holders of not less than two-thirds of the principal amount of the then outstanding Notes.

Payment Agreements for Notes

The Offeror may enter into an agreement with the holder of a Note, or with the Person for whom such holder is acting as nominee, providing for the early payment to such holder of the principal of such Note by any form of payment agreed to by the Offeror and the holder. Any such payment shall absolutely discharge the obligations of the Offeror with respect to such payment under such Note. The Offeror shall furnish to the Trustee the surrendered Note and an officers' certificate as to the persons with whom the Offeror has entered into such an agreement. Upon receipt of such surrendered Note and officers' certificate, the Trustee shall cancel the applicable Note and make the proper notation in the register. Any payment of the principal of any such Note under the Trust Indenture at such other place or in such other manner pursuant to such agreement shall, notwithstanding any other provision of the Trust Indenture or the Notes, be valid and binding on the Offeror and the Trustee.

3. LOCK-UP AGREEMENTS

The Locked-Up Shareholders have entered into the Lock-Up Agreements with the Offeror. Pursuant to the Lock-Up Agreements, the Locked-Up Shareholders represented that, as of the respective dates of the Lock-Up Agreements, they were the beneficial owners of an aggregate of 70,324,682 Shares, and they agreed to irrevocably accept the Offer and deposit all of their Shares under the Offer. Except for the dates and the parties thereto or as otherwise described below, the terms and conditions of the various Lock-Up Agreements are identical to one another. The following is a summary of the principal terms of the Lock-Up Agreements.

The Offer: The Offeror agreed with the Locked-Up Shareholders to make the Offer on the terms and conditions set forth in the Lock-Up Agreements. which terms and conditions are those set forth in this Offer, including, for greater certainty, the conditions enumerated under Section 4 of the Offer, "CONDITIONS OF THE OFFER".

Agreement to Deposit: Each of the Locked-Up Shareholders has irrevocably and unconditionally agreed to deposit all of its Shares (including any Shares issuable upon exercise of Stock Options that have been granted to the Locked-Up Shareholders or other convertible or exercisable securities) in accordance with the terms of the Offer within two Business Days from the mailing of the Offer. In addition, each of the Locked-Up Shareholders has irrevocably and unconditionally agreed that neither it nor any person acting on its behalf will withdraw or take any action to withdraw any of its Shares deposited under the Offer, notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise which it might have, unless its respective Lock-Up Agreement is terminated in accordance with its terms prior to the taking-up by the Offeror of such Locked-Up Shareholder's Shares under the Offer. In addition to the foregoing, the Locked-Up Shareholders will have the right to withdraw their Shares deposited under the Offer if such Shares have not, for any reason whatsoever, been taken up and paid for on or before the expiry of ten days after the Expiration Date.

Covenants of Locked-Up Shareholders: Each of the Locked-Up Shareholders has jointly (but not severally or solidarily) agreed that so long as the Locked-Up Shareholders are (i) obligated to deposit any of their Shares pursuant to the Offer, (ii) not entitled to withdraw any of their deposited Shares from the Offer under the terms of the Lock-Up Agreements, or (iii) entitled to withdraw their deposited Shares from the Offer under the terms of the Lock-Up Agreements but have not withdrawn such Shares, and until the Offeror has taken up and paid for the Shares under the Offer or abandoned the Offer, or the Lock-Up Agreements have been terminated by the Locked-Up Shareholders in accordance with the provisions of the Lock-Up Agreements, the Locked-Up Shareholders will:

(a) except as permitted by the Lock-Up Agreements, not take any action of any kind which may prevent or delay the take-up and payment of Shares deposited under the Offer or the completion of the Offer, including but not limited to any action by the Locked-Up Shareholders to continue, solicit, initiate, assist or encourage inquiries, submissions, proposals or offers from any other person, entity or group relating to, and will not continue or participate in, and will effectively terminate, any discussions or negotiations regarding, or enter into any agreement with or furnish to any other person, entity or group any information with respect to, or otherwise co-operate in any way with or assist or participate in, or facilitate or encourage any effort or attempt with respect to:

(i) the direct or indirect acquisition or disposition of all or any Shares or any other securities of Luxell or its subsidiaries, or any sale or issuance by Luxell of its equity securities, or

(ii) any amalgamation, merger, sale of any part of Luxell's or any of its subsidiaries' assets (other than certain sales in the ordinary course of business consistent with Luxell's past practice), take-over bid, plan of arrangement, reorganization, issuer bid, dividend or distribution out of the ordinary course of business consistent with past practice, recapitalization, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving Luxell or any of its wholly-owned subsidiaries or their respective assets;

(b) not grant any option on, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey the Locked-Up Shareholders' Shares, or any other securities of Luxell beneficially owned, directly or indirectly, by the Locked-Up Shareholders, or any right or interest therein (legal or equitable), to any person, entity or group or agree to do any of the foregoing;

(c) not enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Locked-Up Shareholders' Shares, or call meetings of shareholders, or give consents or approvals of any kind as to the Locked-Up Shareholders' Shares;

(d) not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Locked-Up Shareholders' Shares pursuant to the provisions of the Lock-Up Agreements including, but not limited to, the sale of any direct or indirect holding company of the Locked-Up Shareholders or the granting of a proxy on the shares of any direct or indirect holding company of the Locked-Up Shareholders which would have, indirectly, the effect specifically prohibited by the Lock-Up Agreements or take any action that would restrict, limit or frustrate in any way the transactions contemplated by the Lock-Up Agreements;

(e) in the event that the Offeror takes up and pays for Shares deposited under the Offer and acquires Shares to which attach not less than 50% of the voting rights attaching to all Shares (excluding Shares held by the Offeror and its affiliates), the Locked-Up Shareholders shall cause, to the extent permitted under applicable laws, their representatives and nominees, if any, on the boards of directors of Luxell and its subsidiaries to resign, at the time and in the manner requested by the Offeror;

(f) immediately notify the Offeror orally (to be confirmed forthwith thereafter in writing) of any effort or attempt with respect to any of the matters described in paragraph (a) above (including the terms of any submission, proposal, offer or other action and the identity of the party making or involved with the same) and provide the Offeror, in writing, with the name of the person making such proposal and the material terms (including, without limitation, price, form of consideration, form of transaction and conditions) of any inquiries, proposals or offers received by the Locked-Up Shareholders in connection with same;

(g) use all reasonable best efforts to assist the Offeror to successfully complete the transactions contemplated by the Lock-Up Agreements, including cooperating with the Offeror in making all requisite regulatory filings;

(h) agree to the issuance of a press release by Lux Acquisition Corporation announcing the execution of the Lock-Up Agreements and the proposed making of the Offer; and

(i) not waive any confidentiality or standstill provision in favour of the Locked-Up Shareholders contained in any agreements with any third party other than the Offeror.

Covenants of the Offeror: Subject to the terms and conditions of the Lock-Up Agreements, the Offeror agreed to use its reasonable best efforts to successfully complete the transactions contemplated by the Lock-Up Agreements.

Locked-Up Shareholders' Representations and Warranties: The Locked-Up Shareholders made representations and warranties to the Offeror, which are subject to certain exceptions and to customary materiality qualifications, including, without limitation, representations and warranties as to: (i) due incorporation (provided solely by Locked-Shareholders that are corporations or other legal entities), authorization, capacity and power to enter into the Lock-Up Agreements as well as the due execution, delivery and enforceability of the Lock-Up Agreements; (ii) ownership of, and good title to, their Shares; (iii) exclusive right to sell their Shares; (iv) no existing agreement, right, option or privilege to purchase their Shares; (v) no consents, waivers, approvals, authorizations, exemptions, registrations, licenses or declarations to be made, filed or obtained in connection with the execution and delivery by the Locked-Up Shareholders of the Lock-Up Agreements or the consummation of the transactions contemplated thereby, except for the filing of press releases, early warning and insider reports under applicable Canadian or United States securities Laws; (vi) no untrue information provided by the Locked-Up Shareholders to the Offeror for inclusion in this Circular; (vii) the adequacy of information possessed by the Locked-Up Shareholders prior to entering into the Lock-Up Agreements and the fact that each Locked-Up Shareholder made an informed decision with respect thereto; (viii) no amounts being payable by Luxell or its subsidiaries to any of the Locked-Up Shareholders (or their affiliates or associates) in connection with the transactions contemplated by the Lock-Up Agreements or otherwise; and (ix) the fact that the Locked-Up Shareholders collectively initiated the discussions with Lux Acquisition Corporation to seek to have Lux Acquisition Corporation, without "joint actors" (as defined in applicable Canadian securities Laws), make the Offer and offered to execute the Lock-Up Agreements in that connection.

The Offeror's Representations and Warranties: The Offeror made representations and warranties to the Locked-Up Shareholders, which are subject to certain exceptions and to customary materiality qualifications. including, without limitation, representations and warranties as to: (i) due incorporation, authorization, capacity and power to enter into the Lock-Up Agreements as well as the due execution, delivery and enforceability of the Lock-Up Agreements by the Offeror; (ii) no consents, waivers, approvals, authorizations, exemptions, registrations, licenses or declarations to be made, filed or obtained in connection with the execution and delivery by the Offeror of the Lock-Up Agreements or the consummation of the transactions contemplated thereby, except for the filing of press releases, early warning and insider reports under applicable Canadian or United States securities Laws; and (iii) non-contravention of the Offeror's constating documents and directors' and Shareholders' resolutions, Laws or rulings.

Termination of Lock-Up Agreements: The Lock-Up Agreements may be terminated by the Locked-Up Shareholders, when not in material breach in the performance of their obligations, by giving notice to the Offeror if:

(a) the Offer has not been made in accordance with the provisions of the Lock-Up Agreements;

(b) the Shares deposited under the Offer have not, for any reason whatsoever, been taken up and paid for on or before the expiry of ten days after the expiry of the Offer, as may be extended in accordance with the Lock-Up Agreements; or

(c) the Offeror is in breach of any of its other obligations under the Lock-Up Agreements in any material respect.

The Lock-Up Agreements may not be terminated by the Locked-Up Shareholders in response to or following the announcement or making of a superior offer or proposal.

The Lock-Up Agreements may be terminated by the Offeror, when not in material breach in the performance of its obligations, by giving notice to the Locked-Up Shareholders if:

(a) the conditions precedent to the Offeror making this Offer would not have been satisfied or waived by the Offeror prior to the date at which the Offeror was required to make the Offer;

(b) any Locked-Up Shareholder shall have breached its Lock-Up Agreement in any material respect;

(c) Luxell or any of its subsidiaries shall have authorized, or shall have entered into any agreement, arrangement or understanding (written or oral, conditional or otherwise) with respect to certain matters specifically enumerated in the Lock-Up Agreements, including, without limitation, a take-over bid, sale, merger or other business combination, asset dispositions or capital expenditures in excess of specified amounts, changes in capitalization, declaring cash or non-cash dividends or distributions, making amendments to its articles or by-laws and amending or terminating material contracts, or has announced an intention to do so; or

(d) the conditions to the Offer are not satisfied or waived by the Offeror on or prior to the Expiry Date.

4. REASONS TO ACCEPT THE OFFER

The Offer should be accepted by Shareholders as it represents the best opportunity to realize value for the Shares through the stewardship of the current Board of Directors and management of Luxell. The Offeror does not believe that there are any other alternatives for Luxell and financing and equity opportunities do not exist in this current market environment. As such, the Offeror believes that it is likely that Luxell will succumb to the consequence of negative working capital and the evaporation of lenders and investors who are interested in paying for the public company status. In short, the Offeror believes that Luxell will fail and Shareholders will receive nothing for their Shares. The Offeror believes that the price of the Offer to be paid by issuing the Notes due in three (3) years with a principal amount of $0.10 per Share is a full and fair price for the Shares which it is seeking to purchase under the Offer. Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer:

(a) that if the Offer is not successful, the trading prices of the Shares on the TSX may decline significantly;

(b) the fact that trading prices of the Shares since the announcement of the Offer have been below the Offer Price;

(c) the fact that in order to be effective, the Offer must be accepted by the holders of a majority of the Shares other than Shares held by the Offeror and its affiliates and that the Locked-Up Shareholders, who in fact so hold in the aggregate a majority of the Shares other than Shares held by the Offeror and its affiliates, solicited Lux Acquisition Corporation to enter into, and entered into, the Lock-Up Agreements; and

(d) the current economic, industry and market conditions affecting Luxell.

The foregoing list of factors is not intended to be exhaustive. Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. **Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors. See Section 17 of this Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".**

5. PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR LUXELL

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the Shares not already held by the Offeror and its affiliates in order to complete a going private transaction. If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the Shares validly deposited under the Offer, the Offeror currently intends to acquire any Shares not deposited under the Offer by Compulsory Acquisition, if available, or propose a

Subsequent Acquisition Transaction, in each case for consideration per Share at least equal in value to the consideration paid by the Offeror per Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Shares acquired by the Offeror pursuant to the Offer. The Offeror currently intends to retain all Shares acquired pursuant to the Offer, however, it reserves the right to transfer or sell these Shares at any time in the future should its intention change.

Although the Offeror currently intends to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of delays in the Offeror's ability to effect such a transaction, information subsequently obtained by the Offeror, changes in general economic or market conditions or in the business of Luxell, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, the Offeror reserves the right not to proceed by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, or to proceed by way of a Subsequent Acquisition Transaction on terms other than as described herein. See Section 16 of this Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER".

Plans for Luxell

Management has concluded that the only alternative for Luxell's business to survive and have any opportunity to realize upon its potential is to operate as a private company. The cost savings achieved by going private and access to direct government assistance with research and development are expected to reduce the breakeven proposition by approximately $1.5 million per annum. Access to private equity and debt is simplified and the private company status is more suitable to the company Luxell is today, and in the current economic environment. Management believes that opportunities to grow the company through acquisition or to sell the company are significantly enhanced as a private corporation.

If the Offer is successful, Lux Acquisition Corporation's plan is to continue to operate the business of Luxell in its current manner and to complete a full assessment of Luxell and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and may consider various courses of action in due course.

If permitted by applicable Law, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends: (i) to de-list the Shares from the TSX; and (ii) to cause Luxell to cease to be a "reporting issuer" for purposes of relevant Canadian securities Laws. The effect of these actions will be that Luxell will no longer be required to file publicly, or provide to security holders or others, certain financial information or timely disclosure with respect to its business and affairs and that the liquidity and market value of any remaining Shares held by the public may be adversely affected.

If the Offer is successful and the Offeror acquires control of Luxell but does not immediately proceed with a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror expects to take appropriate steps so that at least a number of directors proportional to the interest in Luxell acquired by the Offeror will be nominees of the Offeror. At such time, Luxell may have members of its Board of Directors who are independent from the Offeror.

6. HOLDINGS OF SECURITIES OF LUXELL

As of January 15, 2009, Luxell had 135,043,525 Shares outstanding, of which the Offeror together with its affiliates, hold 520,833 Shares representing approximately 0.4% of the currently issued and outstanding Shares.

Except as described below and otherwise in the Offer and Circular, none of (i) the directors or senior or executive officers of the Offeror, or to the knowledge of the Offeror, its affiliates, after reasonable inquiry or, (ii) to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry: (a) their respective associates; (b) any person acting jointly or in concert with the Offeror; or (c) any person holding more than 10% of any class of equity securities of the Offeror; beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Luxell.

7. TRADING IN SECURITIES OF LUXELL

None of the Offeror or to the knowledge of the Offeror and their respective directors and senior or executive officers after reasonable inquiry, any of the Persons referred to in Section 6 of this Circular, "HOLDINGS OF SECURITIES OF LUXELL", has traded in any securities of Luxell during the twelve month period preceding the date hereof.

8. COMMITMENTS TO ACQUIRE SHARES

Other than pursuant to the Offer (including deposits of Shares to the Offer pursuant to the Lock-Up Agreements), neither the Offeror nor any of its directors or senior officers, nor, to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, any associate of any director or senior officer of the Offeror, any Person or company holding more than 10% of any class of equity securities of the Offeror or any person acting jointly or in concert with the Offeror, has entered into any commitments to acquire any securities of Luxell.

9. ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than the Lock-Up Agreements, there are no formal or informal arrangements, agreements, contracts or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of Luxell, any associate of the directors or senior officers of Luxell, any person holding more than 10% of any class of equity securities of Luxell, nor any person acting jointly or in concert with Luxell, and no payment or other benefit is proposed to be made or given by the Offeror to any of the directors or senior officers of Luxell, any associate of the directors or senior officers of Luxell, any person holding more than 10% of any class of equity securities of Luxell, nor any person acting jointly or in concert with Luxell, by way of compensation for loss of office or for remaining in or retiring from office as a result of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

Other than the Lock-Up Agreements, there are no contracts, arrangements, understandings, collateral agreements or commitments, formal or informal, between the Offeror, or any person acting jointly or in concert with the Offeror, and any Shareholder with respect to the Offer or between the Offeror, or any person acting jointly or in concert with the Offeror, and any person with respect to any Shares in relation to the Offer.

10. TAYLOR LEIBOW VALUATION

The following constitutes a summary only of the Taylor Leibow Valuation and is qualified in its entirety by the full text of the Taylor Leibow Valuation attached as Schedule "A" to this Circular. **The Offeror urges Shareholders to read the Taylor Leibow Valuation carefully and in its entirety.**

Credentials of Taylor Leibow LLP

Taylor Leibow LLP is an independent accounting and business-advisory firm specializing in business valuation, litigation support, economic damage assessments, insolvency, assurance services and taxation consulting. Its principals have provided business valuation opinions and related advice to numerous companies throughout Canada, including several companies in the technology research and application field. It operates primarily from its head office in Hamilton, Ontario and employs over 50 professionals. The Taylor Leibow Valuation has been approved for release by Michael R. Carnegie, BComm, CA•CBV, the Partner in charge of the Business Valuation Department of Taylor Leibow LLP. Mr. Carnegie is experienced in merger, acquisition, divestiture and valuation matters.

Relationships with Interested Parties

None of Taylor Leibow or its affiliates:

a) is an "issuer insider", "associated entity" or "affiliated entity" of the Offeror as such terms are used in MI 61-101;

b) is a financial advisor to the Offeror in connection with the Offer;

c) is a manager or co-manager of a soliciting dealer group formed to solicit acceptances of the Offer, nor will we, as a member of such group, perform services beyond the customary soliciting dealer functions nor will we receive more than the per-share or per-shareholder fee payable to other members of the group; and

d) has a financial incentive with respect to the conclusions reached in the Taylor Leibow Valuation or has a material financial interest in the completion of the Offer.

Selection of Taylor Leibow

The Offer is an "insider bid" within the meaning of certain Canadian provincial securities legislation and the Rules by virtue of the Offeror, together with its affiliates, owning securities of Luxell carrying more than 10% of the voting rights attached to all outstanding voting securities of Luxell. The applicable securities legislation and regulatory policies require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator, filed with the applicable securities regulators and summarized in the insider-offeror's take-over bid circular. Under the Rules, the Special Committee was required to:

- determine who the valuator would be; and
- supervise the preparation of the formal valuation of the Shares.

The Board of Directors established the Special Committee to supervise the preparation of a formal valuation. The Special Committee considered who should be invited to submit a proposal to prepare the formal valuation and act as financial advisor to the Special Committee. The Special Committee invited Taylor Leibow to make such a proposal on the basis of prior assessments of the company in 2005 and 2007, the quality of the work performed on prior assignments and the additional costs other firms would reasonably require to attain the indepth knowledge of Luxell obtained on previous assignments at Luxell.

After deliberation, the Special Committee determined, based in part upon certain representations made to it by Taylor Leibow, that Taylor Leibow was independent and qualified to prepare a formal valuation and should be retained as financial advisor to the Special Committee for the purposes of, among other things, preparing and delivering to the Special Committee a formal valuation of the Shares. Accordingly, the Special Committee directed Luxell to enter into an engagement letter (the "**Engagement Letter**") with Taylor Leibow and the Offeror dated December 11, 2008, which provided, among other things, that the services of Taylor Leibow would be provided under the supervision and direction of the Special Committee and the services would be paid for by the Offeror. The Taylor Leibow mandate was re-confirmed by the Special Committee in relation to the Offer.

Pursuant to the terms of the Engagement Letter, Taylor Leibow has received for its work and the Taylor Leibow Valuation, fees of approximately $20,000. The fees to be paid by the Offeror to Taylor Leibow under the Engagement Letter were agreed between Taylor Leibow, the Offeror and the Special Committee. None of the fees payable to Taylor Leibow are contingent upon the conclusions reached by Taylor Leibow in the Taylor Leibow Valuation or on the completion of the Offer, and the fees payable to Taylor Leibow pursuant to the Engagement Letter are not financially material to Taylor Leibow. In the Engagement Letter, Luxell and the Offeror have agreed to indemnify Taylor Leibow in respect of certain liabilities that might arise out of its engagement and to reimburse it for its reasonable expenses. In addition, Taylor Leibow has represented that no understandings or agreements exist between Taylor Leibow and Luxell or the Offeror with respect to future financial advisory or investment banking business.

Taylor Leibow Valuation

Taylor Leibow provided the Taylor Leibow Valuation to the Special Committee and the Offeror stating that, as of November 30, 2008 and subject to the assumptions, limitations and qualifications set out therein, the fair market value of the Shares is in the range of $0.068 to $0.091 per Share and the fair market value of the Notes to be issued as consideration for the Shares was in the range of $0.031 and $0.040 per Share.

The full text of the Taylor Leibow Valuation setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Taylor Leibow Valuation is attached as Schedule "A" to this Circular. **The Offeror urges Shareholders to read the Taylor Leibow Valuation in its entirety.**

11. MATERIAL CHANGES AND OTHER INFORMATION

The Offeror is not aware of any information which indicates any material change in the affairs of Luxell since the date of the last published financial statements of Luxell, other than such information that has been publicly disclosed by Luxell or as disclosed in this Circular. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

12. SOURCE OF FUNDS

In the event that all of the outstanding Shares on a fully-diluted basis are tendered to the Offer and are taken up and paid for by the Offeror, the total consideration payable by the Offeror pursuant to the Notes to such tendering Shareholders is equal to an aggregate principal amount of approximately $13,281,021. The Notes are payable in full on the third anniversary of the Effective Date. The Offeror intends to fund the obligations under the Notes from the business of Luxell operated as a private company.

13. INFORMATION CONCERNING THE SHARES

Price Range and Trading Volume of Shares

The Shares are listed and posted for trading on the TSX under the symbol "LUX". The following table sets forth. for the period indicated, the high and low closing prices per Share and the cumulative volume of trading of the Shares on the TSX:

Period	High	Low	Volume
2009			
January 1st - 12th	0.05	0.03	13,211,300
2008			
December	0.05	0.02	5,103,300
November	0.06	0.03	464,500
October	0.08	0.03	854,000
September	0.08	0.04	3,165,500
August	0.12	0.08	307,900
July	0.13	0.10	549,600
June	0.13	0.11	2,813,700
May	0.12	0.10	580,400
April	0.12	0.09	929,800
March	0.12	0.09	190,400
February	0.12	0.09	143,500
January	0.13	0.07	741,500

The Offeror announced its intention to make the Offer for all of the Shares on December 18, 2008. The closing price of the Shares on the TSX on December 17, 2008, the last day on which the Shares traded prior to the announcement by the Offeror of its intention to make the Offer, was $0.02.

Effect of the Offer on the Market for and Listing of Shares; Public Disclosure by Luxell

The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly as well as the number of holders of Shares and, depending on the number of Shareholders depositing and the number of Shares purchased under the Offer, would likely adversely affect the liquidity and market value of the remaining Shares held by the public.

The rules and regulations of the TSX establish certain criteria, which, if not met, could lead to the de-listing of the Shares from such exchange. Among such criteria are the number of holders of Shares, the number of Shares publicly held and the aggregate market value of the Shares publicly held. If a sufficient number of Shares are purchased under the Offer, the Shares may fail to meet the criteria for continued listing on the TSX and, in that event, the Shares may be de-listed from the TSX after completion of the Offer or any Compulsory Acquisition and/or Subsequent Acquisition Transaction.

After the purchase of the Shares under the Offer, Luxell may cease to be subject to the public reporting and proxy solicitation requirements of the OBCA and the securities Laws of certain provinces of Canada. Furthermore, it may be possible for Luxell to request that it cease to be subject to the public reporting requirements of any province where a small number of holders of Shares reside. If permitted by applicable Law, subsequent to the completion of the Offer or a Compulsory Acquisition and/or Subsequent Acquisition Transaction, if there are fewer than 15 holders of Shares in any province and fewer than 51 holders of Shares in total in Canada, the Offeror may cause Luxell to cease to be a reporting issuer under the securities Laws of each such province. See Section 16 of this Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER".

14. DIVIDENDS AND DIVIDEND POLICY

Based on publicly available information, Luxell has paid no dividends to date and does not expect to pay dividends in the foreseeable future.

15. PREVIOUS DISTRIBUTIONS OF SHARES

According to the public disclosure record, Luxell has made the following distributions of Shares (excluding Shares distributed pursuant to the exercise of stock options and conversion rights) during the past five years prior to the date hereof:

Date	Description of Distribution	Price per Security	Aggregate Gross Proceeds
December 23, 2004	Rights offering of 5,427, 417 common shares.	$0.40	$2,170,000
February 6, 2006	Issue 200,000 common shares in exchange for an extension on the maturity date of shareholder loans in an amount of $600,000.00. The promissory notes had a repayment date of September 14, 2004 and Luxell exercised an option to extend the maturity date of the notes until re-financing was completed by agreeing to pay $60,000.00 in common shares.	$0.30	$60,000
October 23, 2006	Repayment of loan to a shareholder for $53,127 was exchanged for 531,280 common shares.	$0.10	$53,127
May 1, 2007	A non-brokered private placement of Class A Notes with an initial term of 6 months from the date of issue and an option to extend for a further 3 months.	N/A	$3,750,000

	Luxell issued an aggregate of 750,000 common shares with a value of $112,500 in connection with the finder's fee for the $3,750,000 in Class A Notes.		
July 18, 2007	Private placement of 10,000,000 common shares. Luxell issued 1,000,000 broker warrant's to purchase up to 1,000,000 common shares at S0.13 per share exercisable for 24 months.	$0.12	$1,200,000
August 30, 2007	Luxell issued an aggregate of 3,041,667 common shares with a value of $365,000 in connection with a 10% coupon on the Class A Notes.	$0.12	$365,000
November 28, 2007	Luxell issued an aggregate of 2,750,001 common shares with a value of $385,000 in connection with a 10% coupon on the Class A Notes.	$0.14	$385,000
December 5, 2007	Luxell issued an aggregate of 2,145,126 common shares with a value of $300,317 in connection with residual interest payable on the bridge financing.	$0.14	$300,317
May 10, 2008	Private placement of 61,911,000 units, each unit consisting of one common share and one-half share purchase warrant. Each whole warrant entitling the holder to purchase an additional common share at an exercise price of $0.25 for a period of 24 months. Luxell issued an aggregate of 2,587,755 common shares to the agents for the private placement.	$0.10	$6,191,100
June 4, 2008	Luxell issued an aggregate of 3,409,096 common shares with a value of $375,000 in connection with the final 10% coupon on Class A Notes.	$0.11	$375,000
November 17, 2008	Issuance of 2,969,937 common shares as part of conversion option re Promissory Notes issued to creditors resulting from Proposal to Creditors from 2006.	$0.40	1,187,975

16. ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER

Compulsory Acquisition

Section 206 of the CBCA permits an offeror to acquire the remaining shares not tendered to an offer for shares of a particular class of a company if, within 120 days after the date of the offer, the offer is accepted by the holders of, in the aggregate, not less than 90% of those shares to which the offer relates, other than the shares held at the date of the offer by or on behalf of the offeror, or an affiliate or associate of the Offeror (as such terms are defined in the CBCA).

If, within 120 days after the date of the Offer, the Offer has been accepted by holders who, in the aggregate, hold not less than 90% of the issued and outstanding Shares, other than the Shares held at the date of the Offer by or on behalf of the Offeror, or an affiliate or associate of the Offeror (as such terms are defined in the CBCA), and the Offeror acquires such deposited Shares under the Offer, the Offeror may acquire those Shares which remain outstanding held by those persons who did not accept the Offer ("**Offerees**") pursuant to the provisions of Section 206 of the CBCA on the same terms as the Shares acquired under the Offer (a "**Compulsory Acquisition**").

The Offeror intends to exercise its right of Compulsory Acquisition pursuant to Section 206 of the CBCA if a sufficient number of Shares are tendered to the Offer. If a Compulsory Acquisition cannot be effected, the Offeror currently intends, if sufficient Shares are tendered to the Offer, to acquire Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction, as discussed below under ''Subsequent Acquisition Transaction".

To exercise its right of Compulsory Acquisition, the Offeror must send notice (the "**Offeror's Notice**") to each Offeree of such proposed acquisition on or before the earlier of sixty (60) days from the Expiry Time and one hundred and eighty (180) days from the date of the Offer. Within twenty (20) days of giving the Offeror's Notice, the Offeror must pay or transfer to Luxell the consideration that the Offeror would have had to pay or transfer to all of the Offerees if they had elected to accept the Offer. Under the CBCA, Luxell is deemed to hold in trust for the Offerees such consideration. In accordance with section 206 of the CBCA, within twenty (20) days after receipt of the Offeror's Notice, each Offeree must send the certificates representing the Shares held by such Offeree to Luxell and must elect either to transfer such Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Shares held by such holder by so notifying the Offeror within twenty (20) days after receipt of the Offeror's Notice. An Offeree who does not within twenty (20) days after the Offeree receives the Offeror's Notice notify the Offeror that the Offeree is electing to demand payment of the fair value of the Offeree's Shares is deemed to have elected to transfer such Shares to the Offeror on the same terms that the Offeror acquired Shares from Shareholders who accepted the Offer. If an Offeree has elected to demand payment of the fair value of his, her or its Shares, the Offeror may apply, at any time prior to the 30th day following the date the Offeror's Notice was sent, to the Ontario Superior Court of Justice to fix the fair value of the Shares of such Offeree. If the Offeror fails to apply to the Ontario Superior Court of Justice within twenty (20) days after it made the payment or transferred the consideration to Luxell referred to above, the Offeree may then apply to the Ontario Superior Court of Justice within a further period of twenty (20) days to have the Ontario Superior Court of Justice fix the fair value. If there is no such application made by the Offeree within such period, the Offeree will be deemed to have elected to transfer his, her or its Shares to the Offeror on the same terms that the Offeror acquired Shares from Shareholders who accepted the Offer. Any judicial determination of the fair value of the Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is only a summary of the right of Compulsory Acquisition that may become available to the Offeror pursuant to the provisions of the CBCA. The summary is not intended to be complete. See Section 206 of the CBCA for the full text of the relevant statutory provisions. Section 188 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the CBCA should consult with their legal advisors.

Compelled Acquisition

If not less than 90% of the issued and outstanding Shares, other than the Shares held at the date of the Offer by or on behalf of the Offeror, or an affiliate or associate of the Offeror (as such terms are defined in the CBCA), are acquired by or on behalf of the Offeror and its affiliates and associates (as such terms are defined in the CBCA), any Offeree will be entitled, in certain circumstances and in accordance with Section 206.1 of the CBCA, to require Luxell to acquire such Offeree's Shares. Within thirty (30) days after not less than 90% of the issued and outstanding Shares are acquired by or on behalf of the Offeror and its affiliates and associates, Luxell must send a written notice to each Offeree (the "**Written Notice**") stating that the Offeree, within sixty (60) days after receiving the Written Notice, may require Luxell to acquire the Shares of that Offeree (a "**Compelled Acquisition**"). The Written Notice must (a) set out a price that Luxell is willing to pay for the Shares, (b) give the basis for arriving at such price, (c) state the location where any supporting material used for arriving at such price may be examined, and (d) state that if the Offeree is not satisfied with the price offered in the Written Notice, the Offeree is entitled to have the fair value of his, her or its Shares fixed by the Ontario Superior Court of Justice. Where the Offeree receives the

Written Notice and wishes Luxell to acquire his, her or its Shares, the Offeree may, within sixty (60) days after the date of the Written Notice, elect to accept the price offered by Luxell or notify Luxell that the Offeree wishes to have the fair value of his, her or its Shares fixed by the Ontario Superior Court of Justice. Where the Offeree wishes to have the fair value of his, her or its Shares fixed by the Ontario Superior Court of Justice, Luxell must make an application to such court within ninety (90) days after the date of the Written Notice, and if Luxell fails to do so, the Offeree may make the application. If Luxell fails to send the Written Notice, an Offeree may, after giving Luxell thirty (30) days notice of intention to do so, apply to the Ontario Superior Court of Justice to have the fair value of his, her or its Shares fixed. The price offered by Luxell for Shares pursuant to the Written Notice, and/or any judicial determination of the fair value of the Shares, could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only of the statutory right of Compelled Acquisition that may become available to a Shareholder. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of Section 189 of the CBCA. Section 206.1 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the CBCA should consult with their legal advisors.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Shares validly deposited to the Offer and either the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue a Compulsory Acquisition, the Offeror currently intends, depending upon the number of Shares taken up and paid for under the Offer, to cause a special meeting of Shareholders to be called to consider a proposed amalgamation, arrangement, merger, reorganization, consolidation, recapitalization or other transaction involving Luxell and/or its MI 61-101 and the Offeror or an affiliate of the Offeror which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Shares of Luxell (a "**Subsequent Acquisition Transaction**"). The timing and details of any such Subsequent Acquisition Transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer. If at least a majority of the aggregate outstanding Shares not currently owned by the Offeror and its affiliates are acquired by the Offeror pursuant to the Offer and the Offeror takes up and pays for such Shares deposited under the Offer, the Offeror should own sufficient Shares to effect such Subsequent Acquisition Transaction. The Offeror reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

If a Subsequent Acquisition Transaction were to be consummated, holders of the Shares may, under the CBCA, have the right to dissent and demand payment of the fair value of their Shares. If the applicable statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Shares. The fair value of Shares so determined could be more or less than the amount paid per Share pursuant to the Subsequent Acquisition Transaction or the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting and tendering Shares to the Offer. See "Canadian Federal Income Tax Considerations" in Section 17 of this Circular for a general discussion of the Canadian federal income tax considerations relevant to a Shareholder in the event of a Subsequent Acquisition Transaction. Shareholders should consult their tax advisors for advice with respect to the tax consequences of a Subsequent Acquisition Transaction having regard to their own particular circumstances. Further, Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction may constitute a ''business combination'' within the meaning of MI 61-101 if that Subsequent Acquisition Transaction would result in the interest of a holder of a Share (the "**affected securities**") being terminated without the consent of the Shareholder. Those methods of acquiring the remaining outstanding Shares may also be ''related party transactions'' within the meaning of MI 61-101, although MI 61-101 also provides an exemption from related party transaction requirements where the transaction is also a business combination.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefore) and provide to the holders of the affected securities a summary of that valuation.

In connection with any Subsequent Acquisition Transaction, the Offeror intends to rely upon the exemption contained in Paragraph (d) — Second Step Business Combination in Section 4.4(1) of MI 61-101 in that:

(a) the business combination in respect of Luxell will be effected by the Offeror or an affiliate of the Offeror following the formal bid constituted by the Offeror and will be in respect of the Shares that will be the subject of the bid contemplated hereby;

(b) the business combination will be completed no later than 120 days after the expiry of the Offer;

(c) the consideration per Share paid by the Offeror or an affiliate of the Offeror in the business combination:

  (i) will be at least equal in value to the consideration per Share that is being paid under the Offer; and

  (ii) will be in the same form as the consideration per Share being paid by the Offeror under the Offer;

(d) the intent of the Offeror to effect a Compulsory Acquisition or Subsequent Acquisition Transaction is disclosed in the Offer and this Circular; and

(e) the Offer and Circular disclose:

  (i) the expected tax consequences to a Shareholder of both the Offer and a Subsequent Acquisition Transaction, and

  (ii) that the tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder having Shares acquired pursuant to the Offer.

See Section 17 of this Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

Depending on the nature of the Subsequent Acquisition Transaction, the Offeror expects the provisions of the CBCA will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. MI 61-101 would in effect, also require that, unless exempted, in addition to any other required security holder approval, in order to complete a business combination, going private transaction or related party transaction, as applicable, the approval of a majority of the votes cast by "minority" holders of affected securities be obtained unless an exemption is available or discretionary relief is granted by the OSC. In relation to the Offer and any subsequent business combination or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC, as required, all holders of Shares, other than, among others, the following: (i) the Offeror (other than in respect of Shares acquired pursuant to the Offer, as described below); (ii) any "related parties" of the Offeror (as defined, for the purposes of MI 61-101), subject to certain limited exemptions; and (iii) any person or company acting jointly or in concert with the Offeror or a related party of the Offeror in respect of the transaction.

MI 61-101 also provides that the Offeror may treat Shares acquired pursuant to the Offer as "minority" Shares and vote them, or consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in such transaction is at least equal in value to and of the same form as the consideration paid under the Offer and the business combination or going private transaction is completed within 120 days after the expiry of the Offer, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror has provided such disclosure. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be of the same value and in the same form as the consideration paid under the Offer and that any Subsequent Acquisition Transaction would be completed within 120 days of the Expiry Time, and accordingly the Offeror intends to cause Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

The exact timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Luxell will necessarily depend on a variety of factors, including the number of Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Shares acquired under the Offer, delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Luxell or other currently unforeseen circumstances, such a transaction may not be so proposed, may be delayed or abandoned. The Offeror expressly reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction involving Luxell.

If the Offeror is unable or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise. Subject to applicable law, any additional purchases of Shares could be at a price greater than, equal to, or less than the price to be paid for Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Shares, or may even wind up or acquire all of the assets of Luxell or sell or otherwise dispose of any or all Shares acquired pursuant to the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Shares under the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 17 of this Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS". Shareholders should consult their tax advisors for advice with respect to the tax consequences of a Subsequent Acquisition Transaction having regard to their own particular circumstances. Further, Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. Certain judicial decisions may also be considered relevant to any business combination that may be proposed or effectuated subsequent to the expiry of the Offer.

Prior to the adoption of MI 61-101 (or its predecessors), Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions. The trend both in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority security holders. Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or a going private transaction.

17. CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of WeirFoulds LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "**Tax Act**") generally applicable to a Shareholder who sells Shares pursuant to the Offer or otherwise disposes of Shares pursuant to certain transactions described under Section 16 of the Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER" and who, for the purposes of the Tax Act and at all relevant times, deals at arm's length with, and is not affiliated with, Luxell and the Offeror and holds Shares as capital property. The Shares will generally be considered to be capital property for this purpose unless either the Shareholder holds such Shares in the course of carrying on a business. or the Shareholder has held or acquired such Shares in a transaction or transactions considered to be an adventure in the nature of trade.

The summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**"). The summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted in the form currently proposed, if at all.

The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from the Canadian federal income tax legislation or considerations described below.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular holder of Shares to whom the Offer is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Shareholders Resident in Canada

This part of the summary is applicable only to Shareholders who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, are resident or are deemed to be resident in Canada (a "**Resident Shareholder**"). Certain Resident Shareholders whose Shares might not otherwise be considered to be capital property may be entitled to have their Shares and all other "Canadian securities" as defined in the Tax Act deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Tax Act. This summary does not apply to Shareholders an interest in which is a "tax shelter investment" as defined in the Tax Act, to Shareholders which are "financial institutions" within the meaning of section 142.2 of the Tax Act or "specified financial institutions" as defined in the Tax Act or to Shareholders subject to subsection 261(4) of the Tax Act and such Shareholders are advised to consult with their own tax advisors.

Disposition of Shares Pursuant to the Offer

A Resident Shareholder whose Shares are taken up and paid for under the Offer will be considered to have disposed of such Shares for purposes of the Tax Act. Generally, the Shareholder will realize a capital gain (or a capital loss) in respect of the Shares so disposed of to the extent that the proceeds of disposition received by the Shareholder for such Shares exceed (or are exceeded by) the total of the adjusted cost base to the Resident Shareholder of such Shares and any reasonable costs of disposition.

Capital Gains and Capital Losses

Generally, a Resident Shareholder will be required to include one-half (½) of the amount of any capital gain (a "**taxable capital gain**") in income. and will generally be required to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act.

In general, a capital loss otherwise arising on the disposition of Shares by a Resident Shareholder which is a corporation may to the extent and under circumstances specified in the Tax Act be reduced by the amount of dividends received or deemed to have been received on such Shares (or on certain other shares where the Shares have been acquired in exchange for such shares). Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Resident Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year. which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by an individual or a trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Compulsory Acquisition of Shares

As described under Section 16 of this Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER-Compulsory Acquisition", Shares may be acquired. in certain circumstances, pursuant to the compulsory acquisition provisions of the CBCA. The tax consequences to Resident Shareholders of a disposition of Shares in such circumstances generally will be as described above, but Resident Shareholders whose Shares may be so acquired should consult their own tax advisors in this regard.

Subsequent Acquisition Transaction

If the compulsory acquisition provisions of the CBCA are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed. The tax treatment of a Subsequent Acquisition Transaction described in Section 16 of this Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER-Subsequent Acquisition Transaction" to a Resident Shareholder may be substantially the same or materially different than would apply if Shares are sold to the Offeror under the Offer and will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Qualified Investments

If the Shares cease to be listed on a designated stock exchange as defined in the Tax Act, the Shares may in certain circumstances no longer be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan ("**RRSP**"), registered retirement income fund ("**RRIF**"), deferred profit sharing plan ("**DPSP**"), registered education savings plan ("**RESP**") or registered disability savings plan ("**RDSP**"). Shareholders that are trusts governed by an RRSP, RRIF, DPSP, RESP or RDSP should consult with their tax advisors with respect to the tax consequences to them (and to the annuitants, beneficiaries or subscribers thereunder) of holding Shares if such shares are not qualified investments and of disposing of their Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Shareholders Not Resident in Canada

This part of the summary is applicable only to Shareholders who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, are not resident or deemed to be resident in Canada, do not carry on business in Canada, and do not use or hold, and are not deemed to use or hold, their Shares in, or in the course of, carrying on a business or part of a business in Canada (a "**Non-Resident Shareholder**"). Special rules, which are not discussed in this summary, may apply to a non-resident of Canada that is an insurer carrying on business in Canada and elsewhere.

Disposition of Shares Pursuant to the Offer

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of the Shares pursuant to the Offer unless the shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Shareholder and any such capital gain is not exempt from Canadian tax by virtue of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Shareholder is resident.

Generally, as long as the Shares are then listed on a "designated stock exchange" (as defined in the Tax Act and which currently includes the TSX), the Shares will not constitute "taxable Canadian property" to a Non-Resident Shareholder at a particular time unless, at any time during the 60-month period immediately preceding the particular time, not less than 25% of the issued shares of any class or series of a class of the capital stock of Luxell were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length or any combination thereof. A Non-Resident Shareholder's Shares may be deemed to be "taxable Canadian property" in certain circumstances set out in the Tax Act. As long as the Shares are listed on the TSX or another "recognized stock exchange" (as defined in the Tax Act), a Non-Resident Shareholder who disposes of Shares that are "taxable Canadian property" will not be required to fulfill the requirements of section 116 of the Tax Act.

In the event that the Shares constitute "taxable Canadian property" to a particular Non-Resident Shareholder and a capital gain realized on the disposition of such Shares pursuant to the Offer is not exempt from tax under the Tax Act by virtue of the terms of an income tax treaty or a convention between Canada and the country in which the Non-Resident Shareholder is resident, such Non-Resident Shareholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under "Shareholders Resident in Canada-Disposition of Shares pursuant to the Offer" and the tax consequences described above under "Shareholders Resident in Canada-Capital Gains and Capital Losses" will generally apply. Non-Resident Shareholders whose Shares are "taxable Canadian property" should consult their own tax advisors for advice having regard to their particular circumstances.

Compulsory Acquisition of Shares

As discussed in Section 16 of this Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER-Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to the compulsory acquisition provisions of the CBCA. The tax consequences to a Non-Resident Shareholder of a disposition of Shares in such circumstances generally will be as described above under "Shareholders Not Resident in Canada-Disposition of Shares Pursuant to the Offer". Non-Resident Shareholders whose Shares are being compulsorily acquired should consult their own tax advisors with respect to their particular circumstances.

Subsequent Acquisition Transaction

If the compulsory acquisition provisions of the CBCA are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed. The tax treatment of a Subsequent Acquisition Transaction described above under Section 16 of this Circular, "ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER-Subsequent Acquisition Transaction", to a Non-Resident Shareholder may be substantially the same or materially different than would apply if Shares are sold to the Offeror under the Offer and will depend upon the exact manner in which a Subsequent Acquisition Transaction is carried out and whether the Shares are listed on a "recognized stock exchange" and a "designated stock exchange" as defined in the Tax Act at the relevant time. To the extent that a Subsequent Acquisition Transaction is proposed, Non-Resident Shareholders should consult their own tax advisors to determine the tax consequences to them of the transaction.

18. STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

19. DEPOSITARY

Equity Transfer & Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing Shares and accompanying Letters of Transmittal at the office specified in the Letter of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and disbursing payment for Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws.

Shareholders will not be obligated to pay any fee or commission if they accept the Offer by transmitting their Shares directly to the Depositary.

20. EXPENSES OF THE OFFER

Lux Acquisition Corporation estimates that expenses in the aggregate amount of approximately $150,000 will be incurred by Lux Acquisition Corporation and/or one or more of its affiliates (other than Luxell or any of its subsidiaries) in connection with the Offer, including legal, financial advising, accounting, filing and printing costs, the cost of preparation and mailing the Offer and fees in respect of preparing the Taylor Leibow Valuation.

21. BENEFITS OF THE OFFER

Except as set out herein, to the knowledge of the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to (a) any director, senior officer or other insider of Luxell or any associate or affiliate of any such director, senior officer or other insider, (b) any associate or affiliate of Luxell, (c) any insider of the Offeror, or (d) any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Shareholders generally.

22. REQUIREMENTS OF AN INSIDER BID

The Offer is an "insider bid" within the meaning of certain Canadian provincial securities legislation and the Rules by virtue of the Offeror, together with its affiliates owning securities of Luxell carrying more than 10% of the voting rights attached to all outstanding voting securities of Luxell. The applicable securities legislation and regulatory policies require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator, filed with the applicable securities regulators and summarized in the insider-offeror's take-over bid circular. See Section 10 of this Circular, "TAYLOR LEIBOW VALUATION". Applicable securities legislation and regulatory policies also require that every "prior valuation" (as defined in the Rules) of Luxell, its material assets or its securities made in the 24 months preceding the date of the Offer, that is known to the Offeror or its directors and senior officers, be disclosed in this Circular. No such prior valuations made in the 24 months preceding the date of the Offer is known, after reasonable inquiry, to the Offeror or its directors and officers.

23. LEGAL MATTERS

Legal matters on behalf of the Offeror will be passed upon by, and the opinion contained under "Canadian Federal Income Tax Considerations" has been provided by WeirFoulds LLP, counsel to the Offeror.

CONSENT OF WEIRFOULDS LLP

To: The Boards of Directors of Luxell Technologies Inc. and the Offeror

We hereby consent to the reference to our opinion contained under Section 17, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" in the Circular accompanying the Offer dated January 15, 2009 by the Offeror to the holders of Shares of Luxell Technologies Inc.

Toronto, Ontario
January 15, 2009

(Signed) WEIRFOULDS LLP

CONSENT OF TAYLOR LEIBOW LLP

To: The Boards of Directors of Luxell Technologies Inc. and the Offeror

We refer to the formal valuation dated December 24, 2008, which we prepared for the Special Committee of the Board of Directors of Luxell Technologies Inc. in connection with the Offer made by the Offeror to the holders of Shares, other than the Offeror and its affiliates. We consent to the filing of the formal valuation with the applicable Canadian securities regulatory authorities and the inclusion of the formal valuation in this Circular. In providing such consent, we do not intend that any person other than the Special Committee and the Board of Directors of Luxell Technologies Inc. rely upon such formal valuation.

Hamilton, Ontario
January 15, 2009

(Signed) **TAYLOR LEIBOW LLP**

APPROVAL AND CERTIFICATE OF THE OFFEROR

DATED: January 15, 2009

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the holders of Shares of Luxell Technologies Inc. has been authorized by the board of directors of Lux Acquisition Corporation. The foregoing contains no untrue statement of a material fact and docs not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing docs not contain any misrepresentation likely to affect the value or the market price of the shares which are the subject of the Offer.

LUX ACQUISITION CORPORATION

(Signed) Jean Louis Larmor
President, Chief Executive Officer and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF LUX ACQUISITION CORPORATION

(Signed) Jean Louis Larmor
Director

SCHEDULE "A"

ESTIMATE VALUATION REPORT
LUXELL TECHNOLOGIES INC.
AS AT NOVEMBER 30, 2008

TAYLOR LEIBOW LLP
ACCOUNTANTS AND ADVISORS

A MEMBER OF DFK INTERNATIONAL

HAMILTON OFFICE
EFFORT SQUARE
7TH FLOOR
105 MAIN STREET EAST
HAMILTON, ONTARIO
L8N 1G6
TEL.: (905) 523-0000
FAX: (905) 523-4681

BURLINGTON OFFICE
THE TAYLOR LEIBOW BUILDING
FIRST FLOOR
3410 SOUTH SERVICE RD.
BURLINGTON, ONTARIO
L7N 3T2
TEL.: (905) 637-9959
FAX: (905) 637-3195

WEBSITE: WWW.TAYLORLEIBOW.COM

EXECUTIVE SUMMARY – VALUATION OF LUXELL TECHNOLOGIES INC.

In this Executive Summary, we outline the conclusions and main assumptions contained in our Estimate Valuation Report (the "TL Report"). The summary below outlines our conclusions as to the Fair Market Value of the issued and outstanding common shares (the "Shares") of Luxell Technologies Inc. at November 30, 2008 and the Notes to be issued in exchange for the Shares.

We used the discounted cash-flow method to value the Shares. We applied discount rates of between 30.90% and 40.70% to the future cash flows for the years 2009 to 2011, and discount rates of between 27.90% and 37.70% to subsequent years. We arrived at an Enterprise Value of between $12,648,000 and $9,541,000. We deducted Debt of $376,000 to arrive at our conclusion as to the Fair Market Value of the Shares of between **$12,272,000** and **$9,165,000** as noted below. Based on 135,378,456 Shares, the per share value is between **$0.091** and **$0.068**.

	August 31, 2009 $	August 31, 2010 $	August 31, 2011 $	2012 and beyond $
Forecasted after-tax cash flows	(243,187)	3,370,779	5,130,270	4,041,285
Discount factor (high)	0.9016	0.7081	0.5373	1.7312
Discount factor (low)	0.8798	0.6526	0.4638	1.1005
Present value of forecasted after-tax cash flows (high)	(219,266)	2,386,910	2,756,326	6,996,138
Present value of forecasted after-tax cash flows (low)	(213,959)	2,199,696	2,379,460	4,447,437
SUM OF THE ABOVE (high, low)	11,920,000	8,813,000		
ADD: PRESENT VALUE OF TAX SHIELD	728,000	728,000		
ENTERPRISE VALUE (high, low)	12,648,000	9,541,000		
LESS: DEBT	(376,000)	(376,000)		
FAIR MARKET VALUE OF THE SHARES (high, low)	**12,272,000**	**9,165,000**		
FAIR MARKET VALUE PER SHARE (high, low)	**$ 0.091**	**$ 0.068**		

With respect to the Notes, we discounted the expected future repayment of the Notes and concluded that, subject to the restrictions and other comments noted above, the Fair Market Value of one Note is between **$0.031** and **$0.040**.

NOTE: This Executive Summary forms part of, and must be read in conjunction with, the TL Report, including all restrictions, disclaimers, scope of review items, assumptions and all other considerations.

LUXELL TECHNOLOGIES INC.

TABLE OF CONTENTS

LUXELL TECHNOLOGIES INC.

TABLE OF CONTENTS

TAYLOR LEIBOW LLP
ACCOUNTANTS AND ADVISORS

A MEMBER OF DFK INTERNATIONAL

HAMILTON OFFICE
EFFORT SQUARE
7TH FLOOR
105 MAIN STREET EAST
HAMILTON, ONTARIO
L8N 1G6

TEL.: (905) 523-0000
FAX: (905) 523-4681

BURLINGTON OFFICE
THE TAYLOR LEIBOW BUILDING
FIRST FLOOR
3410 SOUTH SERVICE RD.
BURLINGTON, ONTARIO
L7N 3T2

TEL.: (905) 637-9959
FAX: (905) 637-3195

WEBSITE: WWW.TAYLORLEIBOW.COM

Hamilton, December 24, 2008

The Special Independent Committee of the Board of Directors (the "Special Committee")
Luxell Technologies Inc.
2145 Meadowpine Blvd.
Mississauga, ON
L5N 6R8

Dear Special Committee Members:

**RE: ESTIMATE VALUATION REPORT
LUXELL TECHNOLOGIES INC.
AS AT NOVEMBER 30, 2008**

1 INTRODUCTION

1.1 Business Interest Being Valued and Purpose of the Valuation

You have asked us (Taylor Leibow LLP Chartered Accountants, referred to hereafter as "TL", "we" or "us"), as independent and objective experts in the valuation and pricing of privately-held business interests, to provide you with this Estimate Valuation Report. In this Report, we state and explain our conclusion as to the Fair Market Value of the issued and outstanding common shares (the "Shares") of Luxell Technologies Inc. ("Luxell") as at November 30, 2008 (the "valuation date") and the Fair Market Value of one Note (see Section 1.2 for definition) as at November 30, 2008.

You have requested this Report in connection with in connection with the requirement of Multilateral Instrument 61-101 of the Ontario Securities Commission related to the insider bid discussed in Section 1.2 below. Based on the information provided to us, Luxell's Shares were comprised of 135,378,456 Shares (including "Shares to be Issued" from the financial statements) with a stated value of $55,261,432 at the valuation date.

1.2 The Transaction

At the valuation date, Lux Acquisition Corporation intended to provide notice to Luxell of its intention to offer to purchase all of the Shares at an indicated price of $0.10 per Share. The offer was made on December 18, 2008. In the offer, the implied price of $0.10 per Share would be paid by way of non-interest bearing, unsecured promissory notes (the "Notes") which would be repaid in full (subject to certain events) on the third anniversary of the effective date of the Transaction.

Lux Acquisition Corporation was incorporated on December 5, 2008 for the purpose of effecting the Transaction. Lux Acquisition Corporation is wholly owned by Mr. Jean Louis Larmor, who is the sole director and officer, and President and CEO, of Luxell.

1.3 Standards and Independence

This Report has been prepared in conformity with the practice standards of the Canadian Institute of Chartered Business Valuators. Our compensation for this Report is not contingent on any event or action resulting from the use of this Report. Further, no individual involved in the preparation of this Report has any financial interest in Luxell or in the outcome of this valuation and/or any resulting transactions.

To the best of our knowledge, we have no business relationship with any of Luxell's significant shareholders or the other parties to the Transaction, except as noted above. There are no understandings or agreements, formal or informal, between TL and Luxell or its shareholders or any other parties to the Transaction to conduct any future business dealings.

None of the principles of TL own, or have owned in the past, directly or indirectly, shares, options or any other investments in Luxell or any other parties to the Transaction. TL and its principles do not have any financial interest whatsoever in the outcome of the Transaction or the future of Luxell. TL confirms that, in our professional judgment, we prepared this Report free of any conflict of interest that would impair the quality, reliability or integrity of our conclusions.

1.4 Fair Market Value

For the purpose of this Report, the term Fair Market Value is defined as:

- "the highest price, expressed in terms of cash or cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arms length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts."

1.5 Taylor Leibow LLP Chartered Accountants

TL is an independent accounting and business-advisory firm specializing in business valuation, litigation support, economic damage assessments, insolvency, assurance services and taxation consulting. Its principles have provided business valuation opinions and related advice to numerous companies throughout Canada, including several companies in the technology research and applications field. It operates primarily from its head office in Hamilton, Ontario. TL was founded in 1947 by Mr. Samuel Taylor and Mr. Maxwell (Kevey) Leibow. It has grown to employ over 70 professionals and has become the largest independent accounting firm in the Hamilton/Burlington area.

Mr. Michael R. Carnegie, BComm, CA•CBV and Mr. Brad Borkwood, BAcc, CA•CBV were the individuals primarily involved in the preparation of this report.

Mr. Carnegie graduated from McMaster University in 1988 with an Honours Bachelor of Commerce degree. He received his Chartered Accountant designation in 1991. Mr. Carnegie became a member of the Canadian Institute of Chartered Business Valuators in 1997. Mr. Carnegie became a partner of TL on January 1, 1998 and has had primary responsibility for the Business Valuations department since that time. Mr. Carnegie has been a distinguished speaker at numerous conferences and seminars and has written several articles that have been published in various publications.

In additional to his duties at TL, Mr. Carnegie was appointed to the position of AIC Industry Professor in Strategic Business Valuations at the Michael G. DeGroote School of Business on January 1, 2008.

Mr. Borkwood graduated from Brock University in 2000 with a Bachelor of Accounting degree. He received his Chartered Accountant designation in 2002. Mr. Borkwood became the Manager of the Business Valuations department in 2003 and became a member of the Canadian Institute of Chartered Business Valuators in 2005. Mr. Borkwood has worked solely in the Business Valuation department at TL since 2002, has completed numerous business valuation assignments and has attended numerous professional development courses.

1.6 Engagement Timing and Financial Terms

TL was contacted with respect to this specific engagement by Mr. John MacDonald of John MacDonald & Associates (one of Luxell's professional advisors) on behalf of the Special Committee. TL was formally engaged by the Special Committee pursuant to an engagement letter issued on December 11, 2008, and signed by Mr. Pierre Jeanniot (on behalf of the Special Committee) on December 12, 2008. The engagement letter also addressed a separate Estimate Valuation Report related to the value of the Notes. At this time, TL began performing the work that eventually resulted in the issuance of the Estimate Valuation Report in Draft form on December 23, 2008 and in its final form on December 24, 2008. The agreed-upon fee for our preparation of the two Estimate Valuation Reports was $20,000 plus GST. After the issuance of our engagement letter, which contemplated two separate reports, we opted to prepare one combined report to set out the value of the Notes and Shares, and received approval to do so.

1.7 Prior Valuations

We understand that no formal valuations were prepared by independent valuators other than TL with respect to the assets of Luxell prior to this report and that no formal valuations were prepared with respect to the Notes. Although no formal valuation reports were issued with respect to the Shares or the Notes, TL has previously issued three reports which involved certain of Luxell's assets. The first report was a Fairness Opinion effective August 31, 2005 which set out our independent opinion of the fairness, from a financial point of view, of the proposed corporate reorganization of Luxell, the Lux Initial Limited Partnership and the Lux Operating Limited Partnership. The second report was a Limited Scope Fairness Opinion effective June 15, 2007, which set out our independent opinion of the fairness, again from a financial point of view, of the proposed exchange between Luxell and the Lux Investor Limited Partnership of notes for the partnership units of Lux Operating Limited Partnership. The third and final report issued by TL was an update to the second report, effective November 23, 2007.

None of the previously issued reports impact this report or any conclusions expressed herein. Other than the previously issued reports addressed above, TL has not previously provided assurance or any other consultative services to Luxell, Lux Acquisition Corporation or any of the aforementioned limited partnerships, or any other related companies. From time to time, TL receives referrals for business-valuation or litigation-support work from Mr. John MacDonald (a shareholder of Luxell). TL has never been engaged directly by Mr. MacDonald with respect to any of these engagements. An employee of TL was previously seconded to John MacDonald & Associates. This employee worked independently under instructions from John MacDonald & Associates and did not take instructions from TL.

1.8 Other Value Considerations

It should be noted that our Fair Market Value conclusion represents the *intrinsic* or *stand-alone* value of the Shares at the valuation date, which refers to the notional value of the Shares given economic and business conditions existing at the valuation date, without consideration of possible synergistic benefits (or economies of scale) that might be available in different degrees to different arm's-length purchasers (see comments in Section 3 – "The Market for the Shares").

For the purposes of this Report, we consider one theoretical purchaser of the Shares from the pool of potential purchasers, which we refer to hereafter as the Purchaser.

It should also be noted that our Fair Market Value conclusion is valid only at the valuation date and does not apply at any other time. Changes in the economy and/or the outlook for an industry can have a pervasive impact on values, particularly multipliers and other ratios. Also, because Luxell's financial position changes over time, value will change even if all other factors remain constant.

Note that we have not separately valued warrants or other options nor have we increased the amount of Shares to account for any option or warrant exercise. Our understanding of the Transaction is such that these equity instruments would need to be exercised in order to participate in the Transaction, and given that all exercise prices exceed $0.10 per share, we assumed that no prudent party would exercise any options or warrants.

For other relevant definitions, see Section 12.

2 OVERVIEW AND VALUATION SUMMARY

We considered various valuation techniques and methodologies. After completing the necessary research, investigations and analysis, we concluded that a Discounted Future-Returns Approach, specifically the Discounted Cash Flow Method, was the most appropriate method to use.

We reviewed Luxell's historical financial statements and forecasted financial statements for the years 2009 through 2011. We had discussions with management regarding the overall plausibility of the projected results and adjusted the forecasted income statements to arrive at forecasted cash flows.

Based on our assessment of the Purchaser's expected debt-to-equity ratio on the acquisition, their cost of Debt and Equity and the corresponding weighted average cost of capital, we applied discount rates of between 31.80% and 40.70% to the projected cash flows for the remainder of fiscal 2009 through to the end of fiscal 2011. Thereafter, we applied discount rates of between 28.80% and 37.70% to cash flows projected in fiscal 2012 and beyond. Based on these discount rates, we arrived at a total present value of future after-tax cash flows of between $11,920,000 and $8,813,000. We added the present value of the future tax shield of $728,000 to arrive at a total Enterprise Value of between $12,648,000 and $9,541,000.

We deducted Luxell's Debt in the amount of $376,000 to arrive at our conclusion as to the value of the Shares. Through this methodology, based on the information and documents reviewed, the explanations provided to us and, subject to the restrictions and assumptions noted herein, our conclusion as to the Fair Market Value of the Shares is between **$9,165,000** and **$12,272,000**. Based on 135,378,456 Shares, the per share value is therefore between **$0.068** and **$0.091**.

With respect to the Notes, we discounted the expected future repayment of the Notes and concluded that, subject to the restrictions and other comments noted above, the Fair Market Value of one Note is between **$0.031** and **$0.040**.

3 THE MARKET FOR THE SHARES

3.1 The Open Market

There are as many *prices* for a business interest as there are purchasers. Each purchaser for a particular business interest, whether it is an investment in shares or assets, may be willing to pay a different price for the business interest because of his or her expected use of the business interest. In an open-market transaction, a purchaser will review a potential acquisition in relation to what *synergies* may be available (for example, reduced competition, cost savings, or an assured source of supply or sales). Each potential purchaser may be able to enjoy these synergies in differing degrees and therefore may be willing to pay a different price than every other potential purchaser.

3.2 Value in the Notional Market

In what is referred to as the "Notional Market" (applicable for situations in which no specific third-party purchaser has been clearly identified) business valuators base their opinion of the Fair Market Value of a business interest on the earnings, cash flows, the tangible net worth of the business, and/or information regarding comparable market transactions, if available. The Notional Market forms the basis for all Valuation Reports prepared by business valuators.

3.3 Price vs. Value

In situations where no specific third-party purchaser has been clearly identified, it is difficult to comment with precision as to the price that would be paid in an open-market transaction. It is speculative as to whether or not synergistic purchasers exist and whether such purchasers, *if they exist*, could be negotiated into a position to pay a premium for the synergies. Further, potential purchasers are generally in a far better position than the vendor to quantify the value of potential synergies. Because of the uncertainty regarding potential synergies and the potential differences between our risk and earnings assessments and those of a potential purchaser, the attainable price for a business interest can only be determined through an arm's-length negotiation.

3.4 Conclusion

Because purchasers have a greater ability to identify and quantify the potential synergies that would result from an acquisition of a business interest than would the vendors, and because under the terms of this engagement we did not expose the Shares for sale in the open market on or about the valuation date, it was not possible for us to attach any specific or finite value to the possible synergistic benefits. It follows that our conclusion does not include the recognition of a "special purchaser" premium. A "special purchaser" is defined as a purchaser who is willing to, or believes that they can, pay a higher price for a business interest than any other purchaser.

4 SCOPE OF REVIEW

To prepare this Report, we reviewed and/or relied upon, among other things, the following documents and information provided to us:

4.1 Financial and Corporate Documents

We have not audited or otherwise independently verified the accuracy or completeness of this information.

- Luxell's audited financial statements for the three years ended August 31, 2008, along with the Auditors' Reports issued by McGovern, Hurley, Cunningham, LLP Chartered Accountants (2008) and Mintz & Partners LLP Chartered Accountants (2007, 2006);
- Unaudited financial statements for the three months ended November 30, 2008;
- Management-prepared forecasted balance sheets and income statements for the three years ended August 31, 2011;
- Draft Offer Notice from Lux Acquisition Corporation, explaining the details regarding the offer to purchase the Shares, dated December 16, 2008;
- Forecasted revenue analysis including the names and other information about all projects that have been or will be bid upon, potential revenues and probabilities of success on each bid;
- Information about Luxell's success rates on bids for the 2007 and 2008 fiscal years;
- Luxell's Federal and Ontario corporate income tax returns for its 2007 fiscal year;
- Management-prepared schedule of estimated value of equipment;
- Information about top customers and suppliers for the 2007 and 2008 fiscal years;

- A listing of all common shareholders and number of shares owned by each at November 24, 2008; and
- Information about the remaining costs to complete the Black Layer™ technology.

4.2 Financial, Economic and Industry Information

Financial, economic and industry information was obtained from the following sources:

- Luxell's website;
- Bank of Canada website;
- TSX Review for November 2008;
- Betas for various competitors of Luxell from www.aol.com, finance section;
- Stocks, Bonds, Bills and Inflation – Valuation Edition, 2007 Yearbook (the "SBBI Yearbook") issued by Morningstar Inc.; and
- Canadian Risk Premia Over Time Report 2007 (the "Morningstar Report") issued by Morningstar Inc.

4.3 Interviews, Discussions, and Other Information

We discussed Luxell's operating results, financial position, prospects, and the outlook for both Luxell and its industry as at the valuation date with Mr. Philip Gibbs (Chief Financial Officer) and Mr. Gerry Hartley (Vice-President of Marketing).

Further, we circulated a draft copy of this Report prior to its issuance in final. We asked Mr. Gibbs, Mr. Hartley, and the members of the Special Committee to provide us with their comments along with any additional information they felt was relevant for our consideration. After consideration of any and all such comments and information, and our receipt of signed letters of representation, we issued this Report in its final form.

5 RELEVANT COMPANY INFORMATION

5.1 Luxell – Corporate Status and Brief History

Luxell is a publicly-traded corporation that trades on the Toronto Stock Exchange under the symbol "LUX" and had over 130 million outstanding Shares at the valuation date. Luxell was established in 1994 and went public in 1996. Luxell operates from a 49,000 square foot facility in Mississauga, Ontario, and currently uses 25,000 square feet and sublets the balance. We understand that management expects that from the current facility, Luxell has capacity for up to $25-$30 million of revenues.

In recent years, Luxell had undergone reorganizations involving Limited Partnerships, which were the subject of our prior reports. At the valuation date, all of the Limited Partnerships have been dissolved and Luxell is the operating company and holder of all assets and liabilities.

The following is an excerpt from Note 1 of Luxell's 2008 financial statements, indicating that Luxell has successfully satisfied all obligations under a bankruptcy proceeding:

> *"On August 26, 2006, Luxell filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada). On October 18, 2006, the creditors voted in favour of an Amended Proposal, which was subsequently approved by the Superior Court of Justice o November 7, 2006. Luxell received its Certificate of Full Performance on January 9, 2008, signifying that all its obligations to the Trustee had been met and that only the formality of court approval of the Trustee's report remained."*

5.2 The Business

The Business previously focused on the research and development of optical improvement technologies known as the Black Layer™ Technology. Application of this technology was in Flat Panel Display ("FPD") devices. As a result of several barriers encountered by Organic Light Emitting Diode ("OLED") manufacturers (the most likely customers of the Black Layer™ Technology), management does not expect that the products produced by these potential customers to be significantly commercialized for several more years. Management therefore does not expect to achieve any significant revenues from Black Layer™ Technology and, accordingly, have not included any revenues or profits from Black Layer™ in the projections used to form our conclusions herein. That being said, if market conditions change such that Black Layer™ is feasible commercially, Luxell expects that a strategic partnership could be developed and the technology could be ready to be exploited within two years for a cost of approximately $1,000,000.

During the development phase of the Black Layer™ Technology, Luxell acquired extensive knowledge and understanding of FPD products in general, and of FPD products used in hostile environmental conditions. Luxell decided to employ its knowledge to design and produce Liquid Crystal Display ("LCD") Ruggedized Flat Panel Displays. Providing products for Ruggedized FPDs is now Luxell's core business and sole focus.

Ruggedized FPDs are mainly aimed at the military market, particularly the aviation and ground vehicles and systems sectors. Luxell has developed a reputation for the design and high-quality manufacture of these products. Ruggedized FPDs are designed and built to operate effectively in severe air, land and sea environmental conditions.

The LCD technology is now maturing into a stable and reliable product line. Improved features include higher contrast, better images, lower costs, lower power consumption, longer life, less mass and a thinner display. As a result, the demand for LCD Ruggedized FPDs is increasing.

5.3 Applications of Luxell's Technology

Applications of Luxell's technology, for the purposes of this report, have been separated into two core product groups. The classes have been set out based on application and future market. The ATI product group (or square FPD) is mainly used in refurbishing and replacing of older CRT (a technology similar to but pre-dating the LCD technology) units in existing aircraft. The rectangular FPD is mainly used in newer airplanes and refurbishing of older CRT units, as well as in land and sea-based vehicles and/or systems.

Specific avionic and defense applications for both the square and rectangular FPDs include tactical displays, radar warning devices, navigational displays, maintenance, mission and instrumentation systems, and displays for global positioning systems.

Both the square and rectangular FPDs can be either customized or semi-customized according to the customers' specifications.

5.3.1 Examples of the Technology Applications

Avionics – Square:

The avionics application focuses on the ATI product group, as well as products with 10.4" FPD screens. An example of this application is shown in the picture below. These products are sunlight-legible, lightweight, small, has low power consumption, and has an LED backlight.



Avionics – Rectangular:

An example of this application is shown in the picture below. These products are sunlight-legible, lightweight, small, have low power consumption and an LED backlight for small LCD displays and have the capability to adapt to larger displays.



Land Army:

The land army application focuses on products with FPD screens which are 10.4" and larger. An example of this application is shown in the picture below. These products are sunlight-legible, lightweight, small and have low power consumption. They are ruggedized for rough and severe handling and feature multiple applications for vehicles and land based systems.



Navy:

An example of this application is shown in the picture below. These products are shock/vibration resistant, include brightness controls for dark-to-daylight conditions, are capable of handling large variations in voltage, and offer a touch-screen option.



5.4 The Military Industry – Core Customer Base

Luxell's main focus for sale of its ruggedized FPDs is in the military market. The military market can be divided into three main categories, consisting of:

- Aviation display
- Ground vehicles and systems display
- Shipboard display

Luxell's main focus is on aviation display, with some presence in ground vehicles. Luxell plans to pursue the shipboard display segment in the near future, possibly by way of a strategic alliance.

Military spending has been high for the several years leading up to the valuation date due to various international conflicts including the international war on terrorism. Military spending is somewhat unpredictable, due to the fact that wars are generally not projected in advance, and therefore spikes in demand can occur. Changes in government leaders and parties and the corresponding changes in philosophies and attitudes towards military spending also greatly impact military spending over time. For example, the US people elected a democratic President who will take office in early 2009 and has indicated that he will end the war in Iraq. Accordingly, many people expect military spending to decrease. That being said, there is also a minimum level of demand that can be expected in a 'normal' period.

We understand that the projected financial results take the industry demand into consideration. Note that Luxell does not sell directly to any specific military, rather, it supplies manufacturers of devices that are sold to armed forces. Luxell's expected customers are well-dispersed geographically, which may decrease the risk associated with decreased military spending in any one or group of countries.

5.5 Financial Position

Schedule 6 illustrates Luxell's balance sheets as at August 31, 2007 and 2008 and November 30, 2008. Luxell's financial position as at the valuation date is summarized as follows:

ASSETS	**$**
CURRENT	
Cash	151,989
Accounts receivable	495,635
Inventory	1,080,207
Prepaids and other assets	55,321
	1,783,152
PATENTS AND LICENCES	23,190
PROPERTY AND EQUIPMENT	270,832
	2,077,174
LIABILITIES	
CURRENT	
Accounts payable and accrued liabilities	2,158,877
Deferred revenue	194,608
Leasehold reconstruction obligation	113,088
Government loans	263,364
	2,729,937
SHAREHOLDERS' DEFICIENCY	**(652,763)**

We were not provided with a breakdown of Luxell's inventory at the valuation date, but inventory is typically highly concentrated in raw materials, with smaller amounts of work in progress and finished goods.

Patents and licence consist of a licence with the National Research Council of Canada related to the Black Layer™ technology, which expires in June 2009 and certain patents owned by Luxell.

We were not provided with details of the components of Luxell's property and equipment at the valuation date. However, Luxell's property and equipment consisted of the below assets at August 31, 2008. Luxell did not have significant additions or amortization between August 31, 2008 and the valuation date.

	Cost $	Accumulated Amortization $	Net $
Computers (hardware and software)	779,232	779,232	-
Furniture and fixtures	260,109	260,109	-
Production and quality assurance	1,136,604	838,005	298,599
Research and development equipment	1,961,654	1,961,654	-
Leasehold improvements	1,736,942	1,736,942	-
	5,874,541	5,575,942	298,599

Leasehold reconstruction obligation represents the expected cost to restore its facilities in accordance with its lease agreement.

Government loans include a loan from Technologies Partnerships Canada, which was obtained through a program where 30% of the cost of development of flat panel display technologies was provided and deemed to be a loan, repayable at 3.5% of gross annual revenues generated from 2008 through 2014. The loan was reduced to $957,533 in accordance with the creditor proposal. The amounts are due in equal monthly installments for the 24 months from September 2008 to August 2010.

Shareholders' deficiency includes the accumulated deficit, the Shares, shares to be issued, contributed surplus and warrants. The warrants are exercisable at prices, which range in weighted average exercise prices from $0.10 to $0.22.

5.6 Operating Results

Schedule 7 and Schedule 9 outline Luxell's actual results of operations for the two years ended August 31, 2008 and for the three months ended November 30, 2008, and for the forecasted years ending August 31, 2009 through 2011. Note that this chart is based on the initial forecasts provided to us, which management later lowered due to economic conditions at the valuation date. The fluctuations in historical and projected revenues, revenues less materials and labour and pre-tax income are illustrated in the following graph:


$16,000,000
$12,000,000
$8,000,000
$4,000,000
$0
($4,000,000)
($8,000,000)
August 31, 2007
August 31, 2008
August 31, 2009
August 31, 2010
August 31, 2011
Revenues
Revenues less materials and labour
Pre-tax income

6 VALUATION METHODOLOGY

6.1 General

The value of a business interest, or any financial investment for that matter, is based on the expected cash that the investment will generate in the future. An investor will consider the value of an investment to be either the present value of the future cash flow stream that will be generated or the expected cash that can be derived from the sale of the investment. When assessing the present value of future cash flows, an investor will select a required rate of return on his or her investment.

There is no standard mathematical formula used to value business interests. The particular approach used and the factors to consider vary in each case. In the valuation of a privately owned or closely held business, there are three types of approaches that may be adopted: (i) discounted future-returns approaches, (ii) net-asset approaches, or (iii) the comparable-transactions approach.

6.2 Discounted Future-Returns Approaches

Discounted future-returns approaches are appropriate if the business being valued is earning a fair return on investment and therefore the investor would want to acquire the future cash flows expected to be generated by the business.

The investor's required rate of return depends on the risk perceived to be inherent in the investment. The higher the expected risk, the higher the rate of return that the investor will require in order to put his or her capital at risk. A business valuator makes an independent assessment of the likely return on investment and the level of risk that an investor will likely attach to the expected cash flows.

Except for situations such as those described in Section 6.3 below, it is generally accepted that the earning power of a business is greater than the value of the individual tangible assets and identifiable intangible assets owned by it. Assets used in connection with business know-how are productive beyond their stand-alone value. In other words, there is usually some unidentifiable intangible asset (referred to as Goodwill). The Goodwill of a business is the difference between the Fair Market Value of a business interest and the market value of its net tangible and identifiable intangible assets.

6.3 Net-Asset Approaches

Net-asset approaches are used for situations such as those in which:

(a) asset values are the prime determinant of value (i.e., the nature of the business is such that an investor would look strictly to the company's underlying tangible assets, for example vacant land, a portfolio of marketable securities, plant capacity, etc.);

(b) the business is a going concern but is not earning an adequate return on its invested capital;

(c) the business depends on tendering bids on contracts and no solid customer or referral base exists;

(d) there are so few barriers to entry that it is easy for other investors to replicate the operations;

(e) any indicated Goodwill is attributable only to the personal involvement of one or more of the principals; or

(f) liquidation is advised because the business is not viable as an on-going operation.

In such situations, investors will attach little or no value beyond the net tangible and identifiable intangible assets of the business. In other words, no Goodwill (the residual value or unidentifiable intangible asset) will be perceived.

6.4 Comparable-Transactions Approach

The comparable-transactions approach is based on the premise that similar business interests sell at similar prices. This approach requires the analysis of recent purchase and sale transactions involving businesses of a similar size, management style and ability, financial structure, and location that operate in the same or a similar industry with similar products, services, customers and suppliers. The approach can also be used as an aid in the determination of appropriate discount rates under one of the discounted future-returns approaches and as a test of the reasonability of the results of applying other valuation approaches.

The comparable-transactions approach is used by real estate appraisers who compare a property with similar properties that have recently sold or are listed for sale. The approach is more common in the valuation of residential real estate than commercial or investment properties.

There are significant difficulties in applying this approach to valuing business interests, including:

1. The complexities of business generally make it impossible to find businesses that are similar enough in all significant characteristics to the entity being valued;

2. It is rare that comparable public-market transactions can be found. Public-market transactions involve larger and more diversified companies than most private business interests, and public-market disclosure often lacks details that are required for a meaningful comparison;

3. There is no requirement to publicly disclose information pertaining to the purchase and sale of private companies. As such, relevant details that would be needed to make a meaningful comparison to any relevant private company transactions are often not available; and

4. Even if certain relevant details are available, unless the valuator was intimately involved in the negotiation of the specific transaction, it is impossible to understand what specific purchaser or vendor motives, financial considerations, or hidden trade-offs influenced the terms, conditions, and structure of the sale.

For these reasons, it is rare that the comparable-transactions approach can be used as the primary methodology in determining the Fair Market Value of a privately held business. Most often, the information gathered is used to provide guidance as to the market's perception of an industry at a point in time relative to the overall investment market.

7 VALUATION APPROACHES AND METHODS CONSIDERED

7.1 Comparable-Transactions Approach

In accordance with the scope of our mandate, we were not provided with, nor did we independently obtain, information with respect to comparable transactions. As explained in Section 6.4 (Comparable-Transactions Approach), such information is difficult to obtain. Further, the transactions found (if any) require extensive analysis to determine if any meaningful conclusions can be drawn. Accordingly, we did not use the comparable-transactions approach to assess the Fair Market Value of the Shares.

7.2 Method Adopted for the Valuation of the Shares

In order to assess the most appropriate valuation approach, we performed an analysis of Luxell's forecasted financial information for the years following the valuation date and the financial statements leading up to the valuation date. Our analysis included a review of Luxell's forecasted and historical balance sheets and results of operations.

We reviewed Luxell's results of operations leading up to the valuation date. During that time, Luxell did not report consistent or adequate profitability to provide an adequate return to the Purchaser on the required investment in net tangible assets. However, Luxell's current forecasted financial information indicates that Luxell's management expects future results to be adequate. As valuators, we do not accept Management's expectations and business plan without skepticism given that future events are not predicable with certainty. Valuators factor this uncertainty into the risk-adjusted discount rates which are explained in detail later in this report. This information, however, did lead us to the conclusion that an assessment of value using a discounted future-returns approach was necessary. In the event that using the discounted future-returns approach does not yield an indicated value above tangible net worth, we would revert to a net-assets approach.

7.3 Discounted Future-Returns Approaches

Once the relevant facts establish that a discounted future-returns approach is required, it must be decided whether the particular method should be the capitalized cash flow, capitalized earnings, discounted cash flow, or some other method.

7.3.1 Capitalized Cash-Flow

The capitalized cash-flow method involves estimating the indicated after-tax discretionary cash flows that the business will generate in the future. Discretionary cash flows are the ultimate determinant of an investor's return on investment. In applying this method, the future indicated cash flows are converted into a lump sum by capitalizing the cash flows at the rate of return that the Purchaser would require based on the risk inherent in generating the expected cash flows and the expected capital structure to be used by the Purchaser.

Because this method uses a constant stream of future returns, its use is appropriate if the business is expected to generate a consistent level of cash flows in the future.

7.3.2 Capitalized Earnings

The capitalized-earnings method may be used as an estimate of the same results that would be obtained using the capitalized cash flow method. Because the discretionary cash flows generated by a business determine an investor's real return, this method is appropriate if the earnings generated by the business are a reasonable approximation of its cash flows. Earnings will approximate cash flows for a business that does not have a large investment in property and equipment, does not have a large investment in intangible depreciable assets, or does not have a significant amount of other non-cash items in its results of operations.

7.3.3 Discounted Cash-Flow

The discounted cash flow method is a detailed version of the capitalized cash flow method. The method involves estimating the future cash flows on a year-by-year basis and discounting the cash flows to a present value at the valuation date. This method is appropriate where the future cash flows are not expected to be consistent from year to year. This method is most often used for businesses that are in the early stages of development, have undergone or are undergoing significant operational changes, or for businesses whose cash flows, for any other reason, are not expected to be consistent in the future.

7.3.4 Conclusion

We concluded that the discounted cash-flow method is the most appropriate method to use. We selected this method over the capitalized cash flow or earnings methods because the historical results are not indicative of future expectations. Rather, the Purchaser would review the forecasted financial information and assess the present value of expected future cash flows with due consideration to the risks involved.

As outlined further in Sections 8, 9 and 10 and illustrated in the attached schedules, our application of the discounted cash-flow method involved:

(a) analyzing the expected future cash flows;

(b) selecting an appropriate range of discount rates. The selection of appropriate discount rates must have regard to the expected capital structure available to the Purchaser, the cost of debt financing and the Purchaser's expected (desired) rate of return on Equity ("ROE"). The cash flows to which the discount rates are applied are based on a debt-free capital structure. Therefore, the appropriate rate to apply is referred to as the weighted-average cost of capital (see Section 9.1 for further explanation of the weighted-average cost of capital);

(c) applying the discount factors (present values based on the amount of time until the cash flows are realized and the indicated discount rate arrived at in (b) above) to the free cash flows arrived at in (a) to arrive at a range of values;

(d) adding the present value of the future income-tax savings related to Luxell's present undepreciated capital cost balances to arrive at Enterprise Value; and

(e) to arrive at a range of Share values, Luxell's actual Debt on the valuation date is deducted.

IN THE NEXT SEVERAL SECTIONS OF THIS REPORT, WE OUTLINE OUR DETERMINATION OF THE SPECIFIC VALUATION METRICS USED, INCLUDING EXPECTED FUTURE CASH FLOWS AND THE DISCOUNT RATES

8 EXPECTED FUTURE CASH FLOWS

8.1 Projected Income Statements

A summary of the projected income statements prepared by Luxell's management is illustrated in Schedule 9. A summary of Luxell's historical results is illustrated in Schedule 7. A comparison of the results for the two full years prior to the valuation date and the three forecasted years following the valuation date are set out as follows:

	August 31, 2007 $	August 31, 2008 $	August 31, 2009 $	August 31, 2010 $	August 31, 2011 $
REVENUES	3,736,933	5,007,612	7,410,000	12,000,000	16,000,000
EXPENSES					
Direct labour and materials	2,765,977	2,577,149	4,021,800	6,240,000	8,320,000
Research and development, net of govt. assistance	2,314,502	1,204,242	445,000	280,000	180,000
General and administrative (including rent)	3,054,632	2,116,961	1,555,000	1,340,000	1,340,000
Sales, marketing and royalty	476,850	396,137	325,000	300,000	300,000
Production support and quality assurance	135,342	100,900	-	-	-
Foreign exchange (gain)	(32,940)	(53,414)	(50,000)	-	-
Loss on sale of property and equipment	158,715	-	-	-	-
Interest expense	1,099,434	837,520	46,700	80,000	80,000
Amortization of property and equipment	203,898	111,817	109,652	109,652	79,295
Amortization of licence	15,508	15,508	15,508	11,421	-
	10,191,918	7,306,820	6,468,660	8,361,073	10,299,295
NET PROFIT (LOSS) (before debt compromise)	(6,454,985)	(2,299,208)	941,340	3,638,927	5,700,705

As can be seen above, Luxell has forecasted significant increases in revenues, significant decreases in expenses (in total for 2009 and as a percentage of revenues thereafter) and an overall $12,000,000 swing from a loss position to annual profits going from 2007 and 2011. Because of the significant improvements in operational results forecasted over the next three years, the Purchaser would spend a considerable amount of time reviewing the plausibility of the projected results. Accordingly, we also reviewed the projected results in detail in comparison to historical results. Notable items are as follows:

Revenues – we were provided with a detailed listing of the various projects that Luxell has bid or plans to bid on in the near future. The total potential revenue if Luxell won every job would be over $100,000,000. Management considered the likelihood of winning each particular bid based on its knowledge of the project, relationship with the potential customer, and other such factors. Likelihoods ranged from 0% to 83% and generally were higher on additional work for existing customers and/or projects, and were lower for new projects.

The total revenue expected once all the various likelihoods were applied to the total potential revenue was approximately $38,000,000. This amount exceeds the $35,410,000 of revenue projected for fiscal 2009 through 2011, therefore indicating that management is confident that all projected revenues are supported by actual projects. This fact would give the Purchaser comfort regarding the likelihood of generating the forecasted revenues as opposed to scenarios where forecasted revenues are not, or only partially, attributable to actual, known projects.

We reviewed the actual results from the first quarter of fiscal 2009 (September to November 2008) and noted that revenue had decreased significantly from any quarter in 2008. We discussed this issue with management and were informed that management noticed a delay in many projects given the economic downturn in the several months leading up to the valuation date, and that management was confident that the larger orders were coming soon.

We also reviewed historical bid success rates to assess if the 37% success rate forecasted in the future was reasonable. Management provided details that indicated that the success rates on bids in 2007 and 2008 were 55% and 71%, respectively (not weighted for project size). As a further note, the forecasted revenues are generated by a broader base of customers when compared to actual revenues generated in 2007 and 2008, which were highly reliant on two specific customers. Based on all of this information, we concluded that the forecasted revenues were reasonable for use in our valuation calculations. We did not accept these forecasts as certain and therefore include the risk that forecasts may not be achieved in the future in our risk assessment and related discount-rate conclusions.

Direct Labour and Materials – this item has been forecasted at approximately 45-48% of revenues over the forecasted period, which is in line with the fiscal 2008 results.

Research and Development – as a result of the Transaction, Luxell will be a private company in the forecasted years and therefore will have additional tax credit recovery ability related to research and development. Accordingly, tax refunds of between $500,000 and $700,000 have been factored into the net research and development forecasted expenses, resulting in the decrease from previous years. Note that Luxell's management expects that various costs included in materials and labour to qualify for research and development tax credits and not just the expenses included in the gross research and development budgeted expense, which amount to between $880,000 and $945,000 (before tax recovery reductions).

General and Administrative – in fiscal 2007, Luxell experienced significant professional fees related to past reorganizations. Further, as a private corporation, professional fees will decrease due to the much less stringent reporting requirements. Further still, the operating facilities are now reduced as the upstairs facilities at Luxell's premises are being subletted to other companies. Staff has been reduced from over 80 in prior years to about 40 at the valuation date. Accordingly, the forecasted decrease in general and administrative expenses appears reasonable.

Sales, Marketing and Royalty – this item includes an annual $75,000 royalty payment that has been made in recent years to the National Research Council of Canada, related to the Black Layer™ technology. The annual $75,000 requirement is set to cease June 2009. Luxell expects other marketing and sales expenses to maintain the overall account at the same level at the end of the royalty payment requirements. As such, the forecasted sales, marketing and royalty expense account appears reasonable, although lower than historical results.

Production Support and Quality Assurance – these costs were included in the general and administrative costs in the forecasted years.

Interest Expense – this expense relates to expected interest on the expected debt to be raised from the Business Development Bank of Canada (BDC). The expectation is that $1,000,000 of debt can be obtained in the second quarter of fiscal 2009 at an 8% interest rate and interest-only repayments.

8.2 Projected Cash Flows

To make the projected operating results suitable for our value calculations, we made the following adjustments to Management's projected earnings before income taxes:

(a) We first decreased the overall profitability of Luxell, based on information provided after the forecasts were prepared. Management indicated that due to deteriorating economic conditions in the period leading up to the valuation date, which is evidenced by the poor performance in Quarter 1, 2009, the forecasts no longer represented the most expected course of events. Instead, management indicated that 2009 income will be 50% of the initially forecasted amount, and that 2010 income will be 75%, with 2011 and beyond remaining in line with projections;

(b) We deducted an estimate of corporate income taxes in the model because our valuation methodology uses after-tax cash flows. We selected an income tax rate of 30.50%, which is the expected rate that the Purchaser would incur in future periods. We only calculated income taxes after the projected earnings exceeded Luxell's accumulated income tax loss carryforwards. Because we were not provided with Luxell's 2008 income tax return, we assumed that the 2008 accounting loss, after adjusting for amortization and eliminating the gain on comprise of debt, would represent the taxable loss. We therefore increased the 2007 loss carryforwards by this amount, which is approximately $2,400,000, to arrive at total loss carryforwards in the amount of approximately $8,600,000;

(c) We eliminated the projected interest expense because it is the earnings under an assumed debt-free capital structure that is relevant at this stage in the calculations;

(d) We eliminated the projected amortization of property and equipment and licence because amortization is a non-cash charge to earnings related to Canadian Generally Accepted Accounting Principles rather than cash flows;

(e) We adjusted cash flows to incorporate forecasted future working capital requirements, including fluctuations in accounts receivable, inventory, prepaid expenses and accounts payable;

(f) We deducted an estimate of future equipment purchases of a recurring $50,000 per year plus an additional $50,000 in fiscal 2009 related to the purchase of a glass cutting machine; and

(g) We eliminated the pre-interest, pre-amortization losses incurred from September 1 to November 30, 2008, because these amounts are included in the total 2009 forecast.

The adjusted cash flows are set out Schedule 4. We next assessed the appropriate discount rate to be used in calculating the present value of the future cash flows.

9 THE DISCOUNT RATE

9.1 Weighted Average Cost of Capital

The rate of return required on an investment in the assets of an active, operating business is determined by the Weighted Average Cost of Capital ("WACC"). The use of WACC is appropriate for situations in which the earnings or cash flows are determined assuming a debt-free capital structure. The WACC is determined based on the following:

(a) the cost of Debt;

(b) the cost of Equity; and

(c) the proportions of Debt and Equity available to the Purchaser to finance the acquisition.

"Equity" refers to the portion of the purchase price that cannot be financed through the use of Debt and therefore must be financed with the Purchaser's own capital.

9.1.1 The Cost of Debt

In order to determine the cost of Debt, we used rates of between 5.00% and 6.00% (prime plus 1 and prime plus 2, respectively) as the pre-tax cost of debt and rates of between 3.48% and 4.17% after tax savings of 30.50% have been deducted.

9.1.2 Required Rate of Return on Equity

The Purchaser's required rate of return on Equity ("ROE") is analogous to the price/earnings ratio on a publicly traded stock. Price/earnings multiples indicate the rate at which investors capitalize earnings per share at a given time and is a concept widely used by financial advisors, securities analysts, stock brokers and others who analyze prices and values of publicly owned securities.

Selecting the ROE requires consideration of a number of internal and external factors relating to Luxell. While an acceptable ROE will change with time and situation, the factors to be considered in the determination thereof are constant and are outlined below.

9.2 Rates of Return and Price/Earnings Ratios on Alternative Investments

The following rates of return and price/earnings ratios prevailed on or around the valuation date:

Yield on long-term Government of Canada Bonds	3.90%
Bank of Canada Bank Rate	2.50%
Chartered Bank lending rate for prime business loans	4.00%
Chartered Bank guaranteed investment certificates, 5 years	3.08%
Conventional mortgage lending rates, 5 years	6.95%
SOURCE:	Bank of Canada – November 30, 2008

TSX 300 Composite	10.85
Aerospace/Defence	9.91
Technology Hardware & Equipment	51.71
SOURCE:	The Toronto Stock Exchange Review – November 30, 2008

The interest rates noted above represent the return on investments that are considered to be low-risk. An Equity investment in a private business is significantly riskier and therefore dictates a substantial premium above these rates of return.

Public company and industry price/earnings ratios typically translate into indicated rates of return that are far less than investors actually require on investments in public-company shares. This discrepancy is due to the fact that price/earnings ratios are calculated on historical earnings and not future cash flows. The calculation therefore fails to consider the expected growth in future earnings and any earnings vs. cash flow discrepancies.

9.3 Risk Premiums and Adjustments

The Purchaser's required ROE in Luxell is a function of five factors:

1. The risk-free rate at a point in time, which is usually considered to be the rate of return on long-term government bonds. As noted above, this rate was approximately 3.90% at the valuation date.
2. The equity risk premium, which is defined as the difference between the realized return on public stock markets and the risk-free rate of return.
3. The micro-capitalization risk premium, which is defined as the difference between the realized return on a basket of stocks with small market capitalizations and the realized return on public stock markets as a whole.
4. The application of beta, which accounts for industry-specific risk.
5. Other adjustments for Luxell's specific characteristics which we discussed in Section 9.3.4 (Luxell-Specific Adjustments).

We consider the above five factors to fully account for all market, macroeconomic, industry-specific and other risks. Accordingly, we did not adjust these risk factors with specific additional research regarding Canadian or North American GDP growth, expected future revenue growth in Luxell's specific industry, or any other such statistics.

9.3.1 The Equity Risk Premium

As indicated in the SBBI Yearbook using data up to the end of 2007, the realized annual long-horizon equity risk premium in the US has averaged 5.50% since 1955. The same study indicates that the premium has averaged 5.70% over the past ten years and -0.70% over the past five years. Long-term trends are the best indicator of the expected future risk because all short-term fluctuations are eliminated. In Canada, the equity risk premium has been historically lower, averaging 4.00% since 1955, as indicated in the Morningstar Report. Our assessment of equity risk is therefore between 4.00% and 5.50%.

Up to this stage of the build-up calculation, the aggregate rate of return represents an investment in a diversified portfolio of publicly-traded companies.

9.3.2 The Micro-Cap Risk Premium

The SBBI Yearbook indicates that micro-cap corporations are companies with a market capitalization less than $363,000,000 US. Such companies are the smallest 10% of public companies in all industries. The micro-cap grouping (i.e., the 10th decile) can be further broken down into two categories. Category "10a" represents companies with a market capitalization of between $212,000,000 US and $363,000,000 US. Category "10b" represents companies with a market capitalization of between $1,922,000 US and $212,000,000 US. Luxell would fit into the "10b" category. For this reason and other reasons, we therefore considered further risk premiums as explained in the following subsections.

As indicated in the SBBI Yearbook, the micro-cap risk premium for the "10b" companies is 9.73%. Our selected micro-cap risk premium for Luxell is therefore 9.73%. Accordingly, at this stage of the build-up calculation, the aggregate rate of return represents an investment in the smallest 5% of public companies in all industries.

9.3.3 Beta

Beta is a statistic used to measure the volatility of an investment or group of investments against the market as a whole. A beta of less than 1.0 indicates that the industry is less volatile, and therefore less risky, than the market as a whole. A beta of greater than 1.0 indicates the opposite.

The equity risk premium and the micro-cap risk premium are based on risk in the overall market. We therefore adjusted the equity risk premium and the micro-cap risk premium discussed above to represent the specific industry in which Luxell operates. To do so, we multiplied the risk premiums by the average beta of three large companies in the Aerospace/Defence industry – namely General Dynamics Corp. (1.20), L3 Communications Holdings Inc. (1.00) and BAE Systems PLC (1.04). The average of these betas is 1.08, or an 8% increase, which we multiplied by the equity risk and micro-cap premiums to arrive at the adjusted premiums. That is, we added 1.22 to the High column and 1.10 to the low column, which are the additional premiums when increasing the equity risk and micro-cap premiums by 8%.

Accordingly, at this stage of the build-up calculation, the aggregate rate of return represents an investment in small public companies in Luxell's industry.

9.3.4 Luxell-Specific Adjustments

As noted above, the Purchaser's ROE would exceed the returns given by micro-cap companies in the same industry. The reasons for the additional required return relate to the internal and external risk factors specific to Luxell. Any industry-specific risk factors are inherently incorporated into the ROE by our use of the industry risk premium noted above.

We considered various company-specific internal and external risk modifiers. We indicate the most significant risk modifiers as follows, in no particular order:

- Poor results of the quarter immediately preceding the valuation date. The Purchaser would be concerned with the fact that revenue was significantly lower in Quarter 1, 2009 than any quarter in fiscal 2008, which may indicate lowered expectations regarding the near-term projected results, and would adjust the risk premium accordingly;
- Lack of historically profitable operating results;
- Reliance upon debt not yet obtained at the valuation date. Should the BDC $1,000,000 debt not be obtained, Luxell would likely have to rely on much more expensive sources of cash throughout fiscal 2009, such as accounts receivable factoring. At the valuation date, management feels very strongly that the BDC debt will be obtained in February or March 2009;
- The degree of present-valued future cash flows that occur in the terminal period (discussed in Section 10.3 below);
- The life cycle of Luxell's products;
- Foreign exchange risk;
- The degree of leverage available in WACC and corresponding low level of tangible asset backing;
- Existence of additional intellectual property (Black Layer™) of which no revenue or profits are included in the forecasted results – a Purchaser may lower its risk premium as a result of potential unexpected revenues and profits;
- Risk of competition developing better technologies;
- Expected diversity in future customer base;
- Strong competitive advantage;

- Recent political events including the election of a democrat US president and the potential impact on US and worldwide military spending;
- Detailed revenue plans in terms of specific jobs being bid upon and a projected success rate which is lower than historical success rates; and
- Experience, depth and strength of management and the recent degree of management turnover.

Based on the above risk modifiers, other risk modifiers and using our experience and professional judgment, we assessed the additional return on investment that would be required by the Purchaser on the Equity portion of the total investment in Luxell's Enterprise Value to be between 16.00% and 25.00%.

9.4 ROE Conclusion

Having considered the factors outlined above, we concluded that, on or around the valuation date, the Purchaser's ROE would have been between 35.00% to 45.00% based on an optimal available degree of leverage. The components of the ROE range are detailed as follows:

	HIGH %	LOW %
Risk-free rate of return (Government of Canada Bonds) - see Section 9.3	3.90	3.90
Equity risk premium - US (high) and Canadian (low) - see Section 9.3.1	5.50	4.00
Micro-cap premium - see Section 9.3.2	9.73	9.73
Increase related to beta - 8% multiplied by the sum of equity and micro-cap	1.22	1.10
Company-specific adjustments - see Section 9.3.4	25.00	16.00
Total rate of return on equity - rounded	45.00	35.00

9.5 Capital Structure Analysis – Available Debt

The WACC is a combination of the cost of debt and the required rate of return on equity. An acquisition of the Shares would be financed by a mix of Debt and Equity, which determines the weights to be applied to the cost of Debt and the required return on Equity.

In order to determine the proportions to use, we discussed the availability of financing with management. We understand that management is very confident that Luxell will be able to obtain $1,000,000 of debt from the BDC in early calendar 2009. It is reasonable to assume that Luxell would still have access to this debt after an acquisition by the Purchaser. We also understand that there are various government programs that make funds available to companies engaging in technical research and development. These programs include the following:

- Technology Partnerships Canada;
- Defense Research and Development Canada;
- Industrial Research Assistance Program; and
- National Research Council.

Based on our understanding of the aforementioned programs, we cannot determine exactly how much debt would be available through these the programs to the Purchaser. However, it is not likely that any one company could receive debt of a significant amount in comparison to its total enterprise value. For these reasons, we did not select a significant weighting as our assessment of the available debt.

We reviewed the debt-to-equity ratios of various of Luxell's competitors, including L3 Communications Holdings Inc., General Dynamics Corp, Raytheon Co., Rockwell Collins Inc. and Honeywell International. These companies had debt structures such that debt as a percentage of total share value ranged from 14% to 49%. However, these companies are all significantly larger than Luxell, and are profitable or have recently been profitable. Further, the market has priced these companies at very high earnings multiples and therefore it is more favourable for such companies to obtain equity financing. Accordingly, it is not likely that Luxell would be able to achieve such high debt levels, considering the above information about a lack of financing alternatives if the BDC loan is not successfully obtained.

We assessed that between 5% and 10% of Enterprise Value could be financed with Debt.

9.6 Conclusion – Discount Rate

We applied the after-tax cost of Debt (between 3.48% and 4.17%) and the ROE (35.00% to 45.00%) to the ratio of Debt and required Equity. These costs of Debt and Equity result in a WACC ranging from 31.80% to 40.70% for the three forecasted years ended August 31, 2011. Management expects continued growth after this point in the terminal period, so we decreased WACC by 3.00% to account for such growth. Accordingly, WACC in the terminal period ranges from 28.80% to 37.70%. In Schedule 5, we outline detailed calculations of these figures.

10 CONCLUSION AND VALUATION OF THE SHARES

In Schedule 1 we outline our conclusion as to the Fair Market Value of the Shares. The Value components are discussed below:

10.1 Present Value of Discounted Cash Flows – 2009 to 2011

We used the discount rates of between 31.80% and 40.70% as noted in Section 9.6 to calculate the present value of the future cash flows projected to be generated by Luxell over the remainder of the 2009 through 2011 years. The present value of the cash flows from the remainder of Fiscal 2009 to 2011 is between approximately $4,365,000 and $4,924,000, which is the sum of the Present-Valued Cash Flows in Schedule 4 for the remainder of 2009 ($-214,000 and $-219,000), 2010 ($2,200,000 and $2,387,000) and 2011 ($2,379,000 and $2,756,000).

10.2 Present Value of Terminal Period Cash Flows (2012 and Beyond)

In the application of the discounted cash-flow method, the expected future cash flows beyond the specific year-by-year projections are converted into a terminal value. We obtained additional information from Management about the growth rate expected for years beyond 2011 and calculated the terminal values using that information. We used the same discount rate as above, except we reduced the rate by the expected rate of perpetual growth.

Based on discussions with Management and our own professional judgment and experience in such matters, we concluded that a reasonable level of growth subsequent to 2011 is 3.00%. Accordingly, discount rates for the terminal period are between 28.80% and 37.70%, which are the initial discount rates of between 31.80% and 40.70%, each less 3.00%. The range of present values of the terminal period cash flows is between $4,447,000 and $6,996,000 (see Schedule 4).

10.3 Present Value of Total Cash Flows

The present value of the total forecasted cash flows is between $8,813,000 and $11,920,000, which are the sums of the above-noted figures. Approximately 37% and 79% of the total present value of cash flows is derived from the terminal period for the high and low ends of the range.

10.4 Present Value of the Tax Shield

Part of the Fair Market Value of the Shares is attributable to the ability of the Purchaser of the Shares to reduce annual taxable income by making annual deductions for capital cost allowance based on the undepreciated capital cost of the assets. The Purchaser would realize future tax savings, present-valued, of $728,000, based on the assets and calculations set out in Schedule 4. Note that we were not provided with Luxell's 2008 corporate income tax return as it had not yet been prepared when we completed our work. We were informed that, as was the case in fiscal 2007, Luxell would not be claiming Capital Cost Allowance on its assets, and accordingly we based the tax values of the assets on the 2007 values plus 2008 additions.

10.5 Enterprise Value

Enterprise Value is the sum of the total present value of future cash flows and the present value of the tax shield. Based on the information in the two preceding sections, Luxell's Enterprise Value at the valuation date is $12,648,000 (see Schedule 4). In our Enterprise Value calculation, we adjusted property and equipment to the indicated market values provided by management.

10.6 Debt

We calculated Luxell's Debt (see definition in Section 12.4) to be assumed by the Purchaser. The components of Debt are outlined in Schedule 3 and total $376,000 at the valuation date.

10.7 Conclusion

We summed the above value components to arrive at the Fair Market Value of the Shares. Based on the information and documents reviewed, the explanations provided to us and, subject to the restrictions and assumptions noted herein, our conclusion as to the Fair Market Value of the Shares was between $9,165,000 and $12,272,000 at November 30, 2008, as outlined in Schedule 1 and explained above. Given that there are 135,378,456 Shares, the Fair Market Value per share is therefore between **$0.068** and **$0.091**.

11 FAIR MARKET VALUE OF THE NOTES

11.1 Introduction

As part of the Transaction, the Notes will be issued to current shareholders in exchange for their Shares. We understand that the Notes will be non-interest bearing, unsecured and will be repayable on the third anniversary of their issuance, subject to the funds being available from Luxell's operations. The offer prices the Notes at $0.10 each, and indicates that the Notes will not likely have an active market for trading, thereby eliminating any liquidity in the Notes before the end of the three year period, unless the offeror opts to make an early payment on the Notes.

11.2 Risk Assessment

In valuing the Notes, we considered the risk associated with Luxell not generating adequate cash to repay the Notes in full or at all, the nature of the Notes as unsecured, the time value of money and the lack of liquidity or marketability in the Notes during the three year period. Ultimately, because the Notes are not secured, whether or not they will be repaid will be entirely dependant on whether or not Luxell is successful in achieving its forecasted results addressed earlier in this Report. Accordingly, the appropriate measure of risk would be the same required ROE on a Purchaser's investment in Luxell Shares. We did not use WACC (the discount rate) because we assumed that owners of the Notes would not have any available debt financing with which to finance the Notes.

11.3 Present Value of Note Repayment – Application of ROE

Based on the ROE rates of between 31.80% and 40.70%, the indicated present value of one Note would be between $0.036 and $0.044.

We also considered the fact that the forecasted balance sheets (see Schedule 8) indicate that the expected cash at August 31, 2011 is only $10,668,900. Given that there are 135,378,456 Shares (assuming no warrants or other options would be exercised), approximately $13,537,846 would be required to repay the $0.10 Notes in full. This implies that between September 1, 2011 and the date of repayment (likely to be early in January 2012), Luxell would need to generate approximately $2,869,000 of additional cash in order to repay the Notes, assuming that it would continue to be cash flow positive following the repayment and therefore would not need to retain any cash for operations.

Luxell is forecasted to have positive cash flow of approximately $1,300,000 in the fourth quarter of fiscal 2011 and approximately $3,200,000 in the combined third and fourth quarters of fiscal 2011, which implies that it is possible that the full $2,869,000 could be generated by the repayment date. Further, additional funds could possibly be generated from other sources of financing given the projected strength of Luxell at the time, or a portion of the repayment could be delayed (with interest) for an additional period of time. Accordingly, we did not add an extra risk premium to account for any potential unavailability of funds at the required repayment date.

11.4 Marketability Discount

We assessed a discount to the value of the Notes to account for the lack of marketability or liquidity during the three year holding period.

For situations in which an investment is illiquid, it is worth less than it would be if it were capable of being rapidly converted to cash. There are added risks associated with investments in illiquid securities. The risk relates to the lack of flexibility. All investments have some degree of risk. Risk can be mitigated if the investment can be sold and the capital used in an alternative investment. If an investment is illiquid, an investor does not have such flexibility.

Marketability discounts have been studied at length. The studies tend to look at the difference between the stock market price of a security and the prices used in private transactions involving securities that are identical except for the fact that they are not freely tradable due to some sort of restriction. The most common type of restriction used in such studies is the two-year restriction created on many Initial Public Offerings.

In one such study, William L. Silber found that "on average, a discount of more than 30% was seen on shares ineligible for trading for a two year holding period relative to the same shares without restrictions."[1] Shannon Pratt is of the opinion that the long-term average discount is "35 percent for transactions in restricted stocks compared with the prices of their freely tradable counterparts."[2] In general "studies have shown that a two year restriction period reduces the fair market value of a security, on average, between 25% and 35%"[3]

In order to determine the quantum of the required discount to be applied to the Options for lack of marketability, we considered the indicated repayment terms.

---

1 A. Scott Davidson, "The Valuation of Employee Stock Options and Restricted Shares" Emerging Valuation Issues, Federated Press, 1997, p. 9

2 Shannon Pratt, Valuing a Business: The Analysis and Appraisal of Closely Held Companies, Second Edition, Business One Irwin, Homewood, Illinois, 1989, p. 247

3 Steve Ranot, "Valuing Employee Stock Options" Business Valuations for CFOs Companion CD, Federated Press, 1999

We considered the length of time until the repayment will occur, being three years. "Whenever the restriction period on restricted shares lengthens, then the liquidity of those shares is reduced and therefore the discount applicable to those shares increases."[4] On restricted stocks, the discount increases because of added risk that the price will decline before the restriction ends.

Few empirical studies of the discounts applicable to shares with restrictions beyond two years have been done. Theoretical calculations using Option Pricing Theory were made by David Chaffe in 1993. "He found marketability discounts, estimated using the Black-Scholes put formula, to be in the range of 28-41% where marketability was constrained for a period of two years and 32-49% where marketability was constrained for a period of four years. After four years, the discounts seemed to flatten out and not increase with additional time."[5] Since no market will likely exist for the Notes during the three year holding period, the illiquidity discount must be at least as high as these figures observed in our research.

In their article "Illiquidity Considerations on the Valuation of Stock Options," Lawrence Levine, Carl Luft and Jon Howe studied "the decrement in the value of a stock option which is not traded in an efficient market" and found "that the decrease in the actual price of an illiquid stock option's value vs. its theoretical price ranges from 22 to 45 percent." The midpoint is 33.5%.

4 Davidson, p. 9

5 William C. Weaver, "Discounts and Other Adjustments to Fair Market Value Estimates" The University of Central Florida Web Site, 1999

The studies and articles noted above are based on comparisons between fully liquid stocks and restricted stocks. The significant discount results. For the purposes at hand, the liquidity of the Notes (no liquidity for three years) should be compared to the liquidity of shares of a private company (often thought of as liquid in between three and 12 months). Accordingly, we used approximately one third of the above-indicate range of discounts. Considering all of the circumstances surrounding the Notes, we concluded that an illiquidity discount of between 7.5% and 15% should be applied to the otherwise indicated value of the Notes.

11.5 Conclusion

Based on the information and documents reviewed, the explanations provided to us and, subject to the restrictions and assumptions noted herein, our conclusion as to the Fair Market Value of one Note was between **$0.031** and **$0.040** at November 30, 2008, as explained above.

12 DEFINITIONS

12.1 Enterprise Value

Enterprise Value is defined as the value of all assets required in order to produce the expected cash flows or earnings stream. It includes all working capital items (see Section 12.2), property and equipment and any intangible assets employed in the active business, including Goodwill. Enterprise Value does not include Redundant Assets (see Section 12.3) or Debt (see Section 12.4).

12.2 Working Capital

Working Capital is defined as the current assets required for Luxell's day-to-day operations, net of applicable current liabilities. Typically, Working Capital includes accounts receivable, inventory, prepaid expenses, and accounts payables and accrued liabilities. For the purposes of this Report, Working Capital does not include cash, unless the other current assets are not sufficient for operations. Further, we do not include bank indebtedness in the calculation of Working Capital since bank indebtedness is a means of financing Working Capital and is therefore included in Debt (see Section 12.4).

12.3 Redundant Assets

Redundant Assets are assets that are not required for operations and accordingly are valued above and beyond Luxell's Enterprise Value.

12.4 Debt

Debt is comprised of all liabilities not included in the calculation of working capital and represents the items that the Purchaser must assume as a result of the theoretical share acquisition. Following the acquisition, the Purchaser would likely discharge or reorganize certain Debt to arrive at the optimal available capital structure discussed earlier in this Report.

12.5 Tangible Net Worth

Tangible Net Worth represents the "hard" assets, such as working capital and property, plant and equipment that are employed in active operations, without deducting Debt. An investment in Tangible Net Worth is considered to be less risky than an investment in Intangible Assets. If the investment in Luxell were to become unprofitable, the Tangible Net Worth could be recovered through liquidation. Accordingly, Tangible Net Worth demands a lower required rate of return than Intangible Assets.

12.6 Intangible Assets

Intangible assets represent the difference between Enterprise Value and Tangible Net Worth. Intangible assets are items that have value, but do not hold a physical form. Intangible Assets can be identifiable, such as brand name recognition, trademarks, intellectual property, recipes, and so on, or can be non-identifiable (general business Goodwill). With respect to the purpose for which this Report has been prepared, the distinction of intangible assets into various categories is not vital.

13 RESTRICTIONS AND DISCLAIMERS

This Estimate Valuation Report setting out our conclusion as to Fair Market Value should not be construed as a Comprehensive Valuation Report. Rather, this report provides an indication of the Fair Market Value of the Shares for the purposes outlined in Section 1. Rendering a Comprehensive Valuation Report would require more detailed analysis than has been undertaken for the purposes of providing this Estimate Valuation Report. For instance, additional research into the trends in Luxell's industry and the plausibility of the forecasted financial statements, including further investigation into the indicated upcoming bids and expected success rates, would have been undertaken. The conclusion expressed as to Fair Market Value may have been different had a Comprehensive Valuation Report been provided. Further, the Scope of Review in Section 4 is inherently limited by the nature of the Report provided.

This Report is not intended for general circulation or publication. It is not to be reproduced or used for any purpose other than that outlined in Section 1 hereof unless we specifically provide our written permission in each specific instance. We do not assume responsibility or liability for losses occasioned to any parties as a result of the circulation, publication, reproduction or use of this Report contrary to the provisions of this paragraph. We reserve the right (but will be under no obligation) to review the contents of this Report (including all analyses and conclusions contained herein) and, if we consider it necessary, to revise the Report in light of any facts, trends or changing conditions existing at the date hereof that subsequently become known to us.

Reading selected portions of this Report, without considering all Sections and Schedules together, could result in the misinterpretation of comments and analysis concerning the value of Luxell, or the Shares. The preparation of an Estimate Valuation Report is a complex process and components cannot be viewed in isolation.

14 ASSUMPTIONS

In forming our conclusion as to Fair Market Value, we assumed, in addition to the assumptions noted throughout this Report, that:

- Luxell had no significant contingent liabilities, unusual contractual obligations or substantial commitments, other than in the ordinary course of business, or litigation pending or threatened, other than as disclosed in its financial statements or in this Report at the valuation date;
- Luxell had no environmental liability exposure;
- There were no contracts being negotiated at the valuation date which would have a material effect on Luxell's future operating results that have not been noted in this Report;
- There were no material changes in Luxell's financial position, the operating results, or the state of, and outlook for, the industry as at the valuation date;
- Luxell had good and valid title to its assets; and
- There are no significant factors that bear on the Fair Market Value of the Shares at the valuation date that we have not considered in reaching our conclusions as noted herein.

Respectfully submitted,
TAYLOR LEIBOW LLP
CHARTERED ACCOUNTANTS

Per:
Michael R. Carnegie, BComm, CA•CBV
Partner

Schedule 1

LUXELL TECHNOLOGIES INC.
ESTIMATE VALUATION REPORT
AS AT NOVEMBER 30, 2008

SHARE VALUE COMPONENTS

	HIGH $	LOW $
ENTERPRISE VALUE - Schedule 2	12,648,000	9,541,000
DEBT - Schedule 3	(376,000)	(376,000)
FAIR MARKET VALUE OF THE SHARES	**12,272,000**	**9,165,000**
FAIR MARKET VALUE OF EACH SHARE	**$ 0.091**	**$ 0.068**

ALTERNATE RECONCILIATION	**$**	**$**
Shareholders' equity per valuation date balance sheet - Schedule 6	(653,000)	(653,000)
Intangible assets at book value (patents and licences) - Schedule 6	(23,000)	(23,000)
Intangible assets per valuation conclusions - Schedule 2	12,858,000	9,751,000
Incremental value of property and equipment	90,000	90,000
FAIR MARKET VALUE OF THE SHARES	**12,272,000**	**9,165,000**

NOTE: This schedule forms part of, and should be read in conjunction with, the accompanying Report.

Schedule 2

LUXELL TECHNOLOGIES INC.
ESTIMATE VALUATION REPORT
AS AT NOVEMBER 30, 2008

ENTERPRISE VALUE COMPONENTS

	HIGH	LOW	
WORKING CAPITAL	**$**	**$**	
Cash - Schedule 6	151,989	151,989	
Accounts receivable - Schedule 6	495,635	495,635	
Inventory - Schedule 6	1,080,207	1,080,207	
Prepaid expenses - Schedule 6	55,321	55,321	
Less: Accounts payable - Schedule 6	(2,158,877)	(2,158,877)	
Less: Deferred revenue - Schedule 6	(194,608)	(194,608)	
	(570,333)	(570,333)	*
PROPERTY AND EQUIPMENT AT MARKET VALUE	360,000	360,000	*
INTANGIBLE ASSETS	12,858,333	9,751,333	
TOTAL - ROUNDED - see also Schedule 4	**12,648,000**	**9,541,000**	
* - Sum represents Tangible Net Worth	165,000	165,000	

NOTE: This schedule forms part of, and should be read in conjunction with, the accompanying Report.

Schedule 3

LUXELL TECHNOLOGIES INC.
ESTIMATE VALUATION REPORT
AS AT NOVEMBER 30, 2008

DEBT COMPONENTS

	$
Leasehold reconstruction obligation	113,088
Government loans	263,364
Total - rounded	**376,000**

NOTE: This schedule forms part of, and should be read in conjunction with, the accompanying Report.

LUXELL TECHNOLOGIES INC.
ESTIMATE VALUATION REPORT
FORECASTED CASH FLOWS AND ENTERPRISE VALUE

	August 31, 2009	August 31, 2010	August 31, 2011	Terminal Period (2012 and beyond)
Net income for the year per forecasted	$	$	$	$
financial statements - Schedule 9	941,340	3,638,927	5,700,705	5,700,705
After adjustment - rounded	470,000	2,729,000	5,700,000	5,700,000
Add (Deduct):				
Income taxes on above at 30.5%	-	-	(86,263)	(1,738,715)
Interest expense	46,700	80,000	80,000	80,000
Amortization of property and equipment	109,652	109,652	79,295	-
Amortization of licence	15,508	11,421	-	-
Changes in accounts receivable	(1,229,365)	350,000	(625,000)	-
Changes in inventory investment	(28,017)	90,706	(367,762)	-
Changes in prepaid expenses	5,321	(50,000)	-	-
Changes in accounts payable	(358,877)	100,000	400,000	-
Property and equipment purchases	(100,000)	(50,000)	(50,000)	-
Losses to November 30, 2008	825,891	-	-	-
	(713,187)	641,779	(569,730)	(1,658,715)
Projected cash flows (A)	(243,187)	3,370,779	5,130,270	4,041,285
Discount factor * (high) (B)	0.9016	0.7081	0.5373	1.7312
Discount factor ** (low) (C)	0.8798	0.6526	0.4638	1.1005
Present-valued cash flows (high) (A X B)	(219,266)	2,386,910	2,756,326	6,996,138
Present-valued cash flows (low) (A X C)	(213,959)	2,199,696	2,379,460	4,447,437
Total Present Value (high, low)	**11,920,000**	**8,813,000**		
Add: Present value of tax shield ***	**728,000**	**728,000**		
Enterprise Value (high, low)	**12,648,000**	**9,541,000**		
* - Discount factor - first, discount rate	31.80%	31.80%	31.80%	28.80%
Average number of years to Nov. 30, 2008	0.375	1.250	2.250	2.750
Discount factor (1/(1+discount rate)^years)	0.9016	0.7081	0.5373	0.4986
0.4986 is then divided by 28.8% to arrive at the terminal multiplier				1.7312

** - Low factor is calculated as above, but using discount rates of 40.7% to 2011 and 37.7% thereafter.

*** - Tax shield	Tax Basis $ (A)	CCA Rate % (B)	Disc. Rate % (C)	Tax Shield $ (below)
Class 8	473,504	20%	36.25%	51,349
Class 10	431,893	30%	36.25%	59,650
Class 43	2,909,600	30%	36.25%	401,854
Class 12	194,216	100%	36.25%	43,476
Class 13	1,582,116	20%	36.25%	171,572
Totals - rounded	**5,591,000**			**728,000**

Tax shield calculation = (A X B X 30.5% tax rate) / (C + B)

NOTE: This schedule forms part of, and should be read in conjunction with, the accompanying Report.

LUXELL TECHNOLOGIES INC.
ESTIMATE VALUATION REPORT
AS AT NOVEMBER 30, 2008

WEIGHTED AVERAGE COST OF CAPITAL ASSESSMENT

STEP 1 - COST OF CAPITAL CALCULATIONS:

	LOW	HIGH
Cost of Debt at 5% to 6% less tax @ 30.5%	3.48%	4.17%
Cost of Equity - see Section 9.4	35.00%	45.00%

STEP 2 - WEIGHTING DETERMINATION USING MODEL CAPITAL STRUCTURE:

	WEIGHT	RATE	RESULT (A X B)
Calculation of the discount rate for the high end of the cash flows range:			
DEBT	10.00%	3.48%	0.35%
EQUITY	90.00%	35.00%	31.50%
TOTAL	100.00%		31.80%
Calculation of the discount rate for the low end of the cash flows range:			
DEBT	5.00%	4.17%	0.21%
EQUITY	90.00%	45.00%	40.50%
TOTAL	100.00%		40.70%

NOTE: This schedule forms part of, and should be read in conjunction with, the accompanying Report.

LUXELL TECHNOLOGIES INC.
ESTIMATE VALUATION REPORT

COMPARATIVE BALANCE SHEETS
AS AT AUGUST 31, 2007 AND 2008 AND NOVEMBER 30, 2008

	November 30, 2008	August 31, 2008	August 31, 2007
ASSETS	**$**	**$**	**$**
CURRENT			
Cash	151,989	175,800	-
Accounts receivable	495,635	1,661,485	1,651,908
Inventory	1,080,207	996,375	1,440,742
Prepaids and other assets	55,321	30,386	166,548
	1,783,152	2,864,046	3,259,198
PATENTS AND LICENCES	23,190	26,929	28,432
PROPERTY AND EQUIPMENT	270,832	298,599	390,951
	2,077,174	3,189,574	3,678,581
LIABILITIES			
CURRENT			
Bank indebtedness	-	-	99,106
Accounts payable and accrued liabilities	2,158,877	2,411,507	2,513,166
Class A Notes	-	-	3,750,000
Due to shareholders	-	-	330,161
Deferred revenue	194,608	193,295	1,252,633
Leasehold reconstruction obligation	113,088	113,088	113,088
Government loans	263,364	263,364	-
	2,729,937	2,981,254	8,058,154
PROMISSORY NOTES	-	-	1,381,947
GOVERNMENT LOANS	-	-	957,761
	2,729,937	2,981,254	10,397,862
SHAREHOLDERS' EQUITY (DEFICIENCY)			
SHARE CAPITAL	55,261,432	55,261,432	49,083,765
SHARES TO BE ISSUED	1,553,946	1,553,946	-
CONTRIBUTED SURPLUS	5,299,825	5,299,825	5,160,026
WARRANTS	1,082,887	1,082,887	421,887
DEFICIT	(63,850,853)	(62,989,770)	(61,384,959)
	(652,763)	208,320	(6,719,281)
	2,077,174	3,189,574	3,678,581

NOTE: This schedule forms part of, and should be read in conjunction with, the accompanying Report.

Schedule 7

LUXELL TECHNOLOGIES INC.
ESTIMATE VALUATION REPORT

COMPARATIVE STATEMENTS OF INCOME
FOR THE TWO YEARS ENDED AUGUST 31, 2008 AND THE THREE MONTHS ENDED NOVEMBER 30, 2008

	November 30, 2008 $	August 31, 2008 $	August 31, 2007 $
REVENUES	318,315	5,007,612	3,736,933
EXPENSES			
Direct labour and materials	329,515	2,577,149	2,765,977
Research and development, net of government assistance	330,829	1,204,242	2,314,502
General and administrative	398,263	2,116,961	3,054,632
Sales, marketing and royalty	90,947	396,137	476,850
Production support and quality assurance	43,707	100,900	135,342
Foreign exchange (gain)	(49,055)	(53,414)	(32,940)
Loss on sale of property and equipment	-	-	158,715
Interest expense	2,900	837,520	1,099,434
Amortization of property and equipment	28,415	111,817	203,898
Amortization of licence	3,877	15,508	15,508
	1,179,398	7,306,820	10,191,918
Loss before the undernoted	(861,083)	(2,299,208)	(6,454,985)
Gain on compromise of debt	-	694,397	2,160,452
NET LOSS FOR THE YEAR	(861,083)	(1,604,811)	(4,294,533)

NOTE: This schedule forms part of, and should be read in conjunction with, the accompanying Report.

TAYLOR LEIBOW LLP
ACCOUNTANTS AND ADVISORS

Schedule 8

LUXELL TECHNOLOGIES INC.
ESTIMATE VALUATION REPORT

COMPARATIVE FORECASTED BALANCE SHEETS
AS AT AUGUST 31, 2009 THROUGH 2011

	August 31, 2009	August 31, 2010	August 31, 2011
ASSETS	$	$	$
CURRENT			
Cash and cash equivalents	1,330,619	5,491,493	10,668,900
Accounts receivable	1,725,000	1,375,000	2,000,000
Inventory	1,108,224	1,017,518	1,385,280
Prepaids and other assets	50,000	100,000	100,000
	4,213,843	7,984,011	14,154,180
PATENTS AND LICENCES	11,421	-	-
PROPERTY AND EQUIPMENT	188,947	79,295	-
	4,414,211	8,063,306	14,154,180
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities	1,800,000	1,900,000	2,300,000
Deferred revenue	145,000	145,000	145,000
	1,945,000	2,045,000	2,445,000
NEW DEBT (BDC)	1,000,000	1,000,000	1,000,000
LEASEHOLD RECONSTRUCTION OBLIGATION	113,088	113,088	113,088
GOVERNMENT LOANS	206,463	116,631	26,800
	3,264,551	3,274,719	3,584,888
SHAREHOLDERS' EQUITY (DEFICIENCY)			
SHARE CAPITAL	56,815,378	56,815,378	56,815,378
CONTRIBUTED SURPLUS	5,299,825	5,299,825	5,299,825
WARRANTS	1,082,887	1,082,887	1,082,887
DEFICIT	(62,048,430)	(58,409,503)	(52,628,798)
	1,149,660	4,788,587	10,569,292
	4,414,211	8,063,306	14,154,180

NOTE: This schedule forms part of, and should be read in conjunction with, the accompanying Report.

Schedule 9

LUXELL TECHNOLOGIES INC.
ESTIMATE VALUATION REPORT

COMPARATIVE FORECASTED STATEMENTS OF INCOME
FOR THE THREE YEARS ENDED AUGUST 31, 2011

	August 31, 2009 $	August 31, 2010 $	August 31, 2011 $
REVENUES	7,410,000	12,000,000	16,000,000
EXPENSES			
Direct labour and materials	4,021,800	6,240,000	8,320,000
Research and development, net of government assistance	445,000	280,000	180,000
General and administrative (including rent)	1,555,000	1,340,000	1,340,000
Sales, marketing and royalty	325,000	300,000	300,000
Production support and quality assurance	-	-	-
Foreign exchange (gain)	(50,000)	-	-
Loss on sale of property and equipment	-	-	-
Interest expense	46,700	80,000	80,000
Amortization of property and equipment	109,652	109,652	79,295
Amortization of licence	15,508	11,421	-
	6,468,660	8,361,073	10,299,295
NET PROFIT	941,340	3,638,927	5,700,705

END

NOTE: This schedule forms part of, and should be read in conjunction with, the accompanying Report.

TAYLOR LEIBOW
ACCOUNTANTS AND ADVISORS